



BD






BD




BD

Helping all people
live healthy lives

2010 Annual Report

Products

- Needles and syringes
- Intravenous catheters
- Safety-engineered and auto-disable devices
- Prefillable drug delivery systems
- Prefilled IV flush syringes
- Insulin syringes and pen needles
- Regional anesthesia needles and trays
- Sharps disposal containers



Products

- Integrated systems for specimen collection
- Safety-engineered blood collection products and systems
- Automated blood culturing systems
- Molecular testing systems for sexually transmitted diseases and HAIs
- Microorganism identification and drug susceptibility systems
- Liquid-based cytology systems for cervical cancer screening
- Rapid diagnostic assays
- Plated media



Products

- Fluorescence-activated cell sorters and analyzers
- Monoclonal antibodies and kits for cell analysis
- Reagent systems for life science research
- Cell imaging systems
- Laboratory products for tissue culture and fluid handling
- Cell culture media and supplements for biopharmaceutical manufacturing





BD At a Glance



BD Medical

BD Medical is among the world's leading suppliers of medical devices and a leading innovator in injection- and infusion-based drug delivery since 1906, when the Company built the first-ever facility in the U.S. to manufacture needles and syringes. The BD Medical segment is focused on providing innovative solutions to reduce the spread of infection, enhance diabetes treatment and advance drug delivery.

$3.796 Revenue (billions of dollars)*



Medical Surgical Systems $2.010
Pharmaceutical Systems $1.001
Diabetes Care $.786

Customers Served

- Hospitals and clinics
- Physicians' office practices
- Consumers and retail pharmacies
- Governmental and nonprofit public health agencies
- Pharmaceutical companies
- Healthcare workers



BD Diagnostics

BD Diagnostics is a leading provider of products for the safe collection and transport of diagnostics specimens, as well as instruments and reagent systems to accurately detect a broad range of infectious diseases, healthcare-associated infections (HAIs) and cancers. The BD Diagnostics segment focuses on improving health outcomes for patients by providing laboratories with solutions that improve quality, enhance laboratory system productivity and inform medical decisions.

$2.319 Revenue (billions of dollars)



Preanalytical Systems $1.198
Diagnostic Systems $1.121

Customers Served

- Hospitals, laboratories and clinics
- Reference laboratories
- Blood banks
- Healthcare workers
- Public health agencies
- Physicians' office practices
- Industrial and food microbiology laboratories



BD Biosciences

BD Biosciences is a world leader in bringing innovative diagnostic and research tools to life scientists, clinical researchers, laboratory professionals and clinicians who are involved in basic research, drug discovery and development, biopharmaceutical production and disease management. The BD Biosciences segment is focused on continually advancing the science and applications associated with cellular analysis and products that help grow living cells and tissue.

$1.257 Revenue (billions of dollars)



Cell Analysis $.951
Discovery Labware $.306

Customers Served

- Research and clinical laboratories
- Academic and government institutions
- Pharmaceutical and biotechnology companies
- Hospitals
- Blood banks

*Amounts may not add due to rounding

BD is a leading global medical technology company that develops, manufactures and sells medical devices, instrument systems and reagents. The Company is dedicated to improving people's health throughout the world. BD is focused on improving drug delivery, enhancing the quality and speed of diagnosing infectious diseases and cancers, and advancing research, discovery and production of new drugs and vaccines. BD's capabilities are instrumental in combating many of the world's most pressing diseases. Founded in 1897 and headquartered in Franklin Lakes, New Jersey, BD employs approximately 29,000 associates in more than 50 countries throughout the world. The Company serves healthcare institutions, life science researchers, clinical laboratories, the pharmaceutical industry and the general public. For more information, please visit www.bd.com.

Financial Highlights

Thousands of dollars, except per share amounts	2010	2009	Change
Operating results			
Revenues	$7,372,333	$6,986,722	5.5%
Income from continuing operations	$1,176,340	$1,167,345	0.8%
Diluted earnings per share,			
from continuing operations	4.90	4.73	3.6%
Dividends per common share	1.48	1.32	12.1%

Cover: Bottom row, center photo courtesy of the U.S. Fund for UNICEF.

Dear Fellow Shareholders:

We continue to drive growth through innovation and operating excellence. This strategy serves customers, rewards shareholders and engages our associates.



Edward J. Ludwig
Chairman and
Chief Executive Officer

Vincent A. Forlenza
President and
Chief Operating Officer



To watch a video of Edward J. Ludwig and Vincent A. Forlenza discussing 2010 at BD, visit www.bd.com/ar10.

2010 was another year of solid performance and progress for BD.

We exceeded our earnings goals for the 10th straight year and returned 66 percent of operating cash flow to our shareholders while increasing our dividend for the 38th consecutive year. We also invested $431 million in R&D and $537 million in capital to support our strategy.

We achieved solid revenue growth, although modestly below our original expectations for the year. Good performance in developing country markets partially compensated for weaker demand in the United States and Western Europe, as economic conditions in these areas continued to be challenging.

It is prudent to expect these macroeconomic headwinds to continue for the foreseeable future. Nevertheless, we are committed to delivering double-digit EPS growth while increasing our investments in R&D. Accordingly, we are aggressively reducing G&A expenses as we continue to drive manufacturing operating efficiencies; at the same time, our team is making significant investments to build our capabilities in emerging markets. We are also making efficient use of our strong balance sheet.

BD Strategy

You invested in BD because you share our vision for success. We continue to drive growth through innovation and operating excellence. This strategy serves customers, rewards shareholders and engages our associates. The fundamental BD Strategy is:

BD applies technologies to address unmet and sometimes underappreciated — but important — needs within healthcare and life sciences.

Our four broad areas of focus are:

- Enabling safer, simpler and more effective parenteral drug delivery
- Improving clinical outcomes through new, accurate and faster diagnostics
- Providing tools and technologies to the research community that facilitate basic science, drug discovery and cell therapy
- Enhancing disease management in diabetes, women's health and cancer, and infection control

Key Strategic Developments

Consistent with our purpose of *"Helping all people live healthy lives,"* in June BD Medical launched the *BD Ultra-Fine* Nano — the world's smallest pen needle — which is proven to be as effective as longer needles for patients of all body types and proven to offer a less painful injection experience. We are confident that this tiny needle can ease diabetes patients' adherence to injectable drug therapy regimens, thereby helping to reduce the disease's deadly, debilitating and costly complications. BD also launched an innovative collaboration with the Juvenile Diabetes Research Foundation (JDRF) aimed at improving the treatment of type 1 diabetes by developing novel insulin delivery products to enhance the use of insulin pumps. Significant opportunities exist to enhance pump therapy by improving convenience as well as minimizing pain and site infections, helping people with diabetes control glucose levels.

A key objective of the program will be the evaluation of new delivery technologies, including BD microneedles — tiny needles which may be virtually pain free that deliver insulin just beneath the skin, increasing the speed of insulin uptake.

BD remains focused on driving both top-line and bottom-line growth through an intense focus on strengthening our core businesses.

BD remains focused on driving both top-line and bottom-line growth through an intense focus on strengthening our core businesses. In fiscal year 2010, we divested our Ophthalmic Systems unit as well as the surgical blades, critical care and extended dwell catheter product platforms of the Medical Surgical Systems unit. These divestitures will enable our BD Medical segment to focus resources and management attention on opportunities which are a preferred strategic fit with its strategy, which focuses on parenteral medication delivery.

In BD Diagnostics, we completed the acquisition of HandyLab and continued development of the *BD MAX* System, a next-generation automated workstation for molecular testing designed to streamline workflow and enable laboratories to perform state-of-the-art molecular diagnostics with walkaway automation. We plan to launch the new 6-color *BD MAX* System in fiscal year 2011 as an open system for laboratory-developed tests and introduce a series of new BD assays designed to help customers address healthcare-associated infections and enable faster, more accurate diagnosis of infectious disease. We are pleased with the continued progress of our *BD SurePath* cervical cancer screening system, particularly in international markets where BD is collaborating with governments to implement improved screening programs to detect cervical cancer at the earliest stages.

We are also excited about the new BD Biosciences - Advanced Bioprocessing facility in Miami, Florida, the industry's first fully dedicated, stand-alone "antibiotic-free" and "animal-free" (AF^2) facility for producing high-quality cell culture media and supplements that are used in the production of vaccines and biopharmaceuticals. The new AF^2 facility has been designed to meet cGMP (Current Good Manufacturing Practice) requirements in order to deliver a new standard for safety and quality for cell culture media and supplements.

International Expansion

We also continued to invest in international expansion in 2010, including beginning operations in new manufacturing facilities in Hungary, for Pharmaceutical Systems products, and Mexico, for Medical Surgical Systems products.

We anticipate that over the next decade, an important part of the Company's revenue growth will come from emerging markets such as China, India and Latin America.

We anticipate that over the next decade, an important part of the Company's revenue growth will come from emerging markets such as China, India and Latin America. We are investing in more capabilities and resources to expand market coverage, and also plan to expand local manufacturing and R&D in some of these regions.

Emerging countries are investing in their health systems to extend health services access to larger populations, and BD is well positioned to provide needed products and training in support of overall health goals in these countries. We have deep capabilities in infectious disease diagnosis, immune system monitoring and infection control. Our experience and capabilities in noncommunicable diseases, such as diabetes and cervical cancer, and fundamental clinical procedures align well with the needs of expanding health systems in emerging countries. We also are recognized as a trusted partner by non-government organizations and international agencies with which we collaborate to help serve the health needs of people living in developing regions such as sub-Saharan Africa and the Caribbean, many of whom rely on international funding sources to access health services.

Operating Effectiveness

This year, we finished the design phase and began the implementation phase of EVEREST, our multi-year enterprise resource planning program which will provide the foundation for global, common work processes and refresh technology to drive operating effectiveness and improve service excellence to customers. Our ReLoCo (Reliable low-cost manufacturing) initiative also made excellent progress. We will introduce a series of lower-cost hypodermic products for lower-priced developing world markets based on new designs and a new manufacturing process beginning in 2011.

Financial Performance

BD revenues of $7.4 billion represent an increase of 5.5 percent over fiscal year 2009. Our diluted earnings per share from continuing operations increased 3.6 percent on a reported basis. Net cash flow provided by continuing operating activities was $1.7 billion. When we look at past investments in BD over the long term, the returns are quite favorable, as demonstrated in the chart [right].

BD Medical revenues rose by 6.7 percent over 2009 to $3.8 billion, or 6.2 percent on a foreign currency-neutral basis. Revenue growth was driven by sales of safety-engineered products and prefilled flush syringes, as well as continued strong growth in worldwide pen needle sales.

BD Diagnostics revenues rose by 4.2 percent over 2009 to $2.3 billion, or 4.0 percent on a foreign currency-neutral basis. Revenue growth in the Preanalytical Systems unit was driven by sales of safety-engineered products. Revenue growth in the Diagnostic Systems unit was driven by worldwide sales of its automated diagnostic platforms.

BD Biosciences revenues increased by 4.4 percent over 2009 to $1.3 billion, or 6.8 percent on a currency-neutral basis. Revenue growth in the Cell Analysis unit reflected increased demand for instruments and reagents and was aided by governmental economic stimulus programs for research in the U.S. and Japan. Revenue growth in the Discovery Labware unit reflected increased sales to major biopharmaceutical customers.

Total Shareholder Return


(5-Year Compound Annual Growth Rate)
9/30/05–9/30/10*
8.89%
0.64%
-1.39%
BDX
S&P 500 Index
S&P 500 Health Care Equipment Index
*Based on data provided by Standard & Poor's

Social Responsibility

BD makes important contributions to society and public health through the products we develop, manufacture and sell around the world. We are privileged to work with partners to add further value via our corporate social investment program which comprises strategic collaborations, philanthropy and volunteering. Some highlights of our efforts this year include:

» **Haiti Disaster Relief:** In January 2010, Haiti suffered a devastating earthquake which left hundreds of thousands dead, millions without homes and countless survivors in desperate need of medical attention. BD responded by committing medical supplies and cash support valued at $5.7 million, including matching employee donations, to help with relief efforts as well as longer-term recovery activities — the largest single disaster relief donation in BD's history. Our partner organizations effectively distributed IV catheters, antimicrobial scrub brushes and antiseptic, needles and syringes, and various other BD products. In February 2011, BD associates will travel to Haiti to assist in healthcare clinics as part of the sixth annual BD Volunteer Service Trip.

» **Gulf of Mexico Oil Spill:** In May 2010, BD donated 30,000 syringes and other medical supplies to Direct Relief International for use in animal rescue and rehabilitation sites in Louisiana, Mississippi and Florida. The assortment of syringes was used to feed and medicate sea birds, sea turtles, dolphins and other marine mammals.

» **BD – PEPFAR Collaboration:** BD and the U.S. President's Emergency Plan for AIDS Relief (PEPFAR) launched a joint, multi-year initiative to improve blood collection practices in African clinics and hospitals. The "Safer Blood Collection" initiative was launched in Nairobi, Kenya under the leadership of the Kenyan Ministries of Health (MOH) through the National AIDS and STI Control Programme. The Project is designed to protect both healthcare workers and patients in countries severely impacted by the HIV/AIDS pandemic by improving blood collection practices and specimen handling. Better blood collection practices improve specimen quality, which ultimately enhances patient care. To date, 20 health workers have been trained as master trainers and they, in turn, trained another 80 healthcare workers in safe blood drawing practices.



BD continues to gain external recognitions around the world in the areas of corporate responsibility, innovation, environment, health and safety, and employer of choice. We are pleased that we ranked #1 in our industry category this year in *FORTUNE's* 2010 World's Most Admired Companies list. Highlights of our many other recognitions are detailed in the next section and on page 6 of this report. These corporate and local recognitions reflect our continued progress in achieving BD's **"Three Greats"**: delivering **great performance** for customers and shareholders, making **great contributions** to society and being a **great place to work**.

The BD – PEPFAR initiative aims to support training for thousands of healthcare workers in sub-Saharan Africa in blood-drawing procedures and specimen handling.

Environmental Performance

This year, we continued to implement our strategy in the area of environmental sustainability. Our operations have made good progress toward meeting our 2015 environmental targets for energy efficiency and waste reduction. We have also made commitments for renewable energy at a number of our sites and added two sites to our portfolio of LEED buildings, including a Gold Certification for our Canadian headquarters and Silver Certification for our new manufacturing facility in Mebane, North Carolina. We continue to make progress incorporating environmental considerations into our product design processes, and we will report achievements in this area in 2011.

We are pleased that we continue to be recognized for our commitment to the environment. The U.S. Environmental Protection Agency's Green Power Partnership awarded BD a Green Power Leadership Award, and we were again included as a member of the Dow Jones Sustainability World and North America Indexes. We also ranked 24th overall, and second in the healthcare sector, in *Newsweek*'s Green Rankings of the 500 largest U.S. corporations. We invite you to read more about our commitment in BD's 2009 Sustainability Report at **www.bd.com/sustainability**.

Our Core Values:

- ***We treat each other with respect***
- ***We do what is right***
- ***We always seek to improve***
- ***We accept personal responsibility***

Organizational Development

In July, our Board of Directors promoted BD President Vince Forlenza to assume the additional title of Chief Operating Officer. This promotion reflects the additional duties that Vince has taken on during the last two years, the key role he continues to play in developing and implementing BD's strategy and vision, and the leadership and commitment Vince has demonstrated throughout his career at BD.

Key Board Developments

This year, we were pleased to welcome Chris Jones to our Board of Directors. As the former Chief Executive Officer of JWT Worldwide, one of the world's largest advertising agencies, Chris brings unique global expertise and perspective developed through his extensive and diverse international business experiences. He is also a seasoned global marketing expert who will offer valuable insight as BD expands its business into growing and emerging markets.

In Summary

Once again, the outstanding efforts of our 29,000 associates across the globe resulted in a year of strong BD performance. As we look toward the future and focus on growth and innovation, we remain ever vigilant about how we conduct business. We are proud of our associates and their commitment to strong ethics and a culture of compliance. This focus has been and will continue to be a cornerstone of how we treat our shareholders, our customers and our associates.

We believe our performance this year has demonstrated BD's ongoing commitment to creating shareholder value. We are pursuing a robust strategy, and have consistently met or exceeded the goals we have set toward reaching our vision. We know you trust us to deliver value for your investment, and we will continue to work to maintain that trust in the months and years to come as we pursue our purpose of ***"Helping all people live healthy lives."***

We look forward to communicating with you throughout the coming year.

Edward J. Ludwig
Chairman and
Chief Executive Officer

Vincent A. Forlenza
President and
Chief Operating Officer

2010 Awards and Recognition Highlights

Corporate Citizenship

- FTSE4Good Index, since 2003
- Dow Jones Sustainability World Index, since 2006
- Dow Jones Sustainability North American Index, since 2005
- World's Most Ethical Companies — Ethisphere Council
- World's Most Admired Companies — *FORTUNE*

Innovation

- Ocean Tomo 300® Patent Index — NYSE Euronext
- Most Innovative Pharmaceutical and Medical Device Companies — Strategos/wRatings Innovation Index

Environment, Health and Safety

- EPA Green Power Partnership — Leadership Club — United States
- Leading HR Practices Award, HR Advocate Award in Employee Health and Wellness — Singapore Human Resources Institute
- Peak Performance Award and Nebraska Safety Award — Nebraska Safety Council
- Green Rankings — *Newsweek*

Employer of Choice

- Employer of Choice for Women in Australia — Equal Opportunity for Women in the Workplace
- Best Workplaces in Canada — Great Place to Work® Institute
- Best Places to Work in New Jersey — *NJBIZ*, since 2005
- Best Company in China — Chinese National Standardization Committee for Clinical Laboratories and In Vitro Diagnostics
- Best Healthcare Technology Company in Spain — Spanish healthcare magazine *Redacción Médica*
- 2010 Best Employers for Healthy Lifestyles — National Business Group on Health — United States
- Top 10 BEST Employers™ in South Africa — Corporate Research Foundation Institute
- Excellent Healthy Workplace — City Government Department of Health, Taipei, Taiwan
- Best Workplaces in Argentina — Great Place to Work® Institute


Dow Jones
Sustainability Indexes
Member 2010/11


2010
WORLD'S MOST
ETHICAL
COMPANIES
WWW.ETHISPHERE.COM




FTSE4Good


FORTUNE
WORLD'S MOST
ADMIRED
COMPANIES
2010


300
OCEAN TOMO 300®
PATENT INDEX


EPA
GREEN
POWER
PARTNER


BD: #2 IN HEALTHCARE
Newsweek
GREEN
RANKINGS
2010


NJBIZ
Best Places
to Work
NJ
2010


GREAT
PLACE
TO
WORK
INSTITUTE
CANADA
BEST
workplaces
2010


BEST
EMPLOYERS
2010


EOWA
Employer
of Choice for
Women


best
2010/11
EMPLOYERS
SOUTH AFRICA
NUMBER 10


GREAT
PLACE
TO
WORK
INSTITUTE
ARGENTINA
MEJORES
EMPRESAS
para trabajar
2010

Corporate Information

Annual Meeting

Tuesday, February 1, 2011 – 1:00 p.m.
Hilton Short Hills
41 John F. Kennedy Parkway
Short Hills, NJ 07078

This annual report is not a solicitation of proxies.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: 1-877-498-8861
International: 1-781-575-2726
Internet: www.computershare.com

Direct Stock Purchase Plan

The Direct Stock Purchase Plan established through Computershare Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Plan documentation and additional information may be obtained by calling Computershare Trust Company, N.A., at 1-877-498-8861, or by accessing the "Buy Shares" feature located within the Investor Centre of Computershare's website at www.computershare.com.

NYSE Symbol: BDX

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Phone: 1-212-773-3000
Internet: www.ey.com

Shareholder Information

At November 9, 2010, BD had 8,899 shareholders of record. BD's Statement of Corporate Governance Principles, BD's Business Conduct and Compliance Guide, the charters of BD's Committees of the Board of Directors, BD's reports and statements filed with or furnished to the Securities and Exchange Commission and other information are posted on BD's website at **www.bd.com/investors**.

Shareholders may receive, without charge, printed copies of these documents, including BD's 2010 Annual Report on Form 10-K, by contacting:
Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

The graph below presents a comparison of cumulative total return to shareholders for the five-year period ended September 30, 2010 for BD, the S&P 500 Index and the S&P 500 Health Care Equipment Index.

Cumulative total return to shareholders is measured by dividing total dividends (assuming dividend reinvestment) plus per share price change for the period by the share price at the beginning of the measurement period. BD's cumulative shareholder return is based on an investment of $100 on September 30, 2005 and is compared to the cumulative total return of the S&P 500 Index and the S&P 500 Health Care Equipment Index over the same period with a like amount invested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG BECTON, DICKINSON AND COMPANY, THE S&P 500 INDEX, AND THE S&P 500 HEALTH CARE EQUIPMENT INDEX*


Dollars
200
150
100
50
0
Sep 05
Dec 05
Mar 06
June 06
Sep 06
Dec 06
Mar 07
June 07
Sep 07
Dec 07
Mar 08
June 08
Sep 08
Dec 08
Mar 09
June 09
Sep 09
Dec 09
Mar 10
June 10
Sep 10
Becton, Dickinson and Company
S&P 500 Index
S&P 500 Index Health Care Equipment Index

*Source: Standard & Poor's

Corporate Officers

Edward J. Ludwig
Chairman and
Chief Executive Officer

Richard K. Berman
Vice President and Treasurer

Donna M. Boles
Senior Vice President —
Human Resources

Scott P. Bruder, M.D., Ph.D.
Senior Vice President and
Chief Technology Officer

Gary M. Cohen
Executive Vice President

David T. Durack, M.D., D.Phil.
Senior Vice President —
Corporate Medical Affairs

David V. Elkins
Executive Vice President
and Chief Financial Officer

Vincent A. Forlenza
President and Chief Operating Officer

David W. Highet
Vice President and
Chief Intellectual Property Counsel

William A. Kozy
Executive Vice President

Dean J. Paranicas
Vice President, Corporate Secretary
and Public Policy

Patti E. Russell
Vice President and Chief Ethics
and Compliance Officer

Antoinette F. Segreto
Vice President, Tax

Jeffrey S. Sherman
Senior Vice President and
General Counsel

Patricia B. Shrader
Senior Vice President — Corporate
Regulatory and External Affairs

William A. Tozzi
Senior Vice President and Controller

Corporate Directors

Basil L. Anderson[1,2,5]
Retired Vice Chairman — Staples, Inc.

Henry P. Becton, Jr.[3,4,5]
Vice Chairman and former President —
WGBH Educational Foundation

Edward F. DeGraan[2,4,5]
Retired Vice Chairman — Gillette
Procter & Gamble Company

Claire M. Fraser-Liggett, Ph.D.[3,4]
Director — Institute of Genome
Sciences, University of Maryland
School of Medicine

Christopher Jones[1,3]
Retired Chief Executive Officer —
JWT Worldwide

Marshall O. Larsen[1,2]
Chairman, President and
Chief Executive Officer —
Goodrich Corporation

Edward J. Ludwig[5]
Chairman and
Chief Executive Officer — BD

Adel A. F. Mahmoud, M.D., Ph.D.[3,4]
Professor, Department of Molecular
Biology and the Woodrow Wilson
School of Public and International
Affairs — Princeton University

Gary A. Mecklenburg[1,3]
Retired President and
Chief Executive Officer —
Northwestern Memorial HealthCare

Cathy E. Minehan[1,3]
Retired President and Chief Executive
Officer — Federal Reserve Bank
of Boston

James F. Orr[1,2,5]
Retired Chairman and Chief Executive
Officer — Convergys Corporation

Willard J. Overlock, Jr.[2,4,5]
Retired Partner — Goldman, Sachs & Co.

Bertram L. Scott[1,2]
President, U.S. Commercial —
CIGNA Corporation

Alfred Sommer, M.D., M.H.S.[3,4,5]
Professor of International Health,
Epidemiology and Ophthalmology —
Johns Hopkins University Medical
School and Bloomberg School of
Public Health

Committees appointed by the Board of Directors
1- Audit Committee
2- Compensation and Benefits Committee
3- Corporate and Scientific Affairs Committee
4- Corporate Governance and Nominating Committee
5- Executive Committee

Printing Information*

To conserve resources and limit environmental impact, the content of this printed report has been printed on Mohawk Silk Loop, an FSC-certified paper that is made using renewable energy. Compared to a standard paper stock, this paper represents the following environmental savings:

131
trees preserved for the future

377 lbs
water-borne waste not created

55,443 gal
wastewater flow saved

6,134 lbs
solid waste not generated

12,078 lbs net
greenhouse gases prevented

92,451,100 BTUs
energy not consumed

34,184 lbs ghg
emissions not generated
14,015 windpower savings
20,168 carbon offset savings

36 barrels
fuel oil unused
15 windpower savings
22 carbon offset savings

equivalent to taking
3 cars
off the road for one year

equivalent to planting
2,325 trees
953 windpower savings
1,372 carbon offset savings

*Source: Mohawk Fine Papers Inc.


50%
FSC

As filed with the Securities and Exchange Commission on November 24, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2010

COMMISSION FILE NUMBER 1-4802

BECTON, DICKINSON AND COMPANY

(Exact name of registrant as specified in its charter)

New Jersey *(State or other jurisdiction of incorporation or organization)*	**22-0760120** *(I.R.S. Employer Identification No.)*
1 Becton Drive Franklin Lakes, New Jersey *(Address of principal executive offices)*	**07417-1880** *(Zip code)*

(201) 847-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $1.00	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of March 31, 2010, the aggregate market value of the registrant's outstanding common stock held by non-affiliates of the registrant was approximately $18,325,503,422.

As of October 31, 2010, 229,961,230 shares of the registrant's common stock were outstanding.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held February 1, 2011 are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General

Becton, Dickinson and Company (also known as "BD") was incorporated under the laws of the State of New Jersey in November 1906, as successor to a New York business started in 1897. BD's executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and its telephone number is (201) 847-6800. All references in this Form 10-K to "BD" refer to Becton, Dickinson and Company and its domestic and foreign subsidiaries, unless otherwise indicated by the context.

BD is a global medical technology company engaged principally in the development, manufacture and sale of medical devices, instrument systems and reagents used by healthcare institutions, life science researchers, clinical laboratories, the pharmaceutical industry and the general public.

Business Segments

BD's operations consist of three worldwide business segments: BD Medical, BD Diagnostics and BD Biosciences. Information with respect to BD's business segments is included in Note 6 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data, and is incorporated herein by reference.

BD Medical

BD Medical produces a broad array of medical devices that are used in a wide range of healthcare settings. BD Medical's principal product lines include needles, syringes and intravenous catheters for medication delivery (including safety-engineered and auto-disable devices); prefilled IV flush syringes; syringes and pen needles for the self-injection of insulin and other drugs used in the treatment of diabetes; prefillable drug delivery systems provided to pharmaceutical companies and sold to end-users as drug/device combinations; regional anesthesia needles and trays; and sharps disposal containers. The primary customers served by BD Medical are hospitals and clinics; physicians' office practices; consumers and retail pharmacies; governmental and nonprofit public health agencies; pharmaceutical companies; and healthcare workers.

BD Diagnostics

BD Diagnostics provides products for the safe collection and transport of diagnostics specimens, as well as instrument systems and reagents to detect a broad range of infectious diseases, healthcare-associated infections ("HAIs") and cancers. BD Diagnostics' principal products include integrated systems for specimen collection; safety-engineered blood collection products and systems; automated blood culturing systems; molecular testing systems for sexually transmitted diseases and HAIs; microorganism identification and drug susceptibility systems; liquid-based cytology systems for cervical cancer screening; rapid diagnostic assays; and plated media. BD Diagnostics serves hospitals, laboratories and clinics; reference laboratories; blood banks; healthcare workers; public health agencies; physicians' office practices; and industrial and food microbiology laboratories.

BD Biosciences

BD Biosciences produces research and clinical tools that facilitate the study of cells, and the components of cells, to gain a better understanding of normal and disease processes. That information is used to aid the discovery and development of new drugs and vaccines, and to improve the diagnosis and management of diseases. BD Biosciences' principal product lines include fluorescence-activated cell sorters and analyzers; monoclonal antibodies and kits for performing cell analysis; reagent systems for life science research; cell imaging systems; laboratory products for tissue culture and fluid handling; diagnostic assays; and cell culture media supplements for biopharmaceutical manufacturing. The primary customers served by BD Biosciences are research and clinical laboratories; academic and governmental institutions; pharmaceutical and biotechnology companies; hospitals; and blood banks.

Acquisitions

On November 19, 2009, BD acquired 100% of the outstanding shares of HandyLab, Inc. ("HandyLab"), a company that develops and manufactures molecular diagnostic assays and automation platforms. The purchase price was $275 million in cash. HandyLab has developed and commercialized a flexible automated platform for performing molecular diagnostics that complements BD's molecular diagnostics offerings, specifically in the area of HAIs. Additional information regarding this transaction is contained in Note 9 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data, which is incorporated herein by reference.

Divestitures

During the fourth quarter of 2010, the Company sold the Ophthalmic Systems unit, as well as the surgical blades, critical care and extended dwell catheter product platforms of the Medical Surgical Systems unit for $270 million. Additional information regarding this transaction is contained in Note 10 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data, which is incorporated herein by reference.

International Operations

BD's products are manufactured and sold worldwide. For reporting purposes, we organize our operations outside the United States as follows: Europe (which includes the Middle East and Africa); Japan; Asia Pacific (which includes Australia and all of Asia except Japan); Latin America (which includes Mexico and Brazil) and Canada. The principal products sold by BD outside the United States are needles and syringes; insulin syringes and pen needles; diagnostic systems; BD Vacutainer™ brand blood collection products; BD Hypak™ brand prefillable syringe systems; infusion therapy products; flow cytometry instruments and reagents; and disposable laboratory products. BD has manufacturing operations outside the United States in Brazil, Canada, China, France, Germany, Hungary, India, Ireland, Japan, Mexico, Pakistan, Singapore, South Korea, Spain, Sweden and the United Kingdom. Geographic information with respect to BD's operations is included under the heading "Geographic Information" in Note 6 to the consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, and is incorporated herein by reference.

Foreign economic conditions and exchange rate fluctuations have caused the profitability related to foreign revenues to fluctuate more than the profitability related to domestic revenues. BD believes its activities in some countries outside the United States involve greater risk than its domestic business due to the factors cited herein, as well as the economic environment, local commercial and economic policies and political uncertainties. See further discussion of this risk in Item 1A. Risk Factors.

Distribution

BD's products are marketed in the United States and internationally through independent distribution channels and directly to end-users by BD and independent sales representatives. No customer accounted for 10% or more of revenues in fiscal year 2010. Order backlog is not material to BD's business inasmuch as orders for BD products generally are received and filled on a current basis, except for items temporarily out of stock. BD's worldwide sales are not generally seasonal, with the exception of certain medical devices in the BD Medical segment, and respiratory and flu diagnostic products in the BD Diagnostics segment, that relate to seasonal diseases such as influenza.

Raw Materials

BD purchases many different types of raw materials, including plastics, glass, metals, textiles, paper products, agricultural products, electronic and mechanical sub-assemblies and various biological, chemical and petrochemical products. Certain raw materials (primarily related to the BD Biosciences segment) are not available from multiple sources. In the case of certain principal raw materials that are available from multiple sources, for various reasons (including quality assurance and cost effectiveness), BD elects to purchase these raw materials from sole suppliers. In cases where there are regulatory requirements relating to qualification of suppliers, BD may not be able to establish additional or replacement sources on a timely basis. While BD works closely with its suppliers to ensure continuity of supply, the termination, reduction or interruption in supply of these sole-sourced raw materials could impact our ability to manufacture and sell certain of our products.

Research and Development

BD conducts its research and development ("R&D") activities at its operating units and at BD Technologies in Research Triangle Park, North Carolina. The majority of BD's R&D activities are conducted in the United States. Outside the United States, BD conducts R&D activities at BD Diagnostic Systems in Quebec City, Canada, BD Pharmaceutical Systems in Pont de Claix, France, and BD Medical Surgical Systems in Tuas, Singapore. BD also collaborates with certain universities, medical centers and other entities on R&D programs, and retains individual consultants to support its efforts in specialized fields. BD spent approximately $431 million, $405 million and $383 million on research and development during the fiscal years ended September 30, 2010, 2009 and 2008, respectively.

Intellectual Property and Licenses

BD owns significant intellectual property, including patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks in the United States and other countries. BD is also licensed under domestic and foreign patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks owned by others. In the aggregate, these intellectual property assets and licenses are of material importance to BD's business. BD believes, however, that no single patent, technology, trademark, intellectual property asset or license is material in relation to BD's business as a whole, or to any business segment.

Competition

BD operates in the increasingly complex and challenging medical technology marketplace whose dynamics are changing. Technological advances and scientific discoveries have accelerated the pace of change in medical technology, the regulatory environment of medical products is becoming more complex and vigorous, and economic conditions have resulted in a challenging market. Companies of varying sizes compete in the global medical technology field. Some are more specialized than BD with respect to particular markets, and some have greater financial resources than BD. New companies have entered the field, particularly in the areas of molecular diagnostics, safety-engineered devices and in the life sciences, and established companies have diversified their business activities into the medical technology area. Other firms engaged in the distribution of medical technology products have become manufacturers of medical devices and instruments as well. Acquisitions and collaborations by and among companies seeking a competitive advantage also affect the competitive environment. In addition, the entry into the market of manufacturers located in China and other low-cost manufacturing locations are creating increased pricing pressures, particularly in developing markets. Some competitors have also established manufacturing sites or have contracted with suppliers located in these countries as a means to lower their costs. New entrants may also appear, particularly from these low-cost countries.

BD competes in this evolving marketplace on the basis of many factors, including price, quality, innovation, service, reputation, distribution and promotion. The impact of these factors on BD's competitive position varies among BD's various product offerings. In order to remain competitive in the industries in which it operates, BD continues to make investments in research and development, quality management, quality improvement, product innovation and productivity improvement in support of its core strategy — to increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers and researchers.

Third-Party Reimbursement

Healthcare providers and/or facilities are generally reimbursed for their services through numerous payment systems maintained by governmental agencies (e.g., Medicare and Medicaid in the United States, the National Health Service in the United Kingdom, the Joint Federal Committee in Germany, the *Commission d'Evaluation des Produits et prestations* in France, and the Ministry for Health, Labor and Welfare in Japan), private insurance companies, and managed care organizations. The manner and level of reimbursement in any given case may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at the payer's discretion. The coverage policies and reimbursement levels of these third-party payers may impact the decisions of healthcare providers and facilities regarding which medical products they purchase and the prices they are willing to pay for those products. Thus, changes in reimbursement level or method may either positively or negatively impact sales of BD products.

While BD is actively engaged in promoting the value of its products for payers and patients, and it employs various efforts and resources to positively impact coverage, coding and payment processes in this regard, it has no direct control over payer decision-making with respect to coverage and payment levels for BD products. Additionally, we expect many payers to continue to explore cost-containment strategies (e.g., comparative effectiveness analyses, so-called "pay-for-performance" programs implemented by various public and private payers, and expansion of payment bundling schemes such as Accountable Care Organizations or ACOs) that could potentially impact coverage and/or payment levels for current or future BD products.

As BD's product offerings are diverse across many healthcare settings, they are affected to varying degrees by the many payment systems. Therefore, individual countries, product lines or product classes may be impacted by changes to these systems. Notably, the recently-enacted healthcare reform legislation in the United States (i.e., the Patient Protection and Affordable Care Act ("PPACA")) provides for numerous, substantive changes to U.S. healthcare payment systems, most of which are yet to be established in regulations. As yet, it is unclear whether, or how, the implementation of regulations pursuant to the PPACA might affect payment for BD products. See Item 1A. Risk Factors for a further discussion.

Regulation

BD's medical technology products and operations are subject to regulation by the U.S. Food and Drug Administration ("FDA") and various other federal and state agencies, as well as by foreign governmental agencies. These agencies enforce laws and regulations that govern the development, testing, manufacturing, labeling, advertising, marketing and distribution, and market surveillance of BD's medical products. The scope of the activities of these agencies, particularly in the Europe, Japan and Asia Pacific regions in which BD operates, has been increasing.

BD actively maintains FDA/ISO Quality Systems that establish standards for its product design, manufacturing, and distribution processes. Prior to marketing or selling most of its products, BD must secure approval from the FDA and counterpart non-U.S. regulatory agencies. Following the introduction of a product, these agencies engage in periodic reviews of BD's quality systems, as well as product performance, and advertising and promotional materials. These regulatory controls, as well as any changes in FDA policies, can affect the time and cost associated with the development, introduction and continued availability of new products. Where possible, BD anticipates these factors in its product development and planning processes.

These agencies possess the authority to take various administrative and legal actions against BD, such as product recalls, product seizures and other civil and criminal sanctions. BD also undertakes voluntary compliance actions such as voluntary recalls.

BD also is subject to various federal and state laws, and laws outside the United States, concerning healthcare fraud and abuse (including false claims laws and anti-kickback laws), global anti-corruption, transportation, safety and health, and customs and exports. Many of the agencies enforcing these laws have increased their enforcement activities with respect to medical device manufacturers in recent years. This appears to be part of a general trend toward increased regulation and enforcement activity within and outside the United States.

BD believes it is in compliance in all material respects with applicable law and the regulations promulgated by the applicable agencies (including, without limitation, environmental laws and regulations), and that such compliance has not had, and will not have, a material adverse effect on our operations or results. See Item 3. Legal Proceedings.

Employees

As of September 30, 2010, BD had 28,803 employees, of whom 12,262 were employed in the U.S. (including Puerto Rico). BD believes that its employee relations are satisfactory.

Other Matters

Becton Dickinson France, S.A. ("BD-France"), a subsidiary of BD, was listed among approximately 2,200 other companies in an October 27, 2005 report of the Independent Inquiry Committee ("IIC") of the United Nations ("UN") as having been involved in humanitarian contracts in which unauthorized payments were suspected of having been made to the Iraqi Government in connection with the UN's Oil-for-Food Programme (the "Programme"). In connection with the IIC's report, Becton Dickinson AG, a Swiss subsidiary of BD, received a letter of inquiry from the Vendor Review Committee ("VRC") of the United Nations Procurement Service dated November 22, 2005. The letter of inquiry said that the VRC is reviewing Becton Dickinson AG's registration status in light of BD-France being listed in the IIC's report and asked us for any information we might be able to provide relating to the findings of the report. BD conducted an internal review and found no evidence that BD or any BD employee made, authorized, or approved improper payments to the Iraqi Government in connection with the Programme. The representative utilized by BD in Iraq also unequivocally denied having made any such payments, and BD was unable to find any evidence of such payments being made by this representative. BD reported the results of its internal review to the VRC. In May 2008, BD received a letter from the U.N. stating that Becton Dickinson AG had been suspended from the UN Secretariat Procurement Division's vendor roster for a minimum period of six months. We have requested that Becton Dickinson AG be reinstated. BD believes that the suspension has not had, and will not have, a material adverse effect on BD.

In May 2007, the French Judicial Police conducted searches of BD-France's offices in France with respect to the matters that were the subject of the 2005 IIC report. We were informed that BD-France is one of a number of companies named in the IIC report that is being investigated by the French Judicial Police. In June 2009, the Belgian Federal Police contacted BD to interview certain individuals and review documents related to sales made under the Programme. We are cooperating fully with these investigations.

Available Information

BD maintains a website at *www.bd.com*. BD also makes available its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K (and amendments to those reports) as soon as reasonably practicable after those reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). These filings may be obtained and printed free of charge at *www.bd.com/investors*. In addition, the written charters of the Audit Committee, the Compensation and Benefits Committee, the Corporate and Scientific Affairs Committee, the Corporate Governance and Nominating Committee, and the Executive Committee of the Board of Directors, the Company's Corporate Governance Principles and its Business Conduct and Compliance Guide, are available at BD's website at *www.bd.com/investors/corporate_governance/*. Printed copies of these materials, BD's 2010 Annual Report on Form 10-K, and BD's reports and statements filed with, or furnished to, the SEC, may be obtained, without charge, by contacting the Corporate Secretary, BD, 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, telephone 201-847-6800.

BD also routinely posts important information for investors on its website at *www.bd.com/investors*. BD may use this website as a means of disclosing material, non-public information and for complying with its disclosure obligations under Regulation FD adopted by the SEC. Accordingly, investors should monitor the Investor Relations portion of BD's website noted above, in addition to following BD's press releases, SEC filings, and public conference calls and webcasts. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report.

Forward-Looking Statements

BD and its representatives may from time-to-time make certain forward-looking statements in publicly-released materials, both written and oral, including statements contained in filings with the SEC and in our reports to shareholders. Additional information regarding our forward-looking statements is contained Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 1A. ***Risk Factors.***

An investment in BD involves a variety of risks and uncertainties. The following describes some of the significant risks that could adversely affect BD's business, financial condition, operating results or cash flows.

Current economic conditions could adversely affect our operations.

The current economic conditions may result in a decrease in the demand for our products and services, longer sales cycles, slower adoption of new technologies and increased price competition. During fiscal year 2010, lower laboratory testing volumes and physician visits in the United States and macroeconomic factors in Western Europe contributed to weakened demand for our products. Any austerity plans implemented in Europe or other regions where governments are the primary payers of healthcare expenses and research may also result in a decrease in demand for our products. In addition, while the current economic conditions have not impaired our ability to access credit markets to date, there can be no assurance that these conditions will not adversely affect our ability to do so in the future. The current economic conditions may adversely affect our suppliers, and there can be no assurances that BD will not experience any interruptions in supply in the future. The increase in sovereign debt during the financial crisis as a result of governmental intervention in the world economy poses additional risks to the global financial system and economic recovery. We have experienced delays in collecting receivables in Greece due to the Greek government's liquidity problems. We may experience similar delays in other jurisdictions experiencing liquidity problems. The strength and timing of any economic recovery remains uncertain, and there can be no assurance that the economic downturn will not continue to affect our operations in the future.

We are subject to foreign currency exchange risk.

Over half of our fiscal year 2010 revenues were derived from international operations. Our revenues outside the United States may be adversely affected by fluctuations in foreign currency exchange rates. A discussion of the financial impact of exchange rate fluctuations and the ways and extent to which we may attempt to address any impact is contained in Item. 7, Management's Discussion of Financial Condition and Results of Operations. Any hedging activities in which we may engage only offset a portion of the adverse financial impact resulting from unfavorable changes in foreign currency exchange rates. We cannot predict with any certainty changes in foreign currency exchange rates or the degree to which we can address these risks.

Federal healthcare reform may adversely affect our results of operations.

The Patient Protection and Affordable Care Act (the "PPACA") was enacted in March 2010. Under the PPACA, beginning in 2013, medical device manufacturers, such as BD, will pay a 2.3% excise tax on U.S. sales of certain medical devices. Sales of BD products that we estimate to be subject to this tax represented about 80% of BD's total U.S. revenues in fiscal year 2010. We cannot predict with any certainty what other impact the PPACA may have on our business. The PPACA reduces Medicare and Medicaid payments to hospitals, clinical laboratories and pharmaceutical companies, and could otherwise reduce the volume of medical procedures. These factors, in turn, could result in reduced demand for our products and increased downward pricing pressure. It is also possible that the PPACA will result in lower reimbursements for our products. While the PPACA is intended to expand health insurance coverage to uninsured persons in the United States, the impact of any overall increase in access to healthcare on sales of BD's products is uncertain at this time.

Changes in reimbursement practices of third-party payers could affect the demand for our products and the prices at which they are sold.

Our sales depend, in part, on the extent to which healthcare providers and facilities are reimbursed by government authorities, private insurers and other third-party payers for the costs of our products. The coverage policies and reimbursement levels of third-party payers, which can vary among public and private sources, may affect which products customers purchase and the prices they are willing to pay for these products in a particular jurisdiction. Legislative or administrative reforms to reimbursement systems in the United States (as part of the PPACA) or abroad (for example, those under consideration in France, Germany, Italy and the United Kingdom) could significantly reduce reimbursement for procedures using BD products, or result in denial of reimbursement for those products. See "Third-Party Reimbursement" under Item 1. Business.

Price volatility could adversely affect costs associated with our operations.

Our results of operations could be negatively impacted by price volatility in the cost of raw materials, components, freight and energy. In particular, BD purchases supplies of resins, which are oil-based components used in the manufacture of certain products. Any significant increases in resin purchase costs could impact future operating results. Increases in the price of oil can also increase BD's costs for packaging and transportation. New laws or regulations adopted in response to climate change could also increase energy costs and the costs of certain raw materials and components. These cost increases may adversely affect our profitability.

BD's future growth is dependent upon the development of new products, and there can be no assurance that such products will be developed.

A significant element of our strategy is to increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers and researchers. The development of these products requires significant research and development, clinical trials and regulatory approvals. The results of our product development efforts may be affected by a number of factors, including BD's ability to innovate, develop and manufacture new products, complete clinical trials, obtain regulatory approvals and reimbursement in the United States and abroad, or gain and maintain market approval of our products. In addition, patents attained by others can preclude or delay our commercialization of a product. There can be no assurance that any products now in development or that we may seek to develop in the future will achieve technological feasibility, obtain regulatory approval, or gain market acceptance.

The medical technology industry is very competitive.

The medical technology industry is subject to rapid technological changes, and we face significant competition across our product lines and in each market in which our products are sold. We face this competition from a wide range of companies. These include large medical device companies, some of which may have greater financial and marketing resources than we do. We also face competition from firms that are more specialized than we are with respect to particular markets. Other firms engaged in the distribution of medical technology products have become manufacturers of medical devices and instruments as well. In some instances, competitors, including pharmaceutical companies, also offer, or are attempting to develop, alternative therapies for disease states that may be delivered without a medical device. The development of new or improved products, processes or technologies by other companies (such as needle-free injection technology) may render our products or proposed products obsolete or less competitive. In addition, increasing customer demand for more environmentally-friendly products is creating another basis on which BD must compete. The entry into the market of manufacturers located in China and other low-cost manufacturing locations is also creating increased pricing pressures, particularly in developing markets. Some competitors have also established manufacturing sites or have contracted with suppliers located in these countries as a means to lower their costs. New entrants may also appear, particularly from these low-cost countries.

A reduction or interruption in the supply of certain raw materials and components would adversely affect BD's manufacturing operations and related product sales.

BD purchases many different types of raw materials and components. Certain raw materials (primarily related to the BD Biosciences segment) and components are not available from multiple sources. In addition, for quality assurance, cost-effectiveness and other reasons, BD elects to purchase certain raw materials and components from sole suppliers. The supply of these materials can be disrupted for a number of reasons, including current economic conditions as described above. While we work with suppliers to ensure continuity of supply, no assurance can be given that these efforts will be successful. In addition, where there are regulatory requirements relating to the qualification of suppliers, we may not be able to establish additional or replacement sources on a timely basis. The termination, reduction or interruption in supply of these sole-sourced raw materials and components could impact our ability to manufacture and sell certain of our products.

Interruption of our manufacturing operations could adversely affect BD's future revenues and operating income.

We have manufacturing sites all over the world. In addition, in some instances, the manufacturing of certain of our product lines is concentrated in one or more of our plants. As a result, weather, natural disasters (including pandemics), terrorism, political change, failure to follow specific internal protocols and procedures, equipment malfunction, environmental factors or damage to one or more of our facilities could adversely affect our ability to manufacture our products.

BD is subject to a number of pending lawsuits.

BD is a defendant in a number of pending lawsuits, including purported class action lawsuits for alleged antitrust violations and product liability, and could be subject to additional lawsuits in the future. A more detailed description of these lawsuits is contained in Item 3. Legal Proceedings. Given the uncertain nature of litigation generally, we are not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which we are a party. In view of these uncertainties, we could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. Any such future charges, individually or in the aggregate, could adversely affect BD's results of operations and cash flows.

Consolidation in the healthcare industry could adversely affect BD's future revenues and operating income.

The medical technology industry has experienced a significant amount of consolidation. As a result of this consolidation, competition to provide goods and services to customers has increased. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate purchasing decisions for some customers, which has placed pricing pressure on medical device suppliers. Further consolidation in the industry could exert additional pressure on the prices of our products.

Product defects could adversely affect the results of our operations.

The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of our products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

We may experience difficulties implementing our enterprise resource planning system.

We are engaged in a project to upgrade our enterprise resource planning ("ERP") system. Our ERP system is critical to our ability to accurately maintain books and records, record transactions, provide important information to our management and prepare our financial statements. The design and implementation of the new ERP system has required, and will continue to require, the investment of significant financial and human resources. The total cost needed to implement the new ERP system may turn out to be more than we currently anticipate. In addition, we may not be able to successfully implement the new ERP system without experiencing difficulties. Any disruptions, delays or deficiencies in the design and implementation of the new ERP system could adversely affect our ability to process orders, ship products, provide services and customer support, send invoices and track payments, fulfill contractual obligations or otherwise operate our business.

BD is subject to extensive regulation.

BD is subject to extensive regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act, by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies. Most of BD's products must receive clearance or approval from the FDA or non-U.S. counterpart regulatory agencies before they can be marketed or sold. The process for obtaining marketing approval or clearance may take a significant period of time and require the expenditure of substantial resources, and these may be increasing. The process may also require changes to our products or result in limitations on the indicated uses of the products. Also, governmental agencies may impose new requirements regarding registration, labeling or prohibited materials that may require us to modify or re-register products already on the market or otherwise impact our ability to market our products. In addition, once clearance or approval has been obtained for a product, there is an obligation to ensure that all applicable FDA and other regulatory requirements continue to be met.

Following the introduction of a product, these agencies also periodically review our manufacturing processes and product performance. Our failure to comply with the applicable good manufacturing practices, adverse event reporting, clinical trial and other requirements of these agencies could delay or prevent the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation. Recent changes in enforcement practice by the FDA and other agencies have resulted in increased enforcement activity, which increases the compliance risk for BD and other companies in our industry.

We cannot guarantee that any of BD's strategic acquisitions, investments or alliances will be successful.

While our strategy to increase revenue growth is driven primarily by internal product development, we seek to supplement our growth through strategic acquisitions, investments and alliances. Such transactions are inherently risky. The success of any acquisition, investment or alliance may be affected by a number of factors, including our ability to properly assess and value the potential business opportunity or to successfully integrate it into our existing business. There can be no assurance that any past or future transaction will be successful.

The international operations of BD's business may subject BD to certain business risks.

BD operations outside the United States subject BD to certain risks, including the effects of fluctuations in foreign currency exchange (as discussed above); the spread of a global economic downturn; changes in foreign regulatory requirements; local product preferences; difficulty in establishing, staffing and managing foreign operations; differing labor regulations; changes in tax laws; potential political instability; trade barriers; weakening of the protection of intellectual property rights in some countries; and restrictions on the transfer of capital across borders. The success of our operations outside the United States will depend, in part, on our ability to acquire or form and maintain alliances with local companies and make necessary infrastructure enhancements to, among other things, our production facilities and distribution networks.

Reductions in customers' research budgets or government funding may adversely affect our BD Biosciences segment.

Our BD Biosciences segment sells products to researchers at pharmaceutical and biotechnology companies, academic institutions, government laboratories and private foundations. Research and development spending of our customers can fluctuate based on spending priorities and general economic conditions. A number of these customers are also dependent for their funding upon grants from U.S. government agencies, such as the U.S. National Institutes of Health ("NIH") and agencies in other countries. The level of government funding of research and development is unpredictable. There have been instances where NIH grants have been frozen or otherwise unavailable for extended periods. The availability of governmental research funding may also continue to be adversely affected by the current economic downturn. Any reduction or delay in governmental funding could cause our customers to delay or forego purchases of our products.

Our operations are dependent in part on patents and other intellectual property assets.

Many of BD's businesses rely on patent, trademark and other intellectual property assets. While we do not believe that the loss of any one patent or other intellectual property asset would materially adversely affect BD operations, these intellectual property assets, in the aggregate, are of material importance to our business. BD can lose the protection afforded by these intellectual property assets through patent expirations, legal challenges or governmental action. Patents attained by competitors, particularly as patents on our products expire, may also adversely affect our competitive position. The loss of a significant portion of our portfolio of intellectual property assets may have an adverse effect on our earnings, financial condition or cash flows. In addition, competitors may claim that BD products infringe upon their intellectual property. Resolving any intellectual property claim can be costly and time-consuming.

Natural disasters, war and other events could adversely affect BD's future revenues and operating income.

Natural disasters (including pandemics), war, terrorism, labor disruptions and international conflicts, and actions taken by the United States and other governments in response to such events, could cause significant economic disruption and political and social instability in the United States and in areas outside of the United States in which we operate. These events could result in decreased demand for our products, adversely affect our manufacturing and distribution capabilities, or increase the costs for or cause interruptions in the supply of materials from our suppliers.

We need to attract and retain key employees to be competitive.

Our ability to compete effectively depends upon our ability to attract and retain executives and other key employees, including people in technical, marketing, sales and research positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. BD's ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location and work environment. If we cannot effectively recruit and retain qualified executives and employees, our business could be adversely affected.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

BD's executive offices are located in Franklin Lakes, New Jersey. As of November 1, 2010, BD owned and leased 184 facilities throughout the world comprising approximately 16,348,578 square feet of manufacturing, warehousing, administrative and research facilities. The U.S. facilities, including Puerto Rico, comprise approximately 7,018,934 square feet of owned and 1,738,084 square feet of leased space. The international facilities comprise approximately 6,287,633 square feet of owned and 1,303,927 square feet of leased space. Sales offices and distribution centers included in the total square footage are also located throughout the world.

Operations in each of BD's business segments are conducted at both U.S. and international locations. Particularly in the international marketplace, facilities often serve more than one business segment and are used for multiple purposes, such as administrative/sales, manufacturing and/or warehousing/distribution. BD generally seeks to own its manufacturing facilities, although some are leased. The following table summarizes property information by business segment.

Sites	Corporate	BD Biosciences	BD Diagnostics	BD Medical	Mixed(A)	Total
Leased	2	11	12	70	35	130
Owned	2	6	13	24	9	54
Total	4	17	25	94	44	184
Square feet	494,104	1,144,252	2,755,390	7,600,633	4,352,199	16,348,578

(A) Facilities used by more than one business segment.

BD believes that its facilities are of good construction and in good physical condition, are suitable and adequate for the operations conducted at those facilities, and are, with minor exceptions, fully utilized and operating at normal capacity.

The U.S. facilities are located in Arizona, California, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, Minnesota, Nebraska, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Washington, DC, Washington, Wisconsin and Puerto Rico.

The international facilities are grouped as follows:

— *Europe*, which includes facilities in Austria, Belgium, Denmark, England, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Kenya, Norway, Poland, Russia, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, Turkey and the United Arab Emirates.

— *Japan.*

— *Asia Pacific*, which includes facilities in Australia, China, India, Indonesia, Malaysia, New Zealand, Pakistan, the Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam.

— *Latin America*, which includes facilities in Argentina, Brazil, Chile, Colombia, Costa Rica, Mexico, Peru and Venezuela.

— *Canada.*

Item 3. *Legal Proceedings.*

BD is named as a defendant in the following purported class action suits brought on behalf of distributors and other entities that purchase BD products (the "Distributor Plaintiffs"), alleging that BD violated federal antitrust laws, resulting in the charging of higher prices for BD's products to the plaintiffs and other purported class members.

Case	Court	Date Filed
Louisiana Wholesale Drug Company, Inc., et. al. vs. Becton Dickinson and Company	U.S. District Court, Newark, New Jersey	March 25, 2005
SAJ Distributors, Inc. et. al. vs. Becton Dickinson & Co.	U.S. District Court, Eastern District of Pennsylvania	September 6, 2005
Dik Drug Company, et. al. vs. Becton, Dickinson and Company	U.S. District Court, Newark, New Jersey	September 12, 2005
American Sales Company, Inc. et. al. vs. Becton, Dickinson & Co.	U.S. District Court, Eastern District of Pennsylvania	October 3, 2005
Park Surgical Co. Inc. et. al. vs. Becton, Dickinson and Company	U.S. District Court, Eastern District of Pennsylvania	October 26, 2005

These actions have been consolidated under the caption "In re Hypodermic Products Antitrust Litigation."

BD is also named as a defendant in the following purported class action suits brought on behalf of purchasers of BD's products, such as hospitals (the "Hospital Plaintiffs"), alleging that BD violated federal and state antitrust laws, resulting in the charging of higher prices for BD's products to the plaintiff and other purported class members.

Case	Court	Date Filed
Jabo's Pharmacy, Inc., et. al. v. Becton Dickinson & Company	U.S. District Court, Greenville, Tennessee	June 7, 2005
Drug Mart Tallman, Inc., et. al. v. Becton Dickinson and Company	U.S. District Court, Newark, New Jersey	January 17, 2006
Medstar v. Becton Dickinson	U.S. District Court, Newark, New Jersey	May 18, 2006
The Hebrew Home for the Aged at Riverdale v. Becton Dickinson and Company	U.S. District Court, Southern District of New York	March 28, 2007

The plaintiffs in each of the above antitrust class action lawsuits seek monetary damages. All of the antitrust class action lawsuits have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal court in New Jersey.

On April 27, 2009, BD entered into a settlement agreement with the Distributor Plaintiffs in these actions. The settlement agreement provided for, among other things, the payment by BD of $45 million in exchange for a release by all potential class members of the direct purchaser claims under federal antitrust laws related to the products and acts enumerated in the complaint, and a dismissal of the case with prejudice, insofar as it relates to direct purchaser claims. The release would not cover potential class members that affirmatively opt out of the settlement. On September 30, 2010, the court issued an order denying a motion to approve the settlement agreement, ruling that the Hospital Plaintiffs, and not the Distributor Plaintiffs, are the direct purchasers entitled to pursue damages under the federal antitrust laws for certain sales of BD products. The settlement agreement currently remains in effect, subject to certain termination provisions, and the Distributor Plaintiffs are seeking appellate review of the court's order.

In June 2007, Retractable Technologies, Inc. ("RTI") filed a complaint against BD under the caption *Retractable Technologies, Inc. vs. Becton Dickinson and Company* (Civil Action No. 2:07-cv-250, U.S. District Court, Eastern District of Texas). RTI alleges that the BD Integra™ syringes infringe patents licensed exclusively to RTI. In its complaint, RTI also alleges that BD engaged in false advertising with respect to certain of BD's safety-engineered products in violation of the Lanham Act; acted to exclude RTI from various product markets and to maintain its market share through, among other things, exclusionary contracts in violation of state and federal antitrust laws; and engaged in unfair competition. In January 2008, the court severed the patent and non-patent claims into separate cases. RTI seeks money damages and injunctive relief. On April 1, 2008, RTI filed a complaint against BD under the caption *Retractable Technologies, Inc. and Thomas J. Shaw v. Becton Dickinson and Company* (Civil Action No. 2:08-cv-141, U.S. District Court, Eastern District of Texas). RTI alleges that the BD Integra™ syringes infringe another patent licensed exclusively to RTI. RTI seeks money damages and injunctive relief. On August 29, 2008, the court ordered the consolidation of the patent cases. On November 9, 2009, at a trial of these consolidated cases, the jury rendered a verdict in favor of RTI on all but one of its infringement claims, but did not find any willful infringement, and awarded RTI $5 million in damages. On May 19, 2010, the court granted RTI's motion for a permanent injunction against the continued sale by BD of its BD Integra™ products in their current form, but stayed the injunction for the longer of twelve months or the duration of any appeal. At the same time, the court lifted a stay of RTI's non-patent claims that the court had imposed during the pendency of the patent claims at the trial court level. On June 16, 2010, BD filed its appeal with the Court of Appeals for the Federal Circuit.

On October 19, 2009, Gen-Probe Incorporated ("Gen-Probe") filed a patent infringement action against BD in the U.S. District Court for the Southern District of California. The complaint alleges that the BD Viper™ and BD Viper™ XTR™ systems, and BD ProbeTec™ specimen collection products infringe certain U.S. patents of Gen-Probe. On March 23, 2010, Gen-Probe filed a complaint, also in the U.S. District Court for the Southern District of California, alleging that the BD Max™ instrument infringes Gen-Probe patents. Additional disclosures regarding this instrument are provided in Note 9 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data. The patents alleged to be infringed are a subset of the Gen-Probe patents asserted against BD in the October 2009 suit. On June 8, 2010, the Court consolidated these cases. Gen-Probe is seeking monetary damages and injunctive relief.

BD believes that it has meritorious defenses to each of the above-mentioned suits pending against BD and is engaged in a vigorous defense of each of these matters.

BD is also involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

BD is a party to a number of federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. The affected sites are in varying stages of development. In some instances, the remedy has been completed, while in others, environmental studies are commencing. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs.

Given the uncertain nature of litigation generally, BD is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which BD is a party. In accordance with U.S. generally accepted accounting principles, BD establishes accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). In view of the uncertainties discussed below, BD could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated cash flows.

Item 4. ***[RESERVED]***

Executive Officers of the Registrant

The following is a list of the executive officers of BD, their ages and all positions and offices held by each of them during the past five years. There is no family relationship between any executive officer or director of BD.

Name	Age	Position
Edward J. Ludwig	59	Director since 1999; Chairman since February 2002; Chief Executive Officer since January 2000; and President from May 1999 to January 2009.
Donna M. Boles	57	Senior Vice President — Human Resources since June 2006; Vice President — Human Resources from June 2005 to June 2006; and, prior thereto, Vice President, Human Resources, BD Medical from April 2001 to June 2005.
Scott P. Bruder	48	Senior Vice President and Chief Technology Officer since September 2007; Worldwide Vice President, Johnson & Johnson Regenerative Therapeutics, LLC from December 2005 to August 2007; Worldwide Vice President, DePuy Biologics, a unit of DePuy, Inc., a Johnson & Johnson Company, from October 2003 to November 2005; and, prior thereto, Worldwide Vice President, Orthobiologics, DePuy Spine, DePuy Orthopaedics, and DePuy Mitek, operating companies within DePuy, Inc.
Gary M. Cohen	51	Executive Vice President since June 2006; and, prior thereto, President — BD Medical from May 1999 to June 2006.
David T. Durack	65	Senior Vice President — Corporate Medical Affairs since June 2006; and, prior thereto, Vice President — Corporate Medical Affairs from January 2000 to June 2006.
David V. Elkins	42	Executive Vice President and Chief Financial Officer since December 2008; Vice President and Chief Financial Officer, North America and Global Marketing, AstraZeneca PLC from April 2006 to December 2008, and, prior thereto, Chief Financial Officer, UK, AstraZeneca PLC from January 2004 to January 2006.
Vincent A. Forlenza	57	Chief Operating Officer since July 2010; President since January 2009; Executive Vice President from June 2006 to January 2009; and, prior thereto, President — BD Biosciences from March 2003 to June 2006.
William A. Kozy	58	Executive Vice President since June 2006; and, prior thereto, President — BD Diagnostics from November 2003 to June 2006.
Jeffrey S. Sherman	55	Senior Vice President since June 2006; General Counsel since January 2004; and Vice President from January 2004 to June 2006.
Patricia B. Shrader	60	Senior Vice President — Corporate Regulatory and External Affairs since June 2006; Vice President, Corporate Regulatory and External Affairs from February 2005 to June 2006; and, prior thereto, Vice President, Corporate Regulatory, Public Policy and Communication from March 2004 to February 2005.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

BD's common stock is listed on the New York Stock Exchange. As of October 31, 2010, there were approximately 8,895 shareholders of record.

Market and Market Prices of Common Stock (per common share)

By Quarter	2009		2010	
	High	Low	High	Low
First	$80.24	$60.26	$79.72	$66.60
Second	74.15	61.57	80.14	74.64
Third	71.71	60.48	79.66	67.45
Fourth	73.60	63.75	74.82	66.89

Dividends (per common share)

By Quarter	2009	2010
First	$0.33	$0.37
Second	0.33	0.37
Third	0.33	0.37
Fourth	0.33	0.37

Issuer Purchases of Equity Securities

The table below sets forth certain information regarding BD's purchases of its common stock during the fiscal quarter ended September 30, 2010.

For the Three Months Ended September 30, 2010	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
July 1-31, 2010	203,385	$68.82	200,000	10,202,344
August 1-31, 2010	2,620,679	$71.17	2,616,750	7,585,594
September 1-30, 2010	3,098	$74.13	—	28,585,594
Total	2,827,162	$71.00	2,816,750	28,585,594

(1) Includes for the quarter 7,353 shares purchased in open market transactions by the trustees under BD's employee and director deferred compensation plans. Also includes 3,059 shares delivered to BD in connection with stock option exercises.

(2) Repurchases of 402,344 shares were made pursuant to a repurchase program for 10 million shares announced on November 24, 2008. The remaining repurchases were made pursuant to a repurchase program covering 10 million shares authorized by the Board of Directors on November 24, 2009 (the "2009 Program"). There is no expiration date for the 2009 Program. The Board authorized a repurchase program covering 21 million additional shares on September 28, 2010, for which there is also no expiration date.

Item 6. ***Selected Financial Data.***

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Becton, Dickinson and Company

	Years Ended September 30				
	2010	2009	2008	2007	2006
	Dollars in millions, except per share amounts				
Operations					
Revenues	7,372.3	6,986.7	6,897.6	6,121.1	5,512.6
Research and Development Expense	431.0	404.6	382.6	342.9	288.5
Operating Income	1,676.8	1,589.7	1,488.1	1,151.0	1,091.3
Interest Expense (Income), Net	16.1	7.2	(3.0)	0.2	6.8
Income From Continuing Operations Before Income Taxes	1,661.2	1,578.6	1,489.7	1,151.7	1,075.8
Income Tax Provision	484.8	411.2	411.9	336.6	297.0
Net Income	1,317.6	1,231.6	1,127.0	890.0	752.3
Basic Earnings Per Share	5.62	5.12	4.61	3.63	3.04
Diluted Earnings Per Share	5.49	4.99	4.46	3.49	2.93
Dividends Per Common Share	1.48	1.32	1.14	0.98	0.86
Financial Position					
Total Current Assets	4,505.3	4,647.0	3,614.7	3,130.6	3,185.3
Total Current Liabilities	1,671.7	1,777.1	1,416.6	1,478.8	1,576.3
Total PPE, Net	3,100.5	2,966.6	2,744.5	2,497.3	2,133.5
Total Assets	9,650.7	9,304.6	7,912.9	7,329.4	6,824.5
Total Long-Term Debt	1,495.4	1,488.5	953.2	955.7	957.0
Total Shareholders' Equity	5,434.6	5,142.7	4,935.6	4,362.0	3,836.2
Book Value Per Common Share	23.65	21.69	20.30	17.89	15.63
Financial Relationships					
Gross Profit Margin	51.9%	52.6%	51.3%	51.9%	51.5%
Return on Revenues(C)	16.0%	16.7%	15.6%	13.3%	14.1%
Return on Total Assets(A)(C)	18.1%	18.8%	20.0%	16.9%	17.6%
Return on Equity(C)	22.2%	23.2%	23.2%	19.9%	21.9%
Debt to Capitalization(B)(C)	23.7%	26.8%	18.8%	20.9%	25.8%
Additional Data					
Number of Employees	28,800	29,100	28,300	28,000	27,000
Number of Shareholders	8,887	8,930	8,820	8,896	9,147
Average Common and Common Equivalent Shares Outstanding — Assuming Dilution (millions)	240.1	246.8	252.7	254.8	256.6
Depreciation and Amortization	502.1	464.6	472.0	434.9	396.7
Capital Expenditures	537.3	585.2	595.8	550.2	451.6

(A) Earnings before interest expense and taxes as a percent of average total assets.

(B) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

(C) Excludes discontinued operations.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

FINANCIAL REVIEW

Company Overview

Description of the Company and Business Segments

Becton, Dickinson and Company ("BD") is a global medical technology company engaged principally in the development, manufacture and sale of medical devices, instrument systems and reagents used by healthcare institutions, life science researchers, clinical laboratories, the pharmaceutical industry and the general public. Our business consists of three worldwide business segments — BD Medical ("Medical"), BD Diagnostics ("Diagnostics") and BD Biosciences ("Biosciences"). Our products are marketed in the United States and internationally through independent distribution channels and directly to end-users by BD and independent sales representatives. References to years throughout this discussion relate to our fiscal years, which end on September 30.

Strategic Objectives

BD remains focused on delivering sustainable growth and shareholder value, while making appropriate investments for the future. BD management operates the business consistent with the following core strategies:

- To increase revenue growth by focusing on our core products that deliver greater benefits to patients, healthcare workers and researchers;
- To increase investment in research and development for platform extensions and innovative new products;
- To make significant investments in growing our emerging markets;
- To improve operating effectiveness and balance sheet productivity;
- To drive an efficient capital structure and strong shareholder returns.

Our efforts to increase revenues and earnings per share are focused on four specific areas within healthcare and life sciences:

- Enabling safer, simpler and more effective parenteral drug delivery;
- Improving clinical outcomes through new, accurate and faster diagnostics;
- Providing tools and technologies to the research community that facilitate basic science, drug discovery and cell therapy;
- Enhancing disease management in Diabetes, Women's Health and Cancer and Infection Control.

We continue to strive to improve the efficiency of our capital structure and follow these guiding principles:

- To maintain a solid investment grade rating;
- To ensure access to the debt market for strategic opportunities;
- To optimize the cost of capital based on market conditions.

In assessing the outcomes of these strategies as well as BD's financial condition and operating performance, management generally reviews quarterly forecast data, monthly actual results, segment sales and other similar information. We also consider trends related to certain key financial data, including gross profit margin, selling and administrative expense, investment in research and development, return on invested capital, and cash flows.

Financial Results

Worldwide revenues in 2010 of $7.4 billion increased 5.5% from the prior year and reflected volume increases of approximately 6%, unfavorable foreign exchange translation of 0.1%, inclusive of hedge losses, and price decreases of 0.4%. The increase is attributable to solid revenue growth in the Medical Segment, continued improvement in Biosciences sales and, to a lesser extent, growth in Diagnostics segment revenues. U.S. revenues increased 5% to $3.3 billion. Sales in the United States of safety-engineered devices grew 5% to $1.11 billion in 2010 from $1.06 billion in 2009. International revenues of $4.1 billion grew 6% compared with the prior year. International sales of safety-engineered devices grew 9.5% to $622 million in 2010 from $568 million in 2009, which included an estimated 1.4% of favorable foreign currency translation, net of hedge losses.

Operating income in 2010 grew 5.5% to $1.7 billion or 22.7% of revenues, as compared with $1.6 billion, or 22.8% of revenues in 2009. Operating income growth reflected an overall unfavorable impact of foreign exchange translation, net of hedge losses, as well as the absence of a $45 million litigation charge recorded in 2009. The net unfavorable impact of these items on operating income growth in 2010 was 330 basis points.

Our financial position remains strong, with cash flows from operating activities totaling $1.7 billion in 2010. At September 30, 2010, we had $1.2 billion in cash and equivalents and our debt-to-capitalization at September 30, 2010 was 23.7% compared with 26.8% at the end of 2009. In 2010, BD's cash outflows relating to acquisitions included the purchase of HandyLab, Inc., a company that develops and manufactures molecular diagnostic assays and automation platforms, for $275 million in cash. Capital expenditures were $537 million in 2010 as we continue to invest in capacity across our segments to support future growth. BD's strong cash flow generation also provided the flexibility to continue to return value to our shareholders in the form of share repurchases and dividends. During 2010, we repurchased 10.1 million shares of common stock for $750 million and paid cash dividends to our shareholders totaling $346 million. In November 2010, we issued $700 million of 10-year 3.25% Notes and $300 million of 30-year 5.00% Notes, as discussed further below.

Our anticipated revenue growth over the next three years is expected to come from business growth and expansion among all segments and regions of the world, and the development in each business segment of new products and services that provide increased benefits to patients, healthcare workers and researchers. Our ability to sustain our long-term growth will depend on a number of factors, including our ability to expand our core business (including geographical expansion), develop innovative new products with higher gross profit margins across our business segments, and continue to improve operating efficiency and organizational effectiveness. Numerous factors can affect our ability to achieve these goals including, without limitation, economic conditions in the United States and elsewhere, increased competition and healthcare reform initiatives. For example, the recently-enacted U.S. healthcare reform legislation contains certain tax provisions that will affect BD. The most significant impact is the medical device excise tax, which imposes a 2.3% tax on certain U.S. sales of medical devices, beginning in January 2013. Sales of BD products that we estimate to be subject to this tax represented about 80% of BD's total U.S. revenues in fiscal year 2010. In addition, the new law included a tax provision that eliminated the employer deduction of the Medicare Part D retiree drug subsidy, and, as a result, we recorded a charge of $9 million, or 4 cents per share, in the second quarter of 2010.

We face currency exposure each reporting period that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that fluctuate from the beginning of such period. From time to time, we purchase forward contracts and options to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. We do not enter into derivative instruments for trading or speculative purposes. During 2010, the U.S. dollar weakened against most foreign currencies compared with rates during 2009. The resulting favorable impact on worldwide revenues was offset by losses from our hedging activities. For further discussion refer to Note 12 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data.

Divestiture

During the fourth quarter of 2010, the Company sold the Ophthalmic Systems unit, as well as the surgical blades, critical care and extended dwell catheter product platforms of the Medical Surgical Systems unit. Following the sale, prior period Consolidated Statements of Income and Cash Flows were restated to present separately the operating results of the Ophthalmic Systems unit, surgical blade and critical care product platforms as discontinued operations. See Note 10 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data for additional discussion. The results of operations associated with the extended dwell catheter product platform are reported within continuing operations, as the divestiture of this asset group did not meet the criteria for discontinued operations.

Results of Continuing Operations

Comparisons of income from continuing operations between 2010 and 2009 are affected by the following significant items that are reflected in our 2010 financial results:

- During the second quarter of 2010, we recorded a non-cash charge of $9 million, or 4 cents diluted earnings per share from continuing operations, related to healthcare reform impacting Medicare Part D reimbursements.
- During the third quarter of 2009, we recorded a tax benefit of $20 million, or 8 cents diluted earnings per share from continuing operations, relating to various tax settlements in multiple jurisdictions.
- During the second quarter of 2009, we recorded a pre-tax charge of $45 million, or 11 cents diluted earnings per share from continuing operations, associated with the pending settlement in certain antitrust class action litigation.

Medical Segment

Medical revenues in 2010 of $3.8 billion increased $239 million, or 6.7%, over 2009, which reflected an estimated impact of favorable foreign currency translation of 0.5%, net of hedge losses.

The following is a summary of Medical revenues by organizational unit:

	2010	2009	Total Change	Estimated Foreign Exchange Impact
		(Millions of dollars)		
Medical Surgical Systems	$2,010	$1,889	6.4%	1.5%
Diabetes Care	786	715	9.9%	0.8%
Pharmaceutical Systems	1,001	952	5.1%	(1.3)%
Total Revenues*	$3,796	$3,557	6.7%	0.5%

* Amounts may not add due to rounding.

Revenue growth in the Medical Surgical Systems unit continues to be driven by sales of safety-engineered products and prefilled flush syringes. Revenues of safety-engineered products increased 5% in the United States and 15% internationally, which included an estimated favorable foreign exchange impact of 3%, net of hedge losses. Revenue growth in the Diabetes Care unit resulted primarily from continued strong growth in worldwide pen needle sales and a co-marketing agreement in the United States. Revenue growth in the Pharmaceutical Systems unit was driven by double-digit growth in the United States, Japan and Asia Pacific. Revenues related to the H1N1 pandemic grew $15 million to $45 million for the Medical Surgical Systems unit and grew $10 million to $35 million for the Pharmaceutical Systems unit in 2010.

Medical operating income in 2010 was $1.1 billion, or 29.5% of Medical revenues, as compared with $1.0 billion, or 29.5%, of revenues in 2009. Favorable manufacturing productivity improvements were substantially offset by a slight decrease in gross profit margin resulting from unfavorable foreign currency translation, a modest increase in the cost of raw materials, and increased manufacturing start-up and restructuring costs. See further discussion on gross profit margin below. Selling and administrative expense as a percentage of Medical revenues in 2010 declined to 17.3% of revenues from 17.5% of revenues in 2009, primarily due to continued diligent spending controls. Research and development expenses in 2010 increased $8 million, or 7%, and reflected continued investment in the development of new products and platforms.

Diagnostics Segment

Diagnostics revenues in 2010 of $2.3 billion increased $93 million, or 4.2%, over 2009, which reflected an estimated impact of favorable foreign currency translation of 0.2%, net of hedge losses.

The following is a summary of Diagnostics revenues by organizational unit:

	2010	2009	Total Change	Estimated Foreign Exchange Impact
		(Millions of dollars)		
Preanalytical Systems	$1,198	$1,143	4.8%	0.4%
Diagnostic Systems	1,121	1,083	3.5%	—
Total Revenues	$2,319	$2,226	4.2%	0.2%

Revenue growth in the Preanalytical Systems unit was driven by sales of safety-engineered products. Sales of safety-engineered products grew 5% in the United States, driven by *BD Vacutainer*™ Push Button Blood Collection Set sales, and 7% internationally, which included an estimated favorable foreign exchange impact of 1%, net of hedge losses. The Diagnostic Systems unit experienced growth in worldwide sales of its automated diagnostic platforms, including the molecular *BD ProbeTec*™, *BD Viper*™ and *BD Affirm*™ systems, along with solid growth of its *BD BACTEC*™ blood culture and TB systems and the *BD Phoenix*™ ID/AST platform. Revenues related to the flu pandemic were $13 million in 2010 compared with $22 million in 2009 for the Diagnostic Systems unit.

Diagnostics operating income in 2010 was $607 million, or 26.2% of Diagnostics revenues, compared with $607 million, or 27.3% of revenues, in 2009. The Diagnostics segment experienced a decline in gross profit margin that reflected unfavorable foreign currency translation and start-up costs associated with acquisitions. This decline was partially offset by sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and the *BD ProbeTec*™ *and BD Viper*™ systems. See further discussion on gross profit margin below. Selling and administrative expense as a percentage of Diagnostics revenues remained the same in 2010 at 21.2%, due to continued spending controls. Research and development expense increased modestly over 2009 and reflected continued investment in the development of new products and platforms with particular emphasis on our molecular platforms.

Biosciences Segment

Biosciences revenues in 2010 of $1.3 billion increased $53 million, or 4.4%, over 2009, which reflected an estimated impact of unfavorable foreign currency translation of 2.4% due to hedge losses. Biosciences revenues reflected a larger portion of our hedge losses, which are allocated to the segments based on their proportionate share of international sales of U.S.-produced products.

The following is a summary of Biosciences revenues by organizational unit:

	2010	2009	Total Change	Estimated Foreign Exchange Impact
	(Millions of dollars)			
Cell Analysis	$ 951	$ 905	5.2%	(2.6)%
Discovery Labware	306	299	2.2%	(1.4)%
Total Revenues	$1,257	$1,204	4.4%	(2.4)%

Revenue growth in the Cell Analysis unit reflected increased demand for instruments and reagents and was aided by governmental economic stimulus programs for research in the U.S. as well as supplemental government funding in Japan. Revenue growth in the Discovery Labware unit reflected increased sales to major biopharmaceutical customers, offset by reduced private label sales compared with 2009.

Biosciences operating income in 2010 was $354 million, or 28.2% of Biosciences revenues, compared with $362 million, or 30.1%, in 2009. The decrease in operating income, as a percentage of revenues, reflects lower gross profit from the unfavorable impact of hedge losses, partially offset by the favorable impact of foreign currency translation. Selling and administrative expense was 21.9% in 2010 as compared with 21.6% in 2009 and reflected new direct selling programs and inflationary factors. Research and development expense increased $10 million, or 11% and reflected spending on new product development and advanced technology.

Geographic Revenues

Revenues in the United States in 2010 of $3.3 billion increased 5%. Overall, growth was led by sales of safety-engineered products, which increased 5% to $1.11 billion from $1.06 billion in 2009, as well as sales of Diabetes Care products. Revenue growth also reflected sales of immunocytometry instruments and reagents, aided by governmental economic stimulus programs in the U.S.

International revenues in 2010 of $4.1 billion increased 6%, and reflected nominal impact from net foreign currency translation. Sales growth was led by double-digit growth in Asia Pacific, Latin America and Japan. International sales of safety-engineered devices grew 9.5% to $622 million in 2010 from $568 million in 2009, which included an estimated impact of net favorable foreign currency translation of 1.4%. Sales growth in Western Europe was unfavorably impacted by continuing adverse macroeconomic conditions and an unfavorable comparison to 2009, which included flu-related sales that did not reoccur in 2010.

Gross Profit Margin

Gross profit margin was 51.9% in 2010, compared with 52.6% in 2009. Gross profit margin in 2010 reflected an estimated unfavorable impact primarily from hedging activity of 90 basis points. Partially offsetting these losses was a net favorable operating performance impact of 20 basis points. Operating performance reflected higher sales of products with higher gross margins, partially offset by higher manufacturing start-up and restructuring costs, higher pension costs, and increases in certain raw material costs.

Operating Expenses

Selling and administrative expense in 2010 of $1.7 billion, or 23.3% of revenues, increased $41 million, or 2%, compared with $1.7 billion, or 24.1% of revenues, in 2009. This increase reflected $32 million of unfavorable foreign currency translation. Increased spending in 2010 included $18 million in core spending, $16 million related to our global enterprise resource planning initiative to update our business information systems, and $15 million in pension costs. Aggregate expenses for 2009 reflected the $45 million litigation charge previously discussed.

Research and development ("R&D") expense in 2010 was $431 million, or 5.8% of revenues, compared with $405 million, or 5.8% of revenues, in 2009. The increase in R&D expenditures includes spending for new products and platforms in each of our segments, as previously discussed.

Non-Operating Expense and Income

Interest expense in 2010 was $51 million, compared with $40 million in 2009. This increase reflected higher levels of long-term fixed rate debt, partially offset by lower interest rates on floating rate debt and a benefit from higher levels of capitalized interest. Interest income was $35 million in 2010, compared with $33 million in 2009. This increase resulted primarily from higher investment levels. Other income (expense), net in 2010 included the gain recognized on the sale of the extended dwell catheter product platform of $18 million and a write-down of investments of $14 million.

Income Taxes

The effective tax rate in 2010 of 29.2% was higher compared with the 2009 rate of 26.1% and reflected the unfavorable impact of certain unusual items. The 2010 rate was unfavorably impacted by 0.6 percentage points from the expiration of the R&D tax credit, and by 0.5 percentage points from the non-cash charge related to healthcare reform impacting Medicare Part D reimbursements. In addition, the 2009 rate reflected a 1.2 percentage point benefit due to various tax settlements in multiple jurisdictions.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2010 were $1.2 billion and $4.90, respectively. The non-cash charge related to healthcare reform decreased income from continuing operations and diluted earnings per share from continuing operations in 2010 by $9 million, or 4 cents, respectively. The current year's earnings also reflected an overall net unfavorable impact of foreign exchange fluctuations of 26 cents, including hedge losses. Income from continuing operations and diluted earnings per share from continuing operations in 2009 were $1.2 million and $4.73, respectively. The tax benefit discussed above increased income from continuing operations and diluted earnings per share from continuing operations in 2009 by $20 million, or 8 cents, respectively. The litigation charge discussed above decreased income from continuing operations and diluted earnings per share from continuing operations in 2009 by $28 million, or 11 cents, respectively.

Financial Instrument Market Risk

We selectively use financial instruments to manage market risk, primarily foreign currency exchange risk and interest rate risk relating to our ongoing business operations. The counterparties to these contracts are highly rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

Foreign Exchange Risk

BD and its subsidiaries transact business in various foreign currencies throughout Europe, Asia Pacific, Canada, Japan and Latin America. We face foreign currency exposure from the effect of fluctuating exchange rates on payables and receivables relating to transactions that are denominated in currencies other than our functional currency. These payables and receivables primarily arise from intercompany transactions. We hedge substantially all such exposures, primarily through the use of forward contracts. We also face currency exposure that arises from translating the results of our worldwide operations, including sales, to the U.S. dollar at exchange rates that have fluctuated from the beginning of a reporting period. From time to time, we purchase forward contracts and options to hedge certain forecasted sales that are denominated in foreign currencies in order to partially protect against a reduction in the value of future sales resulting from adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions.

Derivative financial instruments are recorded on our balance sheet at fair value. For foreign currency derivatives, market risk is determined by calculating the impact on fair value of an assumed change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based upon observable inputs, specifically spot currency rates and foreign currency prices for similar assets and liabilities. With respect to the derivative instruments outstanding at September 30, 2010, a 10% appreciation of the U.S. dollar over a one-year period would decrease pre-tax earnings by $30 million, while a 10% depreciation of the U.S. dollar would increase pre-tax earnings by $30 million. Comparatively, considering our derivative instruments outstanding at September 30, 2009, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $85 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $85 million. These calculations do not reflect the impact of exchange gains or losses on the underlying transactions that would substantially offset the results of the derivative instruments.

Interest Rate Risk

Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt and interest-bearing investments at September 30, 2010 are substantially all U.S. dollar-denominated. Therefore, transaction and translation exposure relating to such instruments is minimal. When managing interest rate exposures, we strive to achieve an appropriate balance between fixed and floating rate instruments. We may enter into interest rate swaps to help maintain this balance and manage debt and interest-bearing investments in tandem, since these items have an offsetting impact on interest rate exposure. For interest rate derivative instruments, fair values are provided by the financial institutions that are counterparties to these arrangements. Market risk for these instruments is determined by calculating the impact to fair value of an assumed change in interest rates across all maturities. A change in interest rates on short-term debt and interest-bearing investments impacts our earnings and cash flow, but not the fair value of these instruments because of their limited duration. A change in interest rates on long-term debt is assumed to impact the fair value of the debt, but not our earnings or cash flow because the interest on such obligations is fixed. Based on our overall interest rate exposure at September 30, 2010 and 2009, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2010 and 2009 by approximately $56 million and $66 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at September 30, 2010 and 2009 by approximately $59 million and $71 million, respectively.

Liquidity and Capital Resources

Net Cash Flows from Continuing Operating Activities

Net cash provided by continuing operating activities in 2010 was $1.7 billion, unchanged from 2009. The change in operating assets and liabilities resulted from a net use of cash and reflected higher levels of accounts receivable and inventory. Net cash provided by continuing operating activities was reduced by discretionary cash contributions to the U.S. pension plan of $175 million and $75 million in 2010 and 2009, respectively.

Net Cash Flows from Continuing Investing Activities

Capital Expenditures

Capital expenditures were $537 million in 2010, compared with $585 million in 2009. Capital spending for the Medical, Diagnostics and Biosciences segments in 2010 was $369 million, $109 million and $50 million, respectively, and related primarily to manufacturing capacity expansions.

Acquisitions of Businesses

In November 2009, we acquired 100% of the outstanding shares of HandyLab, Inc., a company that develops and manufactures molecular diagnostic assays and automation platforms, for a net cash payment of $275 million. For further discussion refer to Note 9 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data.

Divestiture of Businesses

On July 30, 2010, the Company sold the Ophthalmic Systems unit and the surgical blades platform. The sale of the critical care and extended dwell catheter product platforms was completed on September 30, 2010.

Cash proceeds received in the fourth quarter 2010 from these divestitures were $260 million, net of working capital adjustments. For further discussion refer to Note 10 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data.

Net Cash Flows from Continuing Financing Activities

Debt Issuances and Payments of Obligations

The change in short-term debt reflected the repayment of $200 million of 7.15% Notes, due October 1, 2009, using the proceeds from the issuance of $500 million of 10-year, 5.00% Notes and $250 million of 30-year, 6.00% Notes in May 2009. Short-term debt decreased to 12% of total debt at the end of 2010, from 21% at the end of 2009. Floating rate debt was 24% of total debt at the end of 2010 and 32% at the end of 2009. Our weighted average cost of total debt at the end of 2010 was 4.6%, down from 4.9% at the end of 2009. Debt-to-capitalization (ratio of total debt to the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities) at September 30, 2010 was 23.7% compared to 26.8% at September 30, 2009.

On November 8, 2010, we issued $700 million of 10-year 3.25% Notes and $300 million of 30-year 5.00% Notes. The net proceeds from these issuances are expected to be used for general corporate purposes, which may include funding for working capital, capital expenditures, repurchases of our common stock and acquisitions.

Repurchase of Common Stock

We repurchased approximately 10.1 million shares of our common stock for $750 million in 2010 and 8.2 million shares for $550 million in 2009. In September 2010, our Board of Directors authorized the repurchase of an additional 21 million shares. When combined with the remaining shares under the November 2009 Board of Directors' repurchase authorization, there is a total of approximately 29 million common shares available for purchase at September 30, 2010. We plan on share repurchases of $1.5 billion in 2011 and $600 million in 2012, which are expected to be funded by cash flows from operating activities and the issuance of debt.

Credit Facilities

We have in place a commercial paper borrowing program that is available to meet our short-term financing needs, including working capital requirements. Borrowings outstanding under this program were $200 million at September 30, 2010. We maintain a $1 billion syndicated credit facility in order to provide backup support for our commercial paper program and for other general corporate purposes. This credit facility expires in December 2012 and includes a single financial covenant that requires BD to maintain an interest expense coverage ratio (ratio of earnings before income taxes, depreciation and amortization to interest expense) of not less than 5-to-1 for the most recent four consecutive fiscal quarters. On the last eight measurement dates, this ratio had ranged from 26-to-1 to 34-to-1. There were no borrowings outstanding under this facility at September 30, 2010. In addition, we have informal lines of credit outside the United States.

Access to Capital and Credit Ratings

BD's ability to generate cash flow from operations, issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms could be adversely affected in the event there was a material decline in the demand for BD's products, deterioration in BD's key financial ratios or credit ratings or other significantly unfavorable changes in conditions.

BD's credit ratings at September 30, 2010 were as follows:

	Standard & Poor's	Moody's
Ratings:		
Long-term debt	AA−	A2
Commercial Paper	A-1+	P-1
Outlook	Stable	Stable

While deterioration in BD's credit ratings would increase the costs associated with maintaining and borrowing under its existing credit arrangements, such a downgrade would not affect its ability to draw on these credit facilities, nor would it result in an acceleration of the scheduled maturities of any outstanding debt. BD believes that given its debt ratings, its conservative financial management policies, its ability to generate cash flow and the non-cyclical, geographically diversified nature of its businesses, it would have access to additional short-term and long-term capital should the need arise.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below sets forth BD's significant contractual obligations and related scheduled payments:

	Total	2011	2012 to 2013	2014 to 2015	2016 and Thereafter
	(Millions of dollars)				
Short-term debt	$ 203	$203	$ —	$ —	$ —
Long-term debt(A)	2,624	79	362	145	2,038
Operating leases	197	45	63	46	43
Purchase obligations(B)	521	318	188	15	—
Unrecognized tax benefits(C)	—	—	—	—	—
Total(D)	$3,545	$645	$613	$206	$2,081

(A) Long-term debt obligations include expected principal and interest obligations, including interest rate swaps. The interest rate forward curve at September 30, 2010 was used to compute the amount of the contractual obligation for variable rate debt instruments and swaps.

(B) Purchase obligations are for purchases made in the normal course of business to meet operational and capital requirements.

(C) Unrecognized tax benefits at September 30, 2010 of $90 million were all long-term in nature. Due to the uncertainty related to the timing of the reversal of these tax positions, the related liability has been excluded from the table.

(D) Required funding obligations for 2011 relating to pension and other postretirement benefit plans are not expected to be material.

2009 Compared With 2008

Results of Continuing Operations

Worldwide revenues in 2009 of $7.0 billion increased 1% from 2008 and reflected volume increases of approximately 5%, and price increases of less than 1%, which were partially offset by net unfavorable foreign currency translation of 4%, after factoring in hedge gains.

Comparisons of income from continuing operations between 2009 and 2008 are affected by the following significant items that are reflected in our 2009 financial results:

- During the third quarter of 2009, the Company recorded a tax benefit of $20 million, or 8 cents diluted earnings per share from continuing operations, relating to various tax settlements in multiple jurisdictions.
- During the second quarter of 2009, the Company recorded a pre-tax charge of $45 million, or 11 cents diluted earnings per share from continuing operations, associated with the pending settlement in certain antitrust class action litigation.

Medical Segment

Medical revenues in 2009 of $3.6 billion increased $14 million, or 0.4%, over 2008, as volume growth was mostly offset by an estimated impact of unfavorable foreign currency translation of 5.5 percentage points, net of hedge gains.

The following is a summary of Medical revenues by organizational unit:

	2009	2008	Total Change	Estimated Foreign Exchange Impact
	(Millions of dollars)			
Medical Surgical Systems	$1,889	$1,906	(0.9)%	(5.6)%
Diabetes Care	715	694	3.0%	(3.9)%
Pharmaceutical Systems	952	942	1.1%	(6.3)%
Total Revenues*	$3,557	$3,543	0.4%	(5.5)%

* Amounts may not add due to rounding.

On a foreign currency-neutral basis, revenue growth of the Medical Surgical Systems unit continued to be driven by sales in safety-engineered products and prefilled flush syringes. Revenues of safety-engineered products increased 2% in the United States and 12% internationally, which included an estimated unfavorable foreign exchange impact of 11%, net of hedge gains. Revenue growth in the Diabetes Care unit resulted primarily from worldwide pen needle sales. Revenue growth in the Pharmaceutical Systems unit was driven by growth in Europe and Asia Pacific, offset by lower sales in the United States when compared with 2008, which included non-recurring sales to companies producing certain generic heparin products. Revenues related to the H1N1 pandemic were $30 million for the Medical Surgical Systems unit and $25 million for the Pharmaceutical Systems unit in 2009.

Medical operating income in 2009 was $1.0 billion, or 29.5% of Medical revenues, as compared with $1.0 billion, or 28.4% of revenues, in 2008. Operating income as a percentage of revenues reflected an increase in gross profit margin primarily resulting from favorable currency translation, including hedge gains, and a modest benefit from lower raw materials cost, which was partially offset by increased manufacturing start-up costs. See further discussion on gross profit margin below. Selling and administrative expense as a percentage of Medical revenues in 2009 declined to 17.5% of revenues, from 17.9% of revenues in 2008, primarily due to tight spending controls. Research and development expenses in 2009 increased $16 million, or 15%, reflecting continued investment in the development of new products and platforms.

Diagnostics Segment

Diagnostics revenues in 2009 of $2.2 billion increased $66 million, or 3%, over 2008. Revenues in 2009 reflected an estimated unfavorable impact of foreign currency translation of 4 percentage points, net of hedge gains.

The following is a summary of Diagnostics revenues by organizational unit:

	2009	2008	Total Change	Estimated Foreign Exchange Impact
		(Millions of dollars)		
Preanalytical Systems	$1,143	$1,124	1.8%	(4.6)%
Diagnostic Systems	1,083	1,036	4.5%	(2.9)%
Total Revenues	$2,226	$2,160	3.1%	(3.7)%

Revenue growth in the Preanalytical Systems unit was driven by sales of safety-engineered products. Sales of safety-engineered products grew 6% in the United States, driven by *BD Vacutainer*™ Push Button Blood Collection Set sales, and 4% internationally, which included an estimated unfavorable foreign exchange impact of 10%, net of hedge gains. The Diagnostic Systems unit experienced growth in worldwide sales of its automated diagnostic platforms, including the molecular *BD ProbeTec*™, *BD Viper*™ and *BD Affirm*™ systems, along with solid growth of its *BD BACTEC*™ blood culture and TB systems and the *BD Phoenix*™ ID/AST platform. Revenues of flu-related products were $22 million in 2009. In addition, revenues from TriPath grew $11 million to $130 million and revenues from GeneOhm grew $9 million to $51 million in 2009.

Diagnostics operating income was $607 million, or 27.3% of Diagnostics revenues, in 2009, compared with $526 million, or 24.3% of revenues, in 2008. The Diagnostics Segment experienced an improvement in gross profit margin from sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and the *BD ProbeTec*™ and *BD Viper*™ systems. This was partially offset by increases in raw material costs and unfavorable foreign exchange. See further discussion on gross profit margin below. Selling and administrative expense as a percentage of Diagnostics revenues in 2009 was 21.2%, compared with 22.0% in 2008, primarily due to tight spending controls. Research and development expense increased $10 million, or 7%, reflecting continued investment in the development of new products and platforms, with particular emphasis on our molecular platforms.

Biosciences Segment

Biosciences revenues in 2009 of $1.2 billion increased $9 million, or 1%, over 2008, which reflected an estimated impact of unfavorable foreign currency translation of 1 percentage point, net of hedge gains.

The following is a summary of Biosciences revenues by organizational unit:

	2009	2008	Total Change	Estimated Foreign Exchange Impact
		(Millions of dollars)		
Cell Analysis	$ 905	$ 901	0.4%	(1.0)%
Discovery Labware	299	295	1.6%	(0.3)%
Total Revenues*	$1,204	$1,195	0.7%	(0.8)%

* Amounts may not add due to rounding.

Revenue growth in the Cell Analysis unit reflected lessening demand for instruments and research reagents, caused primarily by adverse economic conditions in the U.S. that resulted in funding constraints and lower demand for capital equipment. The unit was also impacted by reduced research spending in other regions. Revenue growth in the Discovery Labware unit was adversely impacted by reduced sales to a major bionutrients customer compared with 2008. Biosciences revenues reflected a larger portion of our hedge gains, which are allocated to the segments based on their proportionate share of international sales of U.S.-produced products.

Biosciences operating income in 2009 was $362 million, or 30.1% of Biosciences revenues, compared with $334 million, or 27.9%, in 2008. The increase in operating income, as a percentage of revenues, reflects gross profit improvement from the favorable impact of foreign currency translation, including hedge gains. See further discussion on gross profit margin below. In addition, selling and administrative expense as a percentage of Biosciences revenues declined in 2009 to 21.6% from 23.0% in 2008, primarily due to tight spending controls. Research and development expense in 2009 was flat compared with 2008.

Geographic Revenues

Revenues in the United States in 2009 of $3.1 billion increased 3%. Overall, growth was led by sales of safety-engineered products, which increased 4% to $1.1 billion, as well as sales of Diabetes Care products. Revenue growth was adversely impacted by lower sales of immunocytometry instruments and reagents and Pharmaceutical Systems products, as previously discussed.

International revenues in 2009 of $3.9 billion were relatively flat compared with 2008, as increased sales volume was offset by an estimated impact of unfavorable foreign currency translation of 7 percentage points, net of hedge gains. Volume growth was led by sales in Western Europe, Asia Pacific and Latin America. International sales of safety-engineered devices grew 6.5% to $568 million in 2009 from $533 million in 2008 and reflected an estimated 10 percentage points of unfavorable foreign currency translation.

Gross Profit Margin

Gross profit margin increased to 52.6% in 2009, from 51.3% in 2008. Gross profit margin in 2009 reflected an estimated favorable impact of 140 basis points from both foreign currency translation and the hedging of certain foreign currencies and 20 basis points from lower raw materials cost. Partially offsetting these gains were increases in manufacturing start-up costs of approximately 30 basis points.

Operating Expenses

Selling and administrative expense in 2009 was $1.7 billion, or 24.1% of revenues, compared with $1.7 billion, or 24.2% of revenues, in 2008. Aggregate expenses reflected the $45 million litigation charge previously discussed and $48 million of increased core spending. These increases were partially offset by $82 million of favorable foreign exchange impacts.

R&D expense in 2009 was $405 million, or 5.8% of revenues, compared with $383 million, or 5.5% of revenues, in 2008. The increase in R&D expenditures includes spending for new products and platforms in the Medical and Diagnostics segments, as previously discussed.

Operating Income

Operating margin in 2009 was 22.8% of revenues, compared with 21.6% in 2008. The litigation charge noted above decreased operating margin in 2009 by 60 basis points.

Non-Operating Expense and Income

Interest expense was $40 million in 2009, compared with $36 million in 2008. This increase reflected higher debt levels offset, in part, by lower interest rates on floating rate debt. Interest income was $33 million in 2009, compared with $39 million in 2008. This decrease was primarily attributable to the impact of lower interest rates on floating rate investments.

Income Taxes

The effective tax rate in 2009 was 26.1% compared with the 2008 rate of 27.7%, and reflected a 1.2% benefit due to various tax settlements in multiple jurisdictions.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2009 were $1.2 billion and $4.73, respectively. The tax benefit discussed above increased income from continuing operations and diluted earnings per share from continuing operations in 2009 by $20 million, or 8 cents, respectively. The litigation charge discussed above decreased income from continuing operations and diluted earnings per share from continuing operations in 2009 by $28 million, or 11 cents, respectively. Income from continuing operations and diluted earnings per share from continuing operations in 2008 were $1.1 million and $4.27, respectively.

Discontinued Operations

In July 2009, the Company sold certain assets and liabilities related to the elastics and thermometer components of the Home Healthcare product line of the Medical segment for $51 million. See Note 10 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data for additional discussion.

Liquidity and Capital Resources

Net Cash Flows from Continuing Operating Activities

Net cash provided by continuing operating activities in 2009 was $1.7 billion, compared with $1.6 billion in 2008. Net income, excluding non-cash items (primarily depreciation, amortization, share-based compensation and deferred income taxes), was the primary source of operating cash flow during 2009. The change in operating assets and liabilities was a net use of cash and reflected higher levels of accounts receivable and inventory.

Net Cash Flows from Continuing Investing Activities

Net cash used for continuing investing activities in 2009 was $1.1 billion, compared with $777 million in 2008. Capital expenditures were $585 million in 2009, compared with $596 million in 2008. Capital spending for the Medical, Diagnostics and Biosciences segments was $408 million, $102 million and $56 million, respectively, in 2009 and related primarily to manufacturing capacity expansions. The increase in cash used for purchases of short-term investments is primarily related to the temporary investment of proceeds from the long-term debt issuance discussed below. The increase in cash used for capital software investment is primarily related to our global enterprise resource planning initiative to upgrade our business information systems.

Net Cash Flows from Continuing Financing Activities

Net cash used for financing activities was $80 million in 2009, as compared with $586 million in 2008. In May 2009, we issued $500 million of 10-year, 5.00% Notes and $250 million of 30-year, 6.00% Notes, the proceeds of which were used to repay $200 million of 7.15% Notes, due October 1, 2009, to fund a discretionary pension contribution of $175 million in October 2009, and for general corporate purposes. Total debt was $1.9 billion and $1.2 billion at September 30, 2009 and 2008, respectively. Short-term debt increased to 21% of total debt at the end of 2009, from 17% at the end of 2008. Floating rate debt was 32% of total debt at the end of 2009 and 35% at the end of 2008. Our weighted average cost of total debt at the end of 2009 was 4.9%, unchanged from the end of 2008. Debt-to-capitalization at the end of 2009 increased to 26.8% compared with 18.8% in 2008, primarily due to our debt issuance.

Critical Accounting Policies

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Some of those judgments can be subjective and complex and, consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. Actual results that differ from management's estimates could have an unfavorable effect on our consolidated financial statements. Management believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Revenue Recognition

Revenue from product sales is typically recognized when title and risk of loss pass to the customer. However, we recognize revenue for certain instruments sold from the Biosciences segment upon installation at a customer's site, as installation of these instruments is considered a significant post-delivery obligation. In addition, for certain sales arrangements, primarily in the U.S., with multiple deliverables, revenue and cost of products sold are recognized at the completion of each deliverable: shipment, installation and training. These sales agreements are divided into separate units of accounting and revenue is recognized upon the completion of each deliverable based on the relative fair values of items delivered. Fair values are generally determined based on sales of the individual deliverables to third parties.

BD's domestic businesses sell products primarily to distributors who resell the products to end-user customers. We provide rebates to distributors that sell to end-user customers at prices determined under a contract between BD and the end-user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as a reduction of revenues when revenue is recognized.

Impairment of Assets

Goodwill and indefinite-lived intangible assets are subject to impairment reviews at least annually, or whenever indicators of impairment arise. Potential impairment is identified by comparing the fair value of a reporting unit with its carrying value. Our annual goodwill impairment test for 2010 did not result in an impairment, as the fair value of each reporting unit exceeded its carrying value. Intangible assets other than goodwill and indefinite-lived intangible assets and other long-lived assets are reviewed annually for impairment, or when impairment indicators are present. Impairment reviews are based on an income approach which is based on the present value of future cash flows. This approach requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, appropriate discount rates and other assumptions and estimates. The estimates and assumptions used are consistent with BD's business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to BD's results of operations. Actual results may differ from management's estimates.

Income Taxes

BD maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry back and carry forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

BD conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. In evaluating the exposure associated with various tax filing positions, we record reserves for uncertain tax positions based on the technical support for the positions, our past audit experience with similar situations, and the potential interest and penalties related to the matters. BD's effective tax rate in any given period could be impacted if, upon resolution with taxing authorities, we prevailed in positions for which reserves have been established, or we were required to pay amounts in excess of established reserves.

Contingencies

We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability, antitrust and environmental matters, as further discussed in Note 5 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. We establish accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). A determination of the amount of accruals, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The accruals may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

Given the uncertain nature of litigation generally, we are not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which we are a party. In view of these uncertainties, we could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows.

Benefit Plans

We have significant net pension and other postretirement benefit costs that are measured using actuarial valuations. Pension benefit costs include assumptions for the discount rate and expected return on plan assets. Other postretirement benefit plan costs include assumptions for the discount rate and healthcare cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 8 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data for additional discussion.

The discount rate is selected each year based on investment grade bonds and other factors as of the measurement date (September 30). For the U.S. pension plan, we used a discount rate of 5.2% as of September 30, 2010, which was based on an actuarially-determined, company-specific yield curve. The rate selected is used to measure liabilities as of the measurement date and for calculating the following year's pension expense. The expected long-term rate of return on plan assets assumption, although reviewed each year, changes less frequently due to the long-term nature of the assumption. This assumption does not impact the measurement of assets or liabilities as of the measurement date; rather, it is used only in the calculation of pension expense. To determine the expected long-term rate of return on pension plan assets, we consider many factors, including our historical assumptions compared with actual results; benchmark data; expected returns on various plan asset classes, as well as current and expected asset allocations. At September 30, 2010, we used a long-term expected rate of return on plan assets assumption of 8.00% for the U.S. pension plan. We believe our discount rate and expected long-term rate of return on plan assets assumptions are appropriate based upon the above factors.

Sensitivity to changes in key assumptions for our U.S. pension and other postretirement plans are as follows:

- *Discount rate* — A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $7 million favorable (unfavorable) impact on the total U.S. net pension and other postretirement benefit plan cost.

- *Expected return on plan assets* — A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $2 million favorable (unfavorable) impact on U.S. pension plan cost.

Share-Based Compensation

Compensation cost relating to share-based payment transactions is recognized in net income using a fair value measurement method. All share-based payments to employees, including grants of employee stock options, are recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. We determine the fair value of certain share-based awards using a lattice-based binomial option valuation model that incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. See Note 7 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data for additional discussion.

Cautionary Statement Regarding Forward-Looking Statements

BD and its representatives may from time to time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in filings with the Securities and Exchange Commission, press releases, and our reports to shareholders. Forward-looking statements may be identified by the use of words such as "plan," "expect," "believe," "intend," "will," "anticipate," "estimate" and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements that address operating performance or events or developments that we expect or anticipate will occur in the future — including statements relating to volume growth, sales and earnings per share growth, cash flows or uses, and statements expressing views about future operating results — are forward-looking statements.

Forward-looking statements are based on current expectations of future events. The forward-looking statements are, and will be, based on management's then-current views and assumptions regarding future events and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events and developments or otherwise, except as required by applicable law or regulations.

The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements. For further discussion of certain of these factors, see Item 1A. Risk Factors.

- The current conditions in the global economy and financial markets, and the potential adverse effect on liquidity and access to capital resources for BD and/or its customers and suppliers, the cost of operating our business, the demand for our products and services (particularly in countries where governments are the primary payers of healthcare expenses and research), or our ability to produce our products, including the impact on developing countries. Also, the increase in sovereign debt during the financial crisis as a result of governmental intervention in the world economy poses additional risks to the global financial system and economic recovery.
- The consequences of the recently-enacted healthcare reform legislation in the United States, which implemented an excise tax on U.S. sales of certain medical devices, and which could result in reduced demand for our products, increased pricing pressures or otherwise adversely affect BD's business.
- Changes in domestic and foreign healthcare industry practices that result in a reduction in procedures using our products or increased pricing pressures, including the continued consolidation among healthcare providers and trends toward managed care and healthcare cost containment (including changes in reimbursement practices by third party payors).
- Regional, national and foreign economic factors, including inflation, deflation, and fluctuations in interest rates and, in particular, foreign currency exchange rates, and the potential effect on our revenues, expenses, margins and credit ratings.

- New or changing laws and regulations affecting our domestic and foreign operations, or changes in enforcement practices, including laws relating to trade, monetary and fiscal policies, taxation (including tax reforms that could adversely impact multinational corporations), sales practices, price controls, licensing and regulatory requirements for new products and products in the postmarketing phase. In particular, the U.S. and other countries may impose new requirements regarding registration, labeling or prohibited materials that may require us to re-register products already on the market or otherwise impact our ability to market our products. Environmental laws, particularly with respect to the emission of greenhouse gases, are also becoming more stringent throughout the world, which may increase our costs of operations or necessitate changes in our manufacturing plants or processes or those of our suppliers, or result in liability to BD.

- Product efficacy or safety concerns regarding our products resulting in product recalls, regulatory action on the part of the U.S. Food and Drug Administration (FDA) or foreign counterparts, declining sales and product liability claims, particularly in light of the current regulatory environment, including increased enforcement activity by the FDA.

- Competitive factors that could adversely affect our operations, including new product introductions (for example, new forms of drug delivery) by our current or future competitors, increased pricing pressure due to the impact of low-cost manufacturers as certain competitors have established manufacturing sites or have contracted with suppliers in low-cost manufacturing locations as a means to lower their costs, patents attained by competitors (particularly as patents on our products expire), and new entrants into our markets.

- The effects of natural disasters, including pandemics, earthquakes, fire, wind or other destructive events, or the effects of climate change on our ability to manufacture our products (particularly where production of a product line is concentrated in one or more plants), or our ability to source materials or components from suppliers that are needed for such manufacturing.

- Fluctuations in the cost and availability of oil-based resins and other raw materials, as well as certain sub-assemblies and finished goods, the ability to maintain favorable supplier arrangements and relationships (particularly with respect to sole-source suppliers), and the potential adverse effects of any disruption in the availability of such items.

- Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, obtain coverage and adequate reimbursement for new products, or gain and maintain market approval of products, as well as the possibility of infringement claims by competitors with respect to patents or other intellectual property rights, all of which can preclude or delay commercialization of a product.

- Fluctuations in the demand for products we sell to pharmaceutical companies that are used to manufacture, or are sold with, the products of such companies, as a result of funding constraints, consolidation or otherwise.

- Fluctuations in U.S. and international governmental funding and policies for life sciences research.

- Our ability to achieve our projected level or mix of product sales. Our earnings forecasts are generated based on projected volumes and sales of many product types, some of which are more profitable than others.

- Our ability to implement our ongoing upgrade of our enterprise resource planning system, as any delays or deficiencies in the design and implementation of our upgrade could adversely affect our business.

- Pending and potential future litigation or other proceedings adverse to BD, including antitrust claims, product liability claims, patent infringement claims, and the availability or collectibility of insurance relating to any such claims.

- The effect of adverse media exposure or other publicity regarding BD's business or operations, including the effect on BD's reputation or demand for its products.
- The effects, if any, of governmental and media activities regarding the business practices of group purchasing organizations, which negotiate product prices on behalf of their member hospitals with BD and other suppliers.
- The effect of market fluctuations on the value of assets in BD's pension plans and to actuarial interest rate and asset return assumptions, which could require BD to make additional contributions to the plans or increase our pension plan expense.
- Political conditions in international markets, including civil unrest, terrorist activity, governmental changes, restrictions on the ability to transfer capital across borders and expropriation of assets by a government.
- Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology.
- The effects, if any, of future healthcare reform in the countries in which we do business, including changes in government pricing and reimbursement policies or other cost containment reforms.
- The impact of business combinations, including any volatility in earnings relating to acquired in-process research and development assets, and our ability to successfully integrate any business we may acquire.
- Our ability to obtain the anticipated benefits of restructuring programs, if any, that we may undertake.
- Issuance of new or revised accounting standards by the Financial Accounting Standards Board or the Securities and Exchange Commission.

The foregoing list sets forth many, but not all, of the factors that could impact our ability to achieve results described in any forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

The information required by this item is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Notes 1, 12 and 13 to the consolidated financial statements contained in Item 8, Financial Statements and Supplementary Data, and is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data.***

Reports of Management

Management's Responsibilities

The following financial statements have been prepared by management in conformity with U.S. generally accepted accounting principles and include, where required, amounts based on the best estimates and judgments of management. The integrity and objectivity of data in the financial statements and elsewhere in this Annual Report are the responsibility of management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures. This control structure is further reinforced by a program of internal audits, including a policy that requires responsive action by management.

The Board of Directors monitors the internal control system, including internal accounting and financial reporting controls, through its Audit Committee, which consists of seven independent Directors. The Audit Committee meets periodically with the independent registered public accounting firm, the internal auditors and management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee and meet with its members, with and without management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of September 30, 2010.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young's reports with respect to fairness of the presentation of the statements, and the effectiveness of internal control over financial reporting, are included herein.

Edward J. Ludwig
Chairman and
Chief Executive Officer

David V. Elkins
Executive Vice President and
Chief Financial Officer

William A. Tozzi
Senior Vice President and
Controller

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Becton, Dickinson and Company's internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 24, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
November 24, 2010

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Becton, Dickinson and Company

We have audited Becton, Dickinson and Company's internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Becton, Dickinson and Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Becton, Dickinson and Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2010 of Becton, Dickinson and Company, and our report dated November 24, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
November 24, 2010

Becton, Dickinson and Company

Consolidated Statements of Income

	Years Ended September 30		
	2010	2009	2008
	Thousands of dollars, except per share amounts		
Operations			
Revenues	$7,372,333	$6,986,722	$6,897,619
Cost of products sold	3,543,183	3,311,676	3,357,159
Selling and administrative expense	1,721,356	1,680,797	1,669,762
Research and development expense	430,997	404,567	382,554
Total Operating Costs and Expenses	5,695,536	5,397,040	5,409,475
Operating Income	1,676,797	1,589,682	1,488,144
Interest expense	(51,263)	(40,389)	(36,343)
Interest income	35,129	33,148	39,368
Other income (expense), net	497	(3,850)	(1,484)
Income From Continuing Operations Before Income Taxes	1,661,160	1,578,591	1,489,685
Income tax provision	484,820	411,246	411,931
Income from Continuing Operations	1,176,340	1,167,345	1,077,754
Income from Discontinued Operations Net of income tax provision of $40,703, $19,975 and $13,191	141,270	64,258	49,242
Net Income	$1,317,610	$1,231,603	$1,126,996
Basic Earnings per Share			
Income from Continuing Operations	$ 5.02	$ 4.85	$ 4.41
Income from Discontinued Operations	$ 0.60	$ 0.27	$ 0.20
Basic Earnings per Share	$ 5.62	$ 5.12	$ 4.61
Diluted Earnings per Share			
Income from Continuing Operations	$ 4.90	$ 4.73	$ 4.27
Income from Discontinued Operations	$ 0.59	$ 0.26	$ 0.19
Diluted Earnings per Share	$ 5.49	$ 4.99	$ 4.46

See notes to consolidated financial statements

Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income

	Years Ended September 30		
	2010	2009	2008
	Thousands of dollars		
Net Income	$1,317,610	$1,231,603	$1,126,996
Other Comprehensive Income (Loss), Net of Tax			
Foreign currency translation adjustments	330	29,358	(80,305)
Defined benefit pension and postretirement plans	(130,461)	(242,478)	(42,862)
Unrealized gain (loss) on investments, net of amounts recognized	—	41	(42)
Unrealized gain (loss) on cash flow hedges, net of amounts realized	44,884	(82,073)	43,871
Other Comprehensive Loss, Net of Tax	(85,247)	(295,152)	(79,338)
Comprehensive Income	$1,232,363	$ 936,451	$1,047,658

See notes to consolidated financial statements

Becton, Dickinson and Company

Consolidated Balance Sheets

	September 30 2010	September 30 2009
	Thousands of dollars, except per share amounts and numbers of shares	
ASSETS		
Current Assets		
Cash and equivalents	$ 1,215,989	$ 1,394,244
Short-term investments	528,206	551,561
Trade receivables, net	1,205,377	1,168,662
Inventories	1,145,337	1,156,762
Prepaid expenses, deferred taxes and other	410,341	375,725
Total Current Assets	4,505,250	4,646,954
Property, Plant and Equipment, Net	3,100,492	2,966,629
Goodwill	763,961	621,872
Core and Developed Technology, Net	310,783	309,990
Other Intangibles, Net	227,857	96,659
Capitalized Software, Net	254,761	197,224
Other	487,590	465,296
Total Assets	$ 9,650,694	$ 9,304,624
LIABILITIES		
Current Liabilities		
Short-term debt	$ 202,758	$ 402,965
Accounts payable	325,402	264,181
Accrued expenses	661,112	646,540
Salaries, wages and related items	453,605	459,742
Income taxes	28,796	3,665
Total Current Liabilities	1,671,673	1,777,093
Long-Term Debt	1,495,357	1,488,460
Long-Term Employee Benefit Obligations	899,109	782,034
Deferred Income Taxes and Other	149,975	114,325
Commitments and Contingencies	—	—
Shareholders' Equity		
Common stock — $1 par value: authorized — 640,000,000 shares; issued-332,662,160 shares in 2010 and 2009	332,662	332,662
Capital in excess of par value	1,624,768	1,485,674
Retained earnings	8,724,228	7,752,831
Deferred compensation	17,164	17,906
Common stock in treasury — at cost — 102,845,609 shares in 2010 and 95,579,970 shares in 2009	(4,806,333)	(4,073,699)
Accumulated other comprehensive loss	(457,909)	(372,662)
Total Shareholders' Equity	5,434,580	5,142,712
Total Liabilities and Shareholders' Equity	$ 9,650,694	$ 9,304,624

See notes to consolidated financial statements

Becton, Dickinson and Company

Consolidated Statements of Cash Flows

	Years Ended September 30		
	2010	2009	2008
	Thousands of dollars		
Operating Activities			
Net income	$ 1,317,610	$ 1,231,603	$1,126,996
Income from discontinued operations, net	(141,270)	(64,258)	(49,242)
Income from continuing operations, net	1,176,340	1,167,345	1,077,754
Adjustments to income from continuing operations to derive net cash provided by continuing operating activities, net of amounts acquired:			
Depreciation and amortization	502,113	464,604	471,963
Share-based compensation	79,374	86,574	100,585
Deferred income taxes	28,055	60,041	80,088
Change in operating assets and liabilities:			
Trade receivables, net	(73,933)	(81,530)	(4,610)
Inventories	(116,500)	(91,462)	(49,362)
Prepaid expenses, deferred taxes and other	(34,340)	(22,059)	(32,245)
Accounts payable, income taxes and other liabilities	156,023	123,576	(15,657)
Pension obligation	(102,967)	(68,574)	(56,083)
Other, net	44,852	19,971	45,354
Net Cash Provided by Continuing Operating Activities	1,659,017	1,658,486	1,617,787
Investing Activities			
Capital expenditures	(537,306)	(585,196)	(595,811)
Capitalized software	(95,159)	(109,588)	(49,306)
Change in short-term investments	34,550	(338,228)	(46,321)
Proceeds (purchases) of long-term investments	963	840	(5,666)
Acquisitions of businesses, net of cash acquired	(281,367)	—	(41,259)
Divestiture of businesses	259,990	51,022	—
Other, net	(81,636)	(85,900)	(38,491)
Net Cash Used for Continuing Investing Activities	(699,965)	(1,067,050)	(776,854)
Financing Activities			
Change in short-term debt	(200,193)	1,196	(5,938)
Proceeds from long-term debt	—	739,232	—
Payments of debt	(76)	(311)	(1,114)
Repurchase of common stock	(750,000)	(550,006)	(450,001)
Issuance of common stock and other, net	50,093	32,403	85,396
Excess tax benefit from payments under share-based compensation plans	23,202	14,667	64,335
Dividends paid	(345,713)	(316,877)	(278,506)
Net Cash Used for Continuing Financing Activities	(1,222,687)	(79,696)	(585,828)
Discontinued Operations:			
Net cash provided by operating activities	85,251	58,329	69,311
Net cash used for investing activities	(5,661)	(5,912)	(6,169)
Net Cash Provided by Discontinued Operations	79,590	52,417	63,142
Effect of exchange rate changes on cash and equivalents	5,790	(390)	748
Net (Decrease) Increase in Cash and Equivalents	(178,255)	563,767	318,995
Opening Cash and Equivalents	1,394,244	830,477	511,482
Closing Cash and Equivalents	$ 1,215,989	$ 1,394,244	$ 830,477

See notes to consolidated financial statements

Becton, Dickinson and Company

Notes to Consolidated Financial Statements
Thousands of dollars, except per share amounts and numbers of shares

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries (the "Company") after the elimination of intercompany transactions. The Company has no material interests in variable interest entities.

Cash Equivalents

Cash equivalents consist of all highly liquid investments with a maturity of three months or less at time of purchase.

Short-Term Investments

Short-term investments consist of time deposits with maturities greater than three months and less than one year when purchased.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and one to 20 years for leasehold improvements. Depreciation and amortization expense was $347,402, $312,321 and $300,384 in fiscal 2010, 2009 and 2008, respectively.

Goodwill and Other Intangible Assets

Goodwill, core and developed technology, and in-process research and development assets arise from acquisitions. Goodwill and in-process research and development assets are reviewed annually for impairment. Potential impairment of goodwill is identified by comparing the fair value of a reporting unit, estimated using an income approach, with its carrying value. Reporting units generally represent one level below reporting segment. The annual impairment review performed in fiscal year 2010 indicated that all reporting units' fair value exceeded their respective carrying value. The review for impairment of in-process research and development assets as well as core and developed technology compares the fair value of the technology or project assets, estimated using an income approach, with their carrying value. Core and developed technology are amortized over periods ranging from 15 to 20 years, using the straight-line method.

Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from one to 40 years, using the straight-line method. These intangibles, including core and developed technology, are periodically reviewed when impairment indicators are present to assess recoverability from future operations using undiscounted cash flows. To the extent carrying value exceeds the undiscounted cash flows, an impairment loss is recognized in operating results based upon the excess of the carrying value over fair value. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely, and are reviewed annually for impairment.

Capitalized Software

Capitalized software, including costs for software developed or obtained for internal use is stated at cost, less accumulated amortization. Amortization expense is principally provided on the straight-line basis over estimated useful lives, which do not exceed 10 years. The current balance primarily includes capital software investments related to a global enterprise resource planning initiative to upgrade the Company's business information systems. Amortization for this project has not commenced because the program has not yet been placed in service. Amortization expense related to capitalized software was $32,181, $46,485 and $56,368 for 2010, 2009 and 2008, respectively.

Foreign Currency Translation

Generally, foreign subsidiaries' functional currency is the local currency of operations and the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the foreign currency translation adjustments in Accumulated other comprehensive (loss) income.

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss pass to the customer. The Company recognizes revenue for certain instruments sold from the Biosciences segment upon installation at a customer's site, as installation of these instruments is considered a significant post-delivery obligation. For certain sales arrangements, primarily in the U.S., with multiple deliverables, revenue and cost of products sold are recognized at the completion of each deliverable: shipment, installation and training. These sales agreements are divided into separate units of accounting. Revenue is recognized upon the completion of each deliverable based on the relative fair values of items delivered. Fair values are generally determined based on sales of the individual deliverables to other third parties.

The Company's domestic businesses sell products primarily to distributors who resell the products to end-user customers. Rebates are provided to distributors that sell to end-user customers at prices determined under a contract between the Company and the end-user customer. Provisions for rebates, as well as sales discounts and returns, are based upon estimates and are accounted for as a reduction of revenues when revenue is recognized.

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $255,765, $250,941 and $263,504 in 2010, 2009 and 2008, respectively.

Derivative Financial Instruments

All derivatives are recorded in the balance sheet at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. From time to time, the Company hedges forecasted sales denominated in foreign currencies using forward and option contracts to protect against the reduction in value of forecasted foreign currency cash flows resulting from export sales. The Company also periodically utilizes interest rate swaps to maintain a balance between fixed and floating rate instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Any deferred gains or losses associated with derivative instruments are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resultant gain or loss would be recognized in income.

Income Taxes

United States income taxes are not provided on undistributed earnings of foreign subsidiaries where such undistributed earnings are indefinitely reinvested outside the United States. Deferred taxes are provided for earnings of foreign subsidiaries when those earnings are not considered indefinitely reinvested. Income taxes are provided and tax credits are recognized based on tax laws enacted at the dates of the financial statements.

The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company records reserves for uncertain tax positions, based on the technical support for the positions, past audit experience with similar situations, and the potential interest and penalties related to the matters.

The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry back and carry forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

Earnings per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect reported assets, liabilities, revenues and expenses as reflected in the consolidated financial statements. Actual results could differ from these estimates.

Share-Based Compensation

The Company recognizes the fair value of share-based compensation in net income. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

Note 2 — Accounting Changes

In December 2008, the Financial Accounting Standards Board ("FASB") issued revised guidance to require entities to disclose the major categories of defined benefit and postretirement plan assets and the measurement of these assets in accordance with the fair value measurement framework as defined under U.S. GAAP. The new guidance also requires disclosures regarding how investment allocation decisions are made. The Company adopted the revised disclosure requirements on September 30, 2010 and there was no impact to the consolidated financial statements as a result of this adoption. The required disclosures are included in Note 8.

The Company implemented the revised business combination rules for acquisitions occurring after October 1, 2009. Under the new rules, acquired in-process research and development assets will be recorded as indefinite-lived intangible assets until projects are completed or abandoned and acquisition-related costs are expensed as incurred. Disclosures required under the revised business combination rules relating to the Company's acquisition of HandyLab, Inc., on November 19, 2009, are provided in Note 9.

The Company implemented new fair value measurement requirements for nonfinancial assets and liabilities measured on a nonrecurring basis on October 1, 2009. The new guidance defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures relating to fair value measurements. Assets and liabilities subject to this guidance primarily include goodwill and indefinite-lived intangible assets measured at fair value for impairment assessments, long-lived assets measured at fair value when impaired and non-financial assets and liabilities measured at fair value in business combinations. The Company's adoption of this guidance did not materially impact the consolidated financial statements.

On October 1, 2007, the Company adopted guidance relating to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Upon implementing this guidance, the Company recognized a $5,084 increase in its existing liability for uncertain tax positions, with a corresponding decrease to the October 1, 2007 retained earnings balance.

Adoption of New Accounting Standards

In October 2009, the FASB issued revised revenue recognition guidance affecting the accounting for software-enabled devices and multiple-element arrangements. The revisions expand the scope of multiple-element arrangement guidance to include revenue arrangements containing certain nonsoftware elements and related software elements. Additionally, the revised guidance changes the manner in which separate units of accounting are identified within a multiple-element arrangement and modifies the manner in which transaction consideration is allocated across the separately identified deliverables. The revised revenue recognition guidance is effective for new arrangements the Company enters into on or after October 1, 2010. No significant impact to the Company's consolidated financial statements is expected upon adoption of these new requirements.

Becton, Dickinson and Company

Notes to Consolidated Financial Statements — (Continued)

Note 3 — Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Common Stock Issued at Par Value	Capital in Excess of Par Value	Retained Earnings	Deferred Compensation	Treasury Stock	
					Shares	Amount
Balance at September 30, 2007	$332,662	$1,125,368	$5,995,787	$12,205	(88,825,066)	$(3,105,893)
Net income			1,126,996			
Cash dividends:						
Common ($1.14 per share)			(279,110)			
Common stock issued for:						
Share-based compensation plans, net		132,372			4,649,160	25,866
Business acquisitions		1,206			16,327	118
Share-based compensation		100,585				
Common stock held in trusts, net				2,489	(169,307)	(2,489)
Repurchase of common stock					(5,255,900)	(450,000)
Cumulative effect for accounting change (see Note 2)			(5,084)			
Balance at September 30, 2008	$332,662	$1,359,531	$6,838,589	$14,694	(89,584,786)	$(3,532,398)
Net income			1,231,603			
Cash dividends:						
Common ($1.32 per share)			(317,361)			
Common stock issued for:						
Share-based compensation plans, net		38,919			2,283,887	11,608
Business acquisitions		1,330			24,110	309
Share-based compensation		86,519				
Common stock held in trusts, net				3,212	(91,681)	(3,212)
Repurchase of common stock					(8,211,500)	(550,006)
Other changes		(625)				
Balance at September 30, 2009	$332,662	$1,485,674	$7,752,831	$17,906	(95,579,970)	$(4,073,699)
Net income			1,317,610			
Cash dividends:						
Common ($1.48 per share)			(346,213)			
Common stock issued for:						
Share-based compensation plans, net		59,866			2,758,391	16,624
Share-based compensation		79,228				
Common stock held in trusts, net				(742)	34,790	742
Repurchase of common stock					(10,058,820)	(750,000)
Balance at September 30, 2010	$332,662	$1,624,768	$8,724,228	$17,164	(102,845,609)	$(4,806,333)

Common stock held in trusts represents rabbi trusts in connection with deferred compensation under the Company's employee salary and bonus deferral plan and directors' deferral plan.

The components of Accumulated other comprehensive (loss) income were as follows:

	2010	2009
Foreign currency translation adjustments(A)	$ 186,777	$ 186,447
Benefit plans adjustment(B)	(634,396)	(503,935)
Unrealized loss on investments(B)	(581)	(581)
Unrealized (losses) gains on cash flow hedges(B)(C)	(9,709)	(54,593)
	$(457,909)	$(372,662)

(A) Foreign currency translation adjustments that were attributable to goodwill in fiscal years 2010 and 2009 were $2,044 and $(3,749), respectively. The adjustments primarily affected goodwill reported within the Medical segment.

(B) Amounts are net of tax.

(C) The unrealized gains on cash flows at September 30, 2008 were $27,480, net of tax.

The income tax provision (benefit) recorded in fiscal years 2010, 2009 and 2008 for the unrealized (loss) gain on investments was $0, $25 and $(25), respectively. The income tax provision (benefit) recorded in fiscal years 2010, 2009 and 2008 for cash flow hedges was $27,509, $(50,302) and $26,889, respectively. The income tax benefit recorded in fiscal years 2010, 2009, 2008 for defined benefit pension, postretirement plans and postemployment plans was $67,829, $146,554 and $3,439, respectively. Income taxes are generally not provided for translation adjustments.

The unrealized (losses) gains on cash flow hedges included in other comprehensive (loss) income for 2010, 2009 and 2008 are net of reclassification adjustments of $(19,512), $65,012, and $(6,733), net of tax, respectively, for realized net hedge gains (losses) recorded to revenues. These amounts had been included in Accumulated other comprehensive (loss) income in prior periods. The tax (benefit) provision associated with these reclassification adjustments in 2010, 2009 and 2008 was $(11,959), $39,846 and $(4,127), respectively.

Note 4 — Earnings per Share

The weighted average common shares used in the computations of basic and diluted earnings per share (shares in thousands) for the years ended September 30 were as follows:

	2010	2009	2008
Average common shares outstanding	234,328	240,479	244,323
Dilutive share equivalents from share-based plans	5,808	6,319	8,358
Average common and common equivalent shares outstanding — assuming dilution	240,136	246,798	252,681

Note 5 — Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $65,000 in 2010, $64,500 in 2009, and $68,200 in 2008. Future minimum rental commitments on noncancelable leases are as follows: 2011 — $45,200; 2012 — $36,500; 2013 — $26,500; 2014 — $24,400; 2015 — $21,100 and an aggregate of $43,400 thereafter.

As of September 30, 2010, the Company has certain future purchase commitments aggregating to approximately $521,097, which will be expended over the next several years.

Contingencies

Given the uncertain nature of litigation generally, the Company is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which the Company is a party. In accordance with U.S. generally accepted accounting principles, the Company establishes accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). In view of the uncertainties discussed below, the Company could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated cash flows.

The Company is named as a defendant in the following purported class action suits brought on behalf of distributors and other entities that purchase the Company's products (the "Distributor Plaintiffs"), alleging that the Company violated federal antitrust laws, resulting in the charging of higher prices for the Company's products to the plaintiffs and other purported class members.

Case	Court	Date Filed
Louisiana Wholesale Drug Company, Inc., et. al. vs. Becton Dickinson and Company	U.S. District Court, Newark, New Jersey	March 25, 2005
SAJ Distributors, Inc. et. al. vs. Becton Dickinson & Co.	U.S. District Court, Eastern District of Pennsylvania	September 6, 2005
Dik Drug Company, et. al. vs. Becton, Dickinson and Company	U.S. District Court, Newark, New Jersey	September 12, 2005
American Sales Company, Inc. et. al. vs. Becton, Dickinson & Co.	U.S. District Court, Eastern District of Pennsylvania	October 3, 2005
Park Surgical Co. Inc. et. al. vs. Becton, Dickinson and Company	U.S. District Court, Eastern District of Pennsylvania	October 26, 2005

These actions have been consolidated under the caption *"In re Hypodermic Products Antitrust Litigation."*

The Company is also named as a defendant in the following purported class action suits brought on behalf of purchasers of the Company's products, such as hospitals (the "Hospital Plaintiffs"), alleging that the Company violated federal and state antitrust laws, resulting in the charging of higher prices for the Company's products to the plaintiffs and other purported class members.

Case	Court	Date Filed
Jabo's Pharmacy, Inc., et. al. v. Becton Dickinson & Company	U.S. District Court, Greenville, Tennessee	June 7, 2005
Drug Mart Tallman, Inc., et. al. v. Becton Dickinson and Company	U.S. District Court, Newark, New Jersey	January 17, 2006
Medstar v. Becton Dickinson	U.S. District Court, Newark, New Jersey	May 18, 2006
The Hebrew Home for the Aged at Riverdale v. Becton Dickinson and Company	U.S. District Court, Southern District of New York	March 28, 2007

The plaintiffs in each of the above antitrust class action lawsuits seek monetary damages. All of the antitrust class action lawsuits have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal court in New Jersey.

On April 27, 2009, the Company entered into a settlement agreement with the Distributor Plaintiffs in these actions. The settlement agreement provided for, among other things, the payment by the Company of

$45,000 in exchange for a release by all potential class members of the direct purchaser claims under federal antitrust laws related to the products and acts enumerated in the complaint, and a dismissal of the case with prejudice, insofar as it relates to direct purchaser claims. The release would not cover potential class members that affirmatively opt out of the settlement. On September 30, 2010, the court issued an order denying a motion to approve the settlement agreement, ruling that the Hospital Plaintiffs, and not the Distributor Plaintiffs, are the direct purchasers entitled to pursue damages under the federal antitrust laws for certain sales of BD products. The settlement agreement currently remains in effect, subject to certain termination provisions, and the Distributor Plaintiffs are seeking appellate review of the court's order.

In June 2007, Retractable Technologies, Inc. ("RTI") filed a complaint against the Company under the caption *Retractable Technologies, Inc. vs. Becton Dickinson and Company* (Civil Action No. 2:07-cv-250, U.S. District Court, Eastern District of Texas). RTI alleges that the BD Integra™ syringes infringe patents licensed exclusively to RTI. In its complaint, RTI also alleges that the Company engaged in false advertising with respect to certain of the Company's safety-engineered products in violation of the Lanham Act; acted to exclude RTI from various product markets and to maintain its market share through, among other things, exclusionary contracts in violation of state and federal antitrust laws; and engaged in unfair competition. In January 2008, the court severed the patent and non-patent claims into separate cases. RTI seeks money damages and injunctive relief. On April 1, 2008, RTI filed a complaint against BD under the caption *Retractable Technologies, Inc. and Thomas J. Shaw v. Becton Dickinson and Company* (Civil Action No. 2:08-cv-141, U.S. District Court, Eastern District of Texas). RTI alleges that the BD Integra™ syringes infringe another patent licensed exclusively to RTI. RTI seeks money damages and injunctive relief. On August 29, 2008, the court ordered the consolidation of the patent cases. On November 9, 2009, at a trial of these consolidated cases, the jury rendered a verdict in favor of RTI on all but one of its infringement claims, but did not find any willful infringement, and awarded RTI $5,000 in damages. On May 19, 2010, the court granted RTI's motion for a permanent injunction against the continued sale by the Company of its BD Integra™ products in their current form, but stayed the injunction for the longer of twelve months or the duration of any appeal. At the same time, the court lifted a stay of RTI's non-patent claims that the court had imposed during the pendency of the patent claims at the trial court level. On June 16, 2010, the Company filed its appeal with the Court of Appeals for the Federal Circuit.

On October 19, 2009, Gen-Probe Incorporated ("Gen-Probe") filed a patent infringement action against BD in the U.S. District Court for the Southern District of California. The complaint alleges that the BD Viper™ and BD Viper™ XTR™ systems, and BD ProbeTec™ specimen collection products infringe certain U.S. patents of Gen-Probe. On March 23, 2010, Gen-Probe filed a complaint, also in the U.S. District Court for the Southern District of California, alleging that the BD Max™ instrument infringes Gen-Probe patents. Additional disclosures regarding this instrument are provided in Note 9. The patents alleged to be infringed are a subset of the Gen-Probe patents asserted against the Company in the October 2009 suit. On June 8, 2010, the Court consolidated these cases. Gen-Probe is seeking monetary damages and injunctive relief.

The Company believes that it has meritorious defenses to each of the above-mentioned suits pending against the Company and is engaged in a vigorous defense of each of these matters.

The Company is also involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. The affected sites are in varying stages of development. In some instances, the remedy has been completed, while in others, environmental studies are commencing. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs.

Note 6 — Segment Data

The Company's organizational structure is based upon its three principal business segments: BD Medical ("Medical"), BD Diagnostics ("Diagnostics") and BD Biosciences ("Biosciences").

The principal product lines in the Medical segment include needles, syringes and intravenous catheters for medication delivery; prefilled IV flush syringes; syringes and pen needles for the self-injection of insulin and other drugs used in the treatment of diabetes; prefillable drug delivery devices provided to pharmaceutical companies and sold to end-users as drug/device combinations; regional anesthesia needles and trays; and sharps disposal containers.

The principal products and services in the Diagnostics segment include integrated systems for specimen collection; safety-engineered blood collection products and systems; automated blood culturing systems; molecular testing systems for sexually transmitted diseases and healthcare-associated infections; microorganism identification and drug susceptibility systems; liquid-based cytology systems for cervical cancer screening; rapid diagnostic assays and plated media.

The principal product lines in the Biosciences segment include fluorescence-activated cell sorters and analyzers; monoclonal antibodies and kits for performing cell analysis; reagent systems for life science research; cell imaging systems; laboratory products for tissue culture and fluid handling; diagnostic assays; cell culture media and supplements for biopharmaceutical manufacturing; and diagnostic assays.

The Company evaluates performance of its business segments based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. From time to time, the Company hedges against certain forecasted sales of U.S.-produced products sold outside the United States. Gains and losses associated with these foreign currency translation hedges are reported in segment revenues based upon their proportionate share of these international sales of U.S.-produced products.

Distribution of products is primarily through independent distribution channels, and directly to end-users by BD and independent sales representatives. No customer accounted for 10% or more of revenues in any of the three years presented.

	2010	2009	2008
Revenues(A)			
Medical	$3,796,432	$3,556,694	$3,542,712
Diagnostics	2,318,879	2,226,219	2,159,811
Biosciences	1,257,022	1,203,809	1,195,096
	$7,372,333	$6,986,722	$6,897,619
Segment Operating Income			
Medical	$1,118,319	$1,049,236	$1,004,671
Diagnostics	607,411	607,250	525,747
Biosciences	354,229	362,344	333,662
Total Segment Operating Income	2,079,959	2,018,830	1,864,080
Unallocated Expenses(B)	(418,799)	(440,239)(C)	(374,395)
Income From Continuing Operations Before Income Taxes	$1,661,160	$1,578,591	$1,489,685
Segment Assets			
Medical	$3,527,457	$3,706,086	$3,432,113
Diagnostics	2,301,586	1,998,490	1,887,261
Biosciences	1,059,774	989,299	933,105
Total Segment Assets	6,888,817	6,693,875	6,252,479
Corporate and All Other(D)	2,761,877	2,610,749	1,660,464
	$9,650,694	$9,304,624	$7,912,943
Capital Expenditures			
Medical	$ 368,857	$ 407,884	$ 372,616
Diagnostics	108,941	102,432	123,915
Biosciences	49,821	55,646	82,880
Corporate and All Other	9,687	19,234	16,400
	$ 537,306	$ 585,196	$ 595,811
Depreciation and Amortization			
Medical	$ 253,109	$ 243,445	$ 234,983
Diagnostics	163,392	136,690	150,202
Biosciences	72,319	73,067	75,809
Corporate and All Other	13,293	11,402	10,969
	$ 502,113	$ 464,604	$ 471,963

(A) Intersegment revenues are not material.

(B) Includes primarily interest, net; foreign exchange; corporate expenses; and share-based compensation expense.

(C) Includes charge associated with the pending settlement with the direct purchaser plaintiffs (which includes BD's distributors) in certain antitrust class actions.

(D) Includes cash and investments and corporate assets.

Revenues by Organizational Units	2010	2009	2008
BD Medical			
Medical Surgical Systems	$2,010,009	$1,889,314	$1,906,224
Diabetes Care	785,759	714,937	694,352
Pharmaceutical Systems	1,000,664	952,443	942,136
	$3,796,432	$3,556,694	$3,542,712
BD Diagnostics			
Preanalytical Systems	$1,197,807	$1,143,431	$1,123,528
Diagnostic Systems	1,121,072	1,082,788	1,036,283
	$2,318,879	$2,226,219	$2,159,811
BD Biosciences			
Cell Analysis	$ 951,238	$ 904,517	$ 900,511
Discovery Labware	305,784	299,292	294,585
	$1,257,022	$1,203,809	$1,195,096
	$7,372,333	$6,986,722	$6,897,619

Geographic Information

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States (including Puerto Rico), Europe, Asia Pacific and Other, which is comprised of Latin America, Canada, and Japan.

Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location.

	2010	2009	2008
Revenues			
United States	$3,286,565	$3,130,165	$3,046,506
Europe	2,386,965	2,408,319	2,411,412
Asia Pacific	684,319	563,390	556,407
Other	1,014,484	884,848	883,294
	$7,372,333	$6,986,722	$6,897,619
Long-Lived Assets			
United States	$2,841,639	$2,469,952	$2,179,544
Europe	1,145,043	1,150,655	1,135,379
Asia Pacific	258,879	231,257	211,845
Other	617,323	537,214	509,510
Corporate	282,560	268,592	261,990
	$5,145,444	$4,657,670	$4,298,268

Note 7 — Share-Based Compensation

The Company grants share-based awards under the 2004 Employee and Director Equity-Based Compensation Plan ("2004 Plan"), which provides long-term incentive compensation to employees and directors consisting of: stock appreciation rights ("SARs"), stock options, performance-based restricted stock units, time-vested restricted stock units and other stock awards.

The amounts and location of compensation cost relating to share-based payments included in consolidated statements of income is as follows:

	2010	2009	2008
Cost of products sold	$15,128	$16,846	$ 19,338
Selling and administrative expense	54,423	58,920	68,677
Research and development expense	9,823	10,808	12,570
	$79,374	$86,574	$100,585

The associated income tax benefit recognized was $28,532, $31,307 and $36,236, respectively. Share-based compensation attributable to discontinued operations was not material.

Stock Appreciation Rights

SARs represent the right to receive, upon exercise, shares of common stock having a value equal to the difference between the market price of common stock on the date of exercise and the exercise price on the date of grant. SARs vest over a four-year period and have a ten-year term. The fair value was estimated on the date of grant using a lattice-based binomial option valuation model that uses the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	2.60%	2.73%	3.83%
Expected volatility	28.0%	28.0%	27.0%
Expected dividend yield	1.96%	2.11%	1.35%
Expected life	6.5 years	6.5 years	6.5 years
Fair value derived	$19.70	$16.11	$24.92

Expected volatility is based upon historical volatility for the Company's common stock and other factors. The expected life of SARs granted is derived from the output of the lattice-based model, using assumed exercise rates based on historical exercise and termination patterns, and represents the period of time that SARs granted are expected to be outstanding. The risk-free interest rate used is based upon the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date. The total intrinsic value of SARs exercised during 2010, 2009, and 2008 was $2,831, $406, and $2,122, respectively. The Company issued 26,730 shares during 2010 to satisfy the SARs exercised. The actual tax benefit realized during 2010, 2009, and 2008 for tax deductions from SAR exercises totaled $1,031, $154 and $808, respectively. The total fair value of SARs vested during 2010, 2009 and 2008 was $33,640, $24,888 and $16,429, respectively.

A summary of SARs outstanding as of September 30, 2010, and changes during the year then ended is as follows:

	SARs	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at October 1	6,177,554	$68.60		
Granted	1,988,075	75.63		
Exercised	(226,806)	63.15		
Forfeited, canceled or expired	(279,668)	72.03		
Balance at September 30	7,659,155	$70.46	7.38	$43,970
Vested and expected to vest at September 30	7,256,414	$70.35	7.33	$42,385
Exercisable at September 30	3,631,747	$68.37	6.34	$28,119

Stock options

The Company has not granted stock options since 2005. All outstanding stock option grants are fully vested and have a ten-year term.

A summary of stock options outstanding as of September 30, 2010 and changes during the year then ended is as follows:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at October 1	8,629,438	$36.94		
Granted	—	—		
Exercised	(2,170,608)	33.53		
Forfeited, canceled or expired	(25,682)	30.61		
Balance at September 30	6,433,148	$38.12	2.61	$231,452
Vested and expected to vest at September 30	6,433,148	$38.12	2.61	$231,452
Exercisable at September 30	6,433,148	$38.12	2.61	$231,452

Cash received from the exercising of stock options in 2010, 2009 and 2008 was $72,770, $53,019 and $122,977, respectively. The actual tax benefit realized for tax deductions from stock option exercises totaled $28,660, $16,931 and $62,230, respectively. The total intrinsic value of stock options exercised during the years 2010, 2009 and 2008 was $89,943, $53,630 and $191,627, respectively. The total fair value of stock options vested during 2010, 2009 and 2008 was $0, $6,083 and $18,951, respectively.

Performance-Based Restricted Stock Units

Performance-based restricted stock units cliff vest three years after the date of grant. These units are tied to the Company's performance against pre-established targets, including its average growth rate of consolidated revenues and average return on invested capital, over a three-year performance period. Under the Company's long-term incentive program, the actual payout under these awards may vary from zero to 200% of an employee's target payout, based on the Company's actual performance over the three-year performance period.

The fair value is based on the market price of the Company's stock on the date of grant. Compensation cost initially recognized assumes that the target payout level will be achieved and is adjusted for subsequent changes in the expected outcome of performance-related conditions.

A summary of performance-based restricted stock units outstanding as of September 30, 2010 and changes during the year then ended is as follows:

	Stock Units	Weighted Average Grant Date Fair Value
Balance at October 1	3,098,868	$71.40
Granted	1,021,860	75.63
Distributed	(228,912)	71.72
Forfeited or canceled	(1,012,248)	71.64
Balance at September 30(A)	2,879,568	$72.79
Expected to vest at September 30(B)	557,621	$74.81

(A) Based on 200% of target payout.

(B) Net of expected forfeited units and units in excess of the expected performance payout of 209,606 and 2,112,341, respectively.

The weighted average grant date fair value of performance-based restricted stock units granted during the years 2009 and 2008 was $62.50 and $84.33, respectively. The total fair value of performance-based restricted stock units vested during 2010, 2009 and 2008 was $24,357, $33,712 and $49,387, respectively. At September 30, 2010, the weighted average remaining vesting term of performance-based restricted stock units is 1.21 years.

Time-Vested Restricted Stock Units

Time-vested restricted stock units generally cliff vest three years after the date of grant, except for certain key executives of the Company, including the executive officers, for which such units generally vest one year following the employee's retirement. The related share-based compensation expense is recorded over the requisite service period, which is the vesting period or in the case of certain key executives is based on retirement eligibility. The fair value of all time-vested restricted stock units is based on the market value of the Company's stock on the date of grant.

A summary of time-vested restricted stock units outstanding as of September 30, 2010 and changes during the year then ended is as follows:

	Stock Units	Weighted Average Grant Date Fair Value
Balance at October 1	1,706,958	$69.36
Granted	633,195	75.58
Distributed	(343,648)	71.43
Forfeited or canceled	(188,210)	71.73
Balance at September 30	1,808,295	$70.90
Expected to vest at September 30	1,627,466	$70.90

The weighted average grant date fair value of time-vested restricted stock units granted during the years 2009 and 2008 was $62.96 and $84.42, respectively. The total fair value of time-vested restricted stock units vested during 2010, 2009 and 2008 was $36,675, $29,535 and $26,674, respectively. At September 30, 2010, the weighted average remaining vesting term of the time-vested restricted stock units is 1.57 years.

The amount of unrecognized compensation expense for all non-vested share-based awards as of September 30, 2010, is approximately $91,201, which is expected to be recognized over a weighted-average remaining life of approximately 2.09 years. At September 30, 2010, 10,421,478 shares were authorized for future grants under the 2004 Plan.

The Company has a policy of satisfying share-based payments through either open market purchases or shares held in treasury. At September 30, 2010, the Company has sufficient shares held in treasury to satisfy these payments in 2011.

Other Stock Plans

The Company has a Stock Award Plan, which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award is deferred until after retirement or involuntary termination, upon which the deferred portion of the award is distributable in five equal annual installments. The balance of the award is distributable over five years from the grant date, subject to certain conditions. In February 2004, this plan was terminated with respect to future grants upon the adoption of the 2004 Plan. At September 30, 2010 and 2009, awards for 106,293 and 114,197 shares, respectively, were outstanding.

The Company has a Restricted Stock Plan for Non-Employee Directors which reserves for issuance of 300,000 shares of the Company's common stock. No restricted shares were issued in 2010.

The Company has a Directors' Deferral Plan, which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2010, 92,835 shares were held in trust, of which 4,390 shares represented Directors' compensation in 2010, in accordance with the provisions of the plan. Under this plan, which is unfunded, directors have an unsecured contractual commitment from the Company.

The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary, annual incentive awards and certain equity-based compensation. As of September 30, 2010, 516,253 shares were issuable under this plan.

Note 8 — Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement healthcare and life insurance benefit plans in foreign countries are not material. The measurement date used for the Company's employee benefit plans is September 30.

Net pension and other postretirement cost for the years ended September 30 included the following components:

	Pension Plans			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Service cost	$ 72,901	$ 55,004	$ 66,440	$ 5,007	$ 3,441	$ 4,648
Interest cost	90,432	87,480	81,939	14,190	15,338	14,906
Expected return on plan assets	(99,199)	(86,819)	(97,218)	—	—	—
Amortization of prior service (credit) cost	(1,091)	(1,099)	(1,066)	4	(463)	(6,232)
Amortization of loss (gain)	41,812	17,235	8,256	3,408	(143)	3,962
Amortization of net asset	(47)	(59)	(112)	—	—	—
Settlements	—	—	602	—	—	—
	$104,808	$ 71,742	$ 58,841	$22,609	$18,173	$17,284

Net pension cost attributable to foreign plans included in the preceding table was $25,820, $24,971 and $20,072 in 2010, 2009 and 2008, respectively.

The change in benefit obligation, change in fair value of plan assets, funded status and amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	Pension Plans		Other Postretirement Benefits	
	2010	2009	2010	2009
Change in benefit obligation:				
Beginning obligation	$1,635,334	$1,272,456	$ 249,593	$ 201,246
Service cost	72,901	55,004	5,007	3,441
Interest cost	90,432	87,480	14,190	15,338
Plan amendments	60	380	(6,702)	—
Benefits paid	(101,394)	(68,791)	(25,046)	(22,913)
Actuarial loss (gain)	224,890	279,414	16,233	43,334
Other, includes translation	(10,928)	9,391	6,849	9,147
Benefit obligation at September 30	$1,911,295	$1,635,334	$ 260,124	$ 249,593
Change in fair value of plan assets:				
Beginning fair value	$1,209,135	$1,099,966	$ —	$ —
Actual return on plan assets	109,310	32,217	—	—
Employer contribution	207,775	140,316	—	—
Benefits paid	(101,394)	(68,791)	—	—
Other, includes translation	(10,978)	5,427	—	—
Plan assets at September 30	$1,413,848	$1,209,135	$ —	$ —

	Pension Plans		Other Postretirement Benefits	
	2010	2009	2010	2009
Funded Status at September 30:				
Unfunded benefit obligation	$ (497,447)	$ (426,199)	$(260,124)	$(249,593)
Amounts recognized in the Consolidated Balance Sheets at September 30:				
Other	$ 143	$ 4,668	$ —	$ —
Salaries, wages and related items	(6,492)	(4,967)	(17,875)	(19,597)
Long-term Employee Benefit Obligations	(491,098)	(425,900)	(242,249)	(229,996)
Net amount recognized	$ (497,447)	$ (426,199)	$(260,124)	$(249,593)
Amounts recognized in Accumulated other comprehensive (loss) income before income taxes at September 30:				
Net transition asset (obligation)	$ 513	$ 745	$ —	$ (118)
Prior service credit (cost)	6,530	7,447	6,699	(7)
Net actuarial loss	(843,284)	(673,734)	(67,009)	(54,133)
Net amount recognized	$ (836,241)	$ (665,542)	$ (60,310)	$ (54,258)

Foreign pension plan assets at fair value included in the preceding table were $402,298 and $375,468 at September 30, 2010 and 2009, respectively. The foreign pension plan projected benefit obligations were $560,640 and $461,321 at September 30, 2010 and 2009, respectively.

Pension plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets consist of the following at September 30:

	Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets		Projected Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2010	2009	2010	2009
Projected benefit obligation	$1,669,986	$1,283,337	$1,903,939	$1,473,574
Accumulated benefit obligation	$1,410,029	$1,092,101		
Fair value of plan assets	$1,224,095	$ 885,210	$1,406,349	$1,042,707

The estimated net actuarial loss and prior service credit for pension benefits that will be amortized from Accumulated other comprehensive (loss) income into net pension costs over the next fiscal year are expected to be $(55,467) and $1,082, respectively. The estimated net actuarial loss and prior service credit for other postretirement benefits that will be amortized from Accumulated other comprehensive (loss) income into net other postretirement costs over the next fiscal year are expected to be $(4,463) and $687, respectively.

The weighted average assumptions used in determining pension plan information were as follows:

	2010	2009	2008
Net Cost			
Discount rate:			
U.S. plans(A)	5.90%	8.00%	6.35%
Foreign plans	5.63	6.03	5.32
Expected return on plan assets:			
U.S. plans	8.00	8.00	8.00
Foreign plans	6.38	6.45	6.42
Rate of compensation increase:			
U.S. plans(A)	4.50	4.50	4.50
Foreign plans	3.35	3.56	3.45
Benefit Obligation			
Discount rate:			
U.S. plans(A)	5.20	5.90	8.00
Foreign plans	4.68	5.63	5.98
Rate of compensation increase:			
U.S. plans(A)	4.50	4.50	4.50
Foreign plans	3.18	3.35	3.56

(A) Also used to determine other postretirement and postemployment benefit plan information.

At September 30, 2010 the assumed healthcare trend rates were 7.8% pre and post age 65, gradually decreasing to an ultimate rate of 4.5% beginning in 2027. At September 30, 2009 the corresponding assumed healthcare trend rates were 8% pre and post age 65, gradually decreasing to an ultimate rate of 4.5% beginning in 2027. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2010 by $12,157 and the aggregate of the service cost and interest cost components of 2010 annual expense by $745. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2010 by $10,890 and the aggregate of the 2010 service cost and interest cost by $662.

Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is based upon expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, the Company considers many factors, including historical assumptions compared with actual results; benchmark data; expected returns on various plan asset classes, as well as current and expected asset allocations.

Expected Funding

The Company's funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. The Company does not anticipate any significant required contributions to its pension plans in 2011.

Expected benefit payments are as follows:

	Pension Plans	Other Postretirement Benefits
2011	$112,311	$ 17,875
2012	83,600	18,390
2013	91,191	18,821
2014	97,859	19,302
2015	108,713	19,829
2016-2020	664,696	101,896

Expected receipts of the subsidy under the Medicare Prescription Drug Improvement and Modernization Act of 2003, which are not reflected in the expected other postretirement benefit payments included in the preceding table, are as follows: 2011, $2,410; 2012, $2,538; 2013, $2,661; 2014, $2,764; 2015, $2,829; 2016-2020, $14,622.

Investments

The Company adopted revised pension plan asset disclosure requirements, requiring entities to disclose the major categories of defined benefit and postretirement plan assets as well as the measurement of these assets in accordance with the fair value measurement framework as defined under U.S. GAAP, on September 30, 2010. The newly-adopted guidance also requires disclosures regarding how investment allocation decisions are made.

The Company's primary objective is to achieve returns sufficient to meet future benefit obligations. It seeks to generate above market returns by investing in more volatile asset classes such as equities while at the same time controlling risk with allocations to more stable asset classes like fixed income.

U.S. Plans

The Company's U.S. plans comprise 71.1% of total benefit plan investments, based on September 30, 2010 market values, and have a target asset mix of 65% equities and 35% fixed income. This mix was established based on an analysis of projected benefit payments and estimates of long-term returns, volatilities and correlations for various asset classes. The mix is reviewed periodically by the named fiduciary of the plans and is intended to provide above market returns at an acceptable level of risk over time.

The established target mix includes ranges by which the target may deviate in order to accommodate normal market fluctuations. Routine cash flows are used to bring the mix closer to target and a move outside of the acceptable ranges will signal the potential for a formal rebalancing, based on an assessment of current market conditions and transaction costs. Any tactical deviations from the established asset mix require the approval of the named fiduciary.

The U.S. plans may enter into both exchange traded and non-exchange traded derivative transactions in order to manage interest rate exposure, volatility, term structure of interest rates, and sector and currency exposures within the fixed income portfolios. The Company has established minimum credit quality standards for counterparties in such transactions.

The following table provides the fair value measurements of U.S. plan assets, as well as the measurement techniques and inputs utilized to measure fair value of these assets, at September 30, 2010.

	Total U.S. Plan Asset Balances	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed Income:				
Mortgage and asset-backed securities(A)	$ 160,189	$ —	$160,189	$—
Corporate bonds(B)	109,331	—	109,331	—
Government and agency-U.S.(C)	41,175	21,416	19,759	—
Government and agency-Foreign(D)	15,960	—	15,960	—
Other(E)	3,337	—	3,337	—
Equity securities(F)	631,877	396,188	235,689	—
Cash and cash equivalents(G)	42,681	42,681	—	—
Fair value of plan assets	$1,004,550	$460,285	$544,265	$—

(A) Values are based upon a combination of observable prices, independent pricing services and relevant broker quotes.

(B) Values are based upon comparable securities with similar yields and credit ratings.

(C) Values of instruments classified as Level 1 are based on the closing price reported on the major market on which the investments are traded. Values of instruments classified as Level 2 are based upon quoted market prices from observable pricing sources.

(D) Values are based upon quoted market prices from observable pricing sources.

(E) Classification contains various immaterial investments and valuation varies by investment type. Values are primarily based upon quoted market prices from observable pricing sources.

(F) Values of instruments classified as Level 1 are based on the closing price reported on the major market on which the investments are traded. Values of instruments classified as Level 2 are based on the net asset value provided by the fund administrator. The net asset value is based on the value of the underlying assets owned by the fund, less its liabilities and then divided by the number of shares outstanding.

(G) Values are based upon quoted market prices or broker/dealer quotations.

The U.S. portion of fixed income assets is invested in mortgage-backed, corporate, government and agency and asset-backed instruments. Mortgage-backed securities consist of residential mortgage pass-through certificates. Corporate bonds are diversified across industry and sector and, while consisting primarily of investment grade instruments, include an allocation to high-yield debt as well. U.S. government investments consist of obligations of the U.S. Treasury and its agencies.

The non-U.S. portion of fixed income investments consists primarily of corporate bonds in developed markets but includes an allocation to emerging markets debt as well. The value of derivative instruments is not material and is included in the "Other" category provided in the table above.

Equity securities included within the plans' assets consist of publicly-traded U.S. and non-U.S. equity securities. In order to achieve appropriate diversification, these portfolios are allocated among multiple asset managers and invested across market sectors, investment styles, capitalization weights and geographic regions.

A portion of the U.S. plans' assets consists of investments in cash and cash equivalents, primarily to accommodate liquidity requirements relating to trade settlement and benefit payment activity.

Foreign Plans

Foreign plan assets comprise 28.9% of the Company's total benefit plan assets, based on market value at September 30, 2010. Such plans have local independent fiduciary committees, with responsibility for development and oversight of investment policy, including asset allocation decisions. In making such decisions, consideration is given to local regulations, investment practices and funding rules.

The following table provides the fair value measurements of foreign plan assets, as well as the measurement techniques and inputs utilized to measure fair value of these assets, at September 30, 2010.

	Total Foreign Plan Asset Balances	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed Income:				
Corporate bonds(A)	$ 36,541	$ —	$36,541	$ —
Government and agency-Foreign(B)	65,561	34,387	31,174	—
Other(C)	8,797	—	8,797	—
Equity securities(D)	220,102	207,577	12,258	267
Cash and cash equivalents(E)	6,478	6,478	—	—
Real estate(F)	9,486	—	—	9,486
Insurance contracts(G)	62,333	—	89	62,244
Fair value of plan assets	$409,298	$248,442	$88,859	$71,997

(A) Values are based upon comparable securities with similar yields and credit ratings.

(B) Values of instruments classified as Level 1 are based on the closing price reported on the major market on which the investments are traded. Values of instruments classified as Level 2 are based upon quoted market prices from observable pricing sources.

(C) Values are based upon quoted market prices from observable pricing sources.

(D) Values of instruments classified as Level 1 are based on the closing price reported on the major market on which the investments are traded. Values of instruments classified as Level 2 are based on the net asset value provided by the fund administrator. The net asset value is based on the value of the underlying assets owned by the fund, less its liabilities and then divided by the number of shares outstanding.

(E) Values are based upon quoted market prices or broker/dealer quotations.

(F) Values represent the estimated fair value based on the fair value of the underlying investment value or cost, adjusted for any accumulated earnings or losses.

(G) Values approximately represent cash surrender value.

Fixed income investments include corporate and non-U.S. government securities. Equity securities included in the foreign plan assets consist of publicly-traded U.S. and non-U.S. equity securities. Real estate investments consist of investments in funds holding an interest in real properties. The foreign plans also hold a portion of assets in cash and cash equivalents, in order to accommodate liquidity requirements.

The following table summarizes the changes, for the year ended September 30, 2010, in the fair value of foreign pension assets measured using Level 3 inputs:

	Equity Securities	Real Estate	Insurance Contracts	Total Assets
Balance at September 30, 2009	$ 494	$8,987	$59,078	$68,559
Actual return on plan assets:				
Relating to assets held at September 30, 2010	—	558	2,075	2,633
Relating to assets sold during the period	(199)	185	—	(14)
Purchases, sales and settlements, net	7	122	—	129
Transfers in (out) from other categories	(3)	—	4,866	4,863
Exchange rate changes	(32)	(366)	(3,775)	(4,173)
Balance at September 30, 2010	$ 267	$9,486	$62,244	$71,997

Postemployment Benefits

The Company utilizes a service-based approach in accounting for most of its postemployment benefits. Under this approach, the costs of benefits are recognized over the eligible employees' service period. The Company has elected to delay recognition of actuarial gains and losses that result from changes in assumptions.

Postemployment benefit costs for the years ended September 30 included the following components:

	2010	2009	2008
Service cost	$11,409	$ 9,944	$11,276
Interest cost	4,379	5,435	5,643
Amortization of prior service (credit) cost	(1,697)	(1,697)	159
Amortization of loss	7,777	4,323	6,686
	$21,868	$18,005	$23,764

The unfunded status of the postemployment benefit plans, which are not funded, was $112,751 and $102,311 at September 30, 2010 and 2009, respectively. The amounts recognized in Accumulated other comprehensive (loss) income before income taxes for the net actuarial loss was $76,220 and $54,487 at September 30, 2010 and 2009, respectively. The estimated net actuarial loss that will be amortized from the Accumulated other comprehensive (loss) income into postemployment benefit cost over the next fiscal year is $8,793.

Savings Incentive Plan

The Company has a voluntary defined contribution plan ("Savings Incentive Plan") covering eligible employees in the United States. The Company matches contributions for eligible employees to 75% of employees' contributions, up to a maximum of 4.5% of each employee's eligible compensation. The cost of the Savings Incentive Plan was $34,097 in 2010, $36,438 in 2009 and $31,526 in 2008. The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan, which consists of diversified money market instruments. The amount guaranteed was $223,399 at September 30, 2010.

Note 9 — Acquisitions

HandyLab

On November 19, 2009, the Company acquired 100% of the outstanding shares of HandyLab, Inc., ("HandyLab") a company that develops and manufactures molecular diagnostic assays and automation platforms. The acquisition-date fair value of consideration transferred totaled $277,610, net of cash acquired, which consisted of the following:

Cash	$274,756
Settlement of preexisting relationship	2,854(A)
Total	$277,610

(A) The acquisition effectively settled a prepaid asset associated with a pre-existing relationship with HandyLab, as discussed in further detail below.

HandyLab has developed and commercialized a flexible automated platform ("Jaguar Plus") for performing molecular diagnostics which complements the Company's molecular diagnostics offerings, specifically in the area of healthcare-associated infections. The Company plans to place its BD GeneOhm™ molecular assays onto the HandyLab platform and market them as the new BD Max™ System. The Company intends for this acquisition to allow further expansion of the BD molecular diagnostic menu and the achievement of revenue and cost synergies.

The acquisition was accounted for under the acquisition method of accounting for business combinations and HandyLab's results of operations were included in the Diagnostics segment's results from the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company's consolidated results. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. These fair values are based upon the information available as of September 30, 2010 and may be adjusted should further information regarding events or circumstances existing at the acquisition date become available.

Acquired in-process research and development	$169,000
Deferred tax assets	23,000
Other	8,843
Total identifiable assets acquired	200,843
Deferred tax liabilities	(64,221)
Other	(6,468)
Total liabilities assumed	(70,689)
Net identifiable assets acquired	130,154
Goodwill	147,456
Net assets acquired	$277,610

The acquired in-process research and development assets of $169,000 consisted of two projects that were still in development at the acquisition date: Platform technology for $26,000 and Jaguar Plus technology for $143,000. The Platform technology is incorporated into an automated platform that performs molecular diagnostics on certain specimens. The Jaguar Plus technology incorporates the Platform technology as well as additional technology to perform assays or molecular tests. The fair values of these projects were determined based on the present value of projected cash flows utilizing an income approach reflecting the appropriate risk-adjusted discount rate based on the applicable technological and commercial risk of each project. During the third quarter of fiscal year 2010, the Platform technology project was completed, and, as a result, the $26,000 associated with this project was reclassified from *Other Intangibles, Net* to *Core and Developed Technology, Net* and is being amortized over the estimated useful life of 20 years.

The $147,456 of goodwill was allocated to the Diagnostics segment. The primary item that generated goodwill is the value of the Company's access to HandyLab's flexible automated platform and expected synergies. No portion of this goodwill is expected to be deductible for tax purposes. The Company recognized $2,500 of acquisition related costs that were expensed in the current period and reported in the Consolidated Statements of Income as *Selling and administrative.*

In May 2009, the Company entered into a twenty-year product development and supply agreement with HandyLab. This agreement provided the Company with access and distribution rights to HandyLab's proprietary technology. Upon executing this agreement, the Company recorded an initial payment for exclusive distribution rights over a twelve-year term. At the acquisition date, the unamortized balance of the recognized prepaid was $2,854. The Company's acquisition of HandyLab effectively settled the preexisting product development and supply agreement. Because the terms of the contract were determined to represent fair value at the acquisition date, the Company did not record any gain or loss separately from the acquisition.

Cytopeia

On May 12, 2008, the Company acquired 100% of the outstanding stock of Cytopeia, Inc., a privately-held corporation that develops and markets advanced flow cytometry cell sorting instruments. The acquisition advances the Company's position in rapidly emerging areas of cell-based research, such as cell therapy research, stem cell research, drug discovery and development, and marine biology. The acquisition was accounted for under the purchase method of accounting and the results of operations of Cytopeia were included in the Biosciences segment's results from the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company's consolidated results. The purchase price was $42,914 in cash, including transaction costs. Cash assumed as of the valuation date was $1,655. The purchase price was allocated based upon the fair values of the assets and liabilities acquired per the following:

Core and developed technology	$20,000
Deferred tax asset	3,832
Other	3,713
Total identifiable assets acquired	27,545
Deferred tax liabilities	(7,904)
Net identifiable assets acquired	19,641
Goodwill	23,273
Net assets acquired	$42,914

Core and developed technology will be amortized on a straight-line basis over its estimated useful life of approximately 15 years. The primary item that generated goodwill is the value of the Company's access to new technologies and capabilities related to cell therapy research. No portion of this goodwill was deductible for tax purposes.

Note 10 — Divestitures

In May 2010, the Company signed agreements to sell certain assets of its Medical segment, including the Ophthalmic Systems unit as well as the surgical blades, critical care and extended dwell catheter product platforms of the Medical Surgical Systems unit for $270,000. On July 30, 2010, the Company completed the sale of the Ophthalmic Systems unit and the surgical blades platform. The sale of the critical care and extended dwell catheter product platforms was completed on September 30, 2010. The Company recognized a pre-tax gain on sale from all of these divestitures of $139,167. As a result of the divestitures, the Company derecognized $10,941 of goodwill, allocated based upon the relative fair values of the disposed assets. The Company expects these divestitures will enable it to focus resources and management attention on opportunities which are a preferred strategic fit with the Medical Segment's strategy, which focuses on parenteral medication delivery.

The results of operations associated with the Ophthalmic Systems unit, surgical blade platform and critical care platform are reported as discontinued operations for all periods presented in the accompanying Consolidated Statements of Income and Cash Flows and related disclosures. Subsequent cash flows that will be generated as a result of transitional activities intended to facilitate the orderly transfer of business operations are not expected to be significant. The gain on sale recognized in discontinued operations was $121,128.

The Company has agreed to perform some contract manufacturing for a defined period after the sale of the extended dwell catheter product platform. Due to the Company's significant continuing involvement in operations, the associated results of operations are reported within continuing operations. A gain on sale of $18,039 associated with this platform was recognized in *Other income (expense)*. The contract manufacturing agreement was determined to be an element of the overall sale agreement. Accordingly, the fair value of this element was determined to be $7,000 and the Company recognized this amount as a deferred gain on the sale. This deferred gain will be amortized and recognized in *Revenues* over the term of the contract manufacturing agreement.

On July 8, 2009, the Company sold certain assets and liabilities related to the elastics and thermometer components of the Home Healthcare product line of the Medical segment for $51,022. The Company recognized a pre-tax gain on sale of $18,145. Concurrent with the sale, the Company exited the remaining portion of the Home Healthcare product line. The results of operations associated with the Home Healthcare product line are reported as discontinued operations for all periods presented in the accompanying Consolidated Statements of Income and Cash Flows and related disclosures.

Results of discontinued operations for the years ended September 30 were as follows:

	2010	2009	2008
Revenues	$167,720	$230,022	$260,878
Income from discontinued operations before income taxes	181,973	84,233	62,433
Less income tax provision	40,703	19,975	13,191
Income from discontinued operations, net	$141,270	$ 64,258	$ 49,242

Note 11 — Intangible Assets

Other intangible assets at September 30 consisted of:

	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Core and developed technology	$580,709	$269,926	$539,674	$229,684
Patents, trademarks, and other	301,883	219,735	312,430	218,531
	$882,592	$489,661	$852,104	$448,215
Unamortized intangible assets				
Acquired in-process research and development	$143,000		$ —	
Trademarks	2,709		2,760	
	$145,709		$ 2,760	

Intangible amortization expense was $48,399, $47,066 and $54,217 in 2010, 2009 and 2008, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2011 to 2015 are as follows: 2011 — $53,800; 2012 — $56,900; 2013 — $56,000; 2014 — $54,800; 2015 — $53,100.

Note 12 — Derivative Instruments and Hedging Activities

The Company uses derivative instruments to mitigate certain exposures. The effects these derivative instruments and hedged items have on financial position, financial performance, and cash flows are provided below.

Foreign Currency Risks and Related Strategies

The Company has foreign currency exposures throughout Europe, Asia Pacific, Canada, Japan and Latin America. From time to time, the Company may partially hedge forecasted export sales denominated in foreign currencies using forward and option contracts, generally with one-year terms. The Company's hedging program has been designed to mitigate exposures resulting from movements of the U.S. dollar, from the beginning of a reporting period, against other foreign currencies. The Company's strategy is to offset the changes in the present value of future foreign currency revenue resulting from these movements with either gains or losses in the fair value of foreign currency derivative contracts. Forward contracts were used to hedge forecasted sales in fiscal years 2010 and 2009. Currency options were used to hedge forecasted sales in fiscal year 2008. As of September 30, 2010, the Company has not entered into contracts to hedge cash flows in fiscal year 2011.

The Company designates forward contracts used to hedge these certain forecasted sales denominated in foreign currencies as cash flow hedges. Changes in the effective portion of the fair value of the Company's forward contracts that are designated and qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk) are included in *Other comprehensive income (loss)* until the hedged transactions are reclassified in earnings. These changes result from the maturity of derivative instruments as well as the commencement of new derivative instruments. The changes also reflect movements in the period-end foreign exchange rates against the spot rates at the time the Company enters into any given derivative instrument contract. Once the hedged revenue transaction occurs, the gain or loss on the contract is recognized from *Accumulated other comprehensive income (loss)* to *Revenues*. The Company records the premium or discount of the forward contracts, which is included in the assessment of hedge effectiveness, to *Revenues.*

In the event the revenue transactions underlying a derivative instrument are no longer probable of occurring, accounting for the instrument under hedge accounting must be discontinued. Gains and losses previously recognized in *Other comprehensive income (loss)* must be reclassified into *Other income (expense).* If only a portion of the revenue transaction underlying a derivative instrument is no longer probable of occurring, only the portion of the derivative relating to those revenues would no longer be eligible for hedge accounting.

Transactional currency exposures that arise from entering into transactions, generally on an intercompany basis, in non-hyperinflationary countries that are denominated in currencies other than the functional currency are mitigated primarily through the use of forward contracts and currency options. Hedges of the transactional foreign exchange exposures resulting primarily from intercompany payables and receivables are undesignated hedges. As such, the gains or losses on these instruments are recognized immediately in income. The offset of these gains or losses against the gains and losses on the underlying hedged items, as well as the hedging costs associated with the derivative instruments, are recognized in *Other income (expense).*

The total notional amounts of the Company's outstanding foreign exchange contracts as of September 30, 2010 and September 30, 2009 were $1,776,046 and $2,601,109, respectively.

Interest Rate Risks and Related Strategies

The Company's primary interest rate exposure results from changes in short-term U.S. dollar interest rates. The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. The Company periodically uses interest rate swaps to manage such exposures. Under these interest rate swaps, the Company exchanges, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges.

For interest rate swaps designated as fair value hedges (i.e., hedges against the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates.

Changes in the fair value of the interest rate swaps designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk) are offset by amounts recorded in *Other comprehensive income (loss).* If interest rate derivatives designated as cash flow hedges are terminated, the balance in *Accumulated other comprehensive income (loss)* attributable to those derivatives is reclassified into earnings over the remaining life of the hedged debt. The amount, related to terminated interest rate swaps, expected to be reclassified and recorded in *Interest expense* within the next 12 months is $1,248, net of tax.

As of September 30, 2010 and September 30, 2009, the total notional amounts of the Company's outstanding interest rate swaps designated as fair value hedges were $200,000 and $400,000, respectively. The current year's outstanding swap represents a fixed-to-floating rate swap agreement that was entered into to convert the interest payments on $200,000 in 4.55% notes, due April 15, 2013, from the fixed rate to a floating interest rate based on LIBOR. The Company had no outstanding interest rate swaps designated as cash flow hedges as of September 30, 2010.

Commodity Price Risks and Related Strategies

The Company also manages risks associated with certain forecasted commodity purchases by using forward contracts. In 2009, the Company entered into a commodity forward contract on ethane to manage the price risk associated with forecasted purchases of polyethylene used in the Company's manufacturing process. The contract was designated as a cash flow hedge and once the hedged commodity purchases occurred, the gain or loss on the contract was recognized from *Accumulated other comprehensive income (loss)* to *Cost of products sold.* The ethane forward contract matured in the first quarter 2010 and as such, there were no unrecognized amounts relating to this contract recorded in *Accumulated other comprehensive income (loss)* at September 30, 2010. The notional amount of the Company's commodity contracts at September 30, 2009 was 206,000 gallons of ethane.

Risk Exposures Not Hedged

The Company purchases resins, which are oil-based components used in the manufacture of certain products. While the Company has been able to hedge certain purchases of polyethylene, the Company does not currently use any hedges to manage the risk exposures related to other resins. Significant increases in world oil prices that lead to increases in resin purchase costs could impact future operating results.

Effects on Consolidated Balance Sheets

The location and amounts of derivative instrument fair values in the consolidated balance sheet are segregated below between designated, qualifying hedging instruments and ones that are not designated under for hedge accounting.

	September 30, 2010	September 30, 2009
Asset derivatives-designated for hedge accounting		
Forward exchange contracts	$ —	$ 618
Interest rate swap	8,609	1,971
Total asset derivatives-designated for hedge accounting	$ 8,609	$ 2,589
Asset derivatives-undesignated for hedge accounting		
Forward exchange contracts	$32,392	$12,575
Total asset derivatives(A)	$41,001	$15,164
Liability derivatives-designated for hedge accounting		
Forward exchange contracts	$ —	$70,980
Commodity forward contracts	—	6
Total liability derivatives-designated for hedge accounting	$ —	$70,986
Liability derivatives-undesignated for hedge accounting		
Forward exchange contracts	$21,265	$18,490
Total liability derivatives(B)	$21,265	$89,476

(A) All asset derivatives are included in *Prepaid expenses, deferred taxes and other.*

(B) All liability derivatives are included in *Accrued expenses.*

Effects on Consolidated Statements of Income

Cash flow hedges

The location and amount of gains and losses on designated derivative instruments recognized in the consolidated statement of income for the years ended September 30, consisted of:

Derivatives Accounted for as Designated Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI on Derivatives, Net of Tax			Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Gain (Loss) Reclassified from Accumulated OCI into Income		
	2010	2009	2008		2010	2009	2008
Forward exchange contracts	$43,624	$(81,410)	$37,786	Revenues	$(31,471)	$104,858	$ —
Currency options	—	—	4,994	Revenues	—	—	(10,860)
Interest rate swaps	1,238	(641)	1,091	Interest expense	(1,996)	(1,846)	(1,760)
Commodity forward contracts	22	(22)	—	Cost of products sold	(35)	(231)	—
Total	$44,884	$(82,073)	$43,871		$(33,502)	$102,781	$(12,620)

The Company's designated derivative instruments are perfectly effective. As such, there were no gains or losses, related to hedge ineffectiveness or amounts excluded from hedge effectiveness testing, recognized immediately in income for the years ended September 30, 2010, 2009 and 2008.

Fair value hedge

The location and amount of gains or losses on the hedged fixed rate debt attributable to changes in the market interest rates and the offsetting gain (loss) on the related interest rate swap for the years ended September 30 were as follows:

Income Statement Classification	Gain/(Loss) on Swap			Gain/(Loss) on Borrowings		
	2010	2009	2008	2010	2009	2008
Other income (expense)(A)	$6,638	$(3,402)	$(542)	$(6,638)	$3,402	$542

(A) Changes in the fair value of the interest rate swap offset changes in the fair value of the fixed rate debt due to changes in market interest rates. There was no hedge ineffectiveness relating to this interest rate swap.

Undesignated hedges

The location and amount of gains and losses recognized in income on derivatives not designated for hedge accounting for the years ended September 30 were as follows:

Derivatives Not Designated as For Hedge Accounting	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivative		
		2010	2009	2008
Forward exchange contracts(B)	Other income (expense)	$(6,606)	$138	$10,835

(B) The gains and losses on forward contracts and currency options utilized to hedge the intercompany transactional foreign exchange exposures are largely offset by gains and losses on the underlying hedged items in *Other (expense) income.*

Note 13 — Financial Instruments and Fair Value Measurements

The Company adopted newly-issued fair value measurement requirements for financial assets and liabilities on October 1, 2008 and for nonfinancial assets and liabilities on October 1, 2009. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement provisions require the categorization of assets and liabilities carried at fair value within a three-level hierarchy based upon inputs used in measuring fair value.

The fair values of financial instruments, including those not recognized on the statement of financial position at fair value, carried at September 30, 2010 and September 30, 2009 are classified in accordance with the fair value hierarchy in the tables below:

		Basis of Fair Value Measurement		
	September 30, 2010 Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Institutional money market investments	$ 277,424	$277,424	$ —	$—
Forward exchange contracts	32,392	—	32,392	—
Interest rate swap	8,609	—	8,609	—
Total Assets	$ 318,425	$277,424	$ 41,001	$—
Liabilities				
Forward exchange contracts	$ 21,265	$ —	$ 21,265	$—
Long-term debt	1,495,357	—	1,790,137	—
Total Liabilities	$1,516,622	$ —	$1,811,402	$—

		Basis of Fair Value Measurement		
	September 30, 2009 Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Institutional money market investments	$ 617,220	$617,220	$ —	$—
Forward exchange contracts	13,193	—	13,193	—
Interest rate swap	1,971	—	1,971	—
Total Assets	$ 632,384	$617,220	$ 15,164	$—
Liabilities				
Forward exchange contracts	$ 89,470	$ —	$ 89,470	$—
Commodity forward contracts	6	—	6	—
Long-term debt	1,488,460	—	1,610,314	—
Total Liabilities	$1,577,936	$ —	$1,699,790	$—

The Company's institutional money market accounts permit daily redemption and the fair values of these investments are based upon the quoted prices in active markets provided by the holding financial institutions.

The Company's remaining cash equivalents totaling $938,565 and $777,024 at September 30, 2010 and 2009, respectively. Short-term investments are held to their maturities and are carried at cost, which approximates fair value. The cash equivalents consist of liquid investments with a maturity of three months or less and the short-term investments consist of instruments with maturities greater than three months and less than one year. The Company measures the fair value of forward exchange contracts and currency options using an income approach with significant observable inputs, specifically spot currency rates, market designated forward currency prices and a discount rate. The fair value of interest rate swaps are provided by the financial institutions that are counterparties to these arrangements. The fair value of long-term debt is based upon quoted prices in active markets for similar instruments.

The Company's policy is to recognize any transfers into fair value measurement hierarchy levels and transfers out of levels at the beginning of each reporting period. There were no transfers in and out of Level 1, Level 2 or Level 3 measurements for the years ending September 30, 2010 and 2009.

Concentration of Credit Risk

The Company maintains cash deposits in excess of government-provided insurance limits. Such cash deposits are exposed to loss in the event of nonperformance by financial institutions. Substantially all of the Company's trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Accounts receivable balances include sales to government-owned or government-supported healthcare facilities. Because these customers are government owned or supported, we could be impacted by declines in sovereign credit ratings or by defaults in these countries. The Company continually evaluates all government receivables, particularly in Greece, Spain, Italy, and other parts of Western Europe, for potential collection risks associated with the availability of government funding and reimbursement practices.

In particular, the Company has experienced significant payment delays in Greece due to the government's current liquidity issues that have affected its ability to process payments to suppliers within Greece's national healthcare system. During the fourth quarter of fiscal year 2010, the Company accepted a settlement agreement established by Greece's government to repay all debts associated with its public hospitals' suppliers, incurred since 2005. Under the plan, suppliers will receive cash for debts incurred from 2005 through 2006 and zero-coupon bonds for debts incurred from 2007 through 2009. The outstanding balances, net of reserves related to such sales, were approximately $37,796 and $45,072 at September 30, 2010 and September 30, 2009, respectively. This concentration of credit risk is not expected to have a material adverse impact on our financial position or liquidity.

Note 14 — Debt

Short-term debt at September 30 consisted of:

	2010	2009
Loans Payable		
Domestic	$200,000	$200,000
Foreign	2,727	2,880
Current portion of long-term debt	31	200,085
	$202,758	$402,965

Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for Short-term debt were 0.27% and 3.68% at September 30, 2010 and 2009, respectively. The Company has available a $1 billion syndicated credit facility with an expiration date in December 2012. This credit facility provides backup support for the commercial paper program and can also be used for other general corporate purposes. It includes a restrictive covenant that requires a minimum interest coverage ratio, with which the Company was in compliance at September 30, 2010. There were no borrowings outstanding under the facility at September 30, 2010. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $215,840 at September 30, 2010, almost all of which was unused.

In May 2009, the Company issued $500,000 of 10-year 5.00% notes and $250,000 of 30-year 6.00% notes. The net proceeds from these issuances were used for the repayment of $200,000 in 7.15% notes, due October 1, 2009. A swap agreement with a notional amount of $200,000 that was used to convert the payments on the 7.15% notes from the fixed rate to a floating rate also matured on the same date as the loan.

On November 8, 2010, the Company issued $700,000 of 10-year 3.25% notes and $300,000 of 30-year 5.00% notes. The net proceeds from these issuances are expected to be used for general corporate purposes, which may include funding for working capital, capital expenditures, repurchases of the Company's common stock and acquisitions.

Long-Term Debt at September 30 consisted of:

	2010	2009
Domestic notes due through 2013 (average year-end interest rate: 1.0% — 2010; 2.1% — 2009)	$ 8,058	$ 8,079
4.55% Notes due April 15, 2013	207,992	201,128
4.90% Notes due April 15, 2018	204,710	205,232
5.00% Notes due May 15, 2019	494,196	493,678
6.00% Notes due May 15, 2039	245,351	245,293
7.00% Debentures due August 1, 2027	168,000	168,000
6.70% Debentures due August 1, 2028	167,050	167,050
	$1,495,357	$1,488,460

Long-term debt balances at September 30, 2010 and 2009 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 12.

The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2012 to 2015 are as follows: 2012 — $34; 2013 — $216,013; 2014 — $2; 2015 — $0.

The Company capitalizes interest costs as a component of the cost of construction in progress. A summary of interest costs and payments for the years ended September 30 is as follows:

	2010	2009	2008
Charged to operations	$51,263	$40,389	$36,343
Capitalized	36,436	29,360	29,862
Total interest costs	$87,699	$69,749	$66,205
Interest paid, net of amounts capitalized	$58,401	$25,544	$36,222

Note 15 — Income Taxes

The provision for income taxes from continuing operations for the years ended September 30 consisted of:

	2010	2009	2008
Current:			
Federal	$307,236	$153,030	$262,289
State and local, including Puerto Rico	23,441	9,626	13,045
Foreign	170,218	135,931	143,330
	$500,895	$298,587	$418,664
Deferred:			
Domestic	$(32,762)	$109,925	$ 13,481
Foreign	16,687	2,734	(20,214)
	(16,075)	112,659	(6,733)
	$484,820	$411,246	$411,931

The components of *Income From Continuing Operations Before Income Taxes* for the years ended September 30 consisted of:

	2010	2009	2008
Domestic, including Puerto Rico	$ 889,254	$ 890,934	$ 802,073
Foreign	771,906	687,657	687,612
	$1,661,160	$1,578,591	$1,489,685

Deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2010 and 2009, net current deferred tax assets of $217,865 and $169,505, respectively, were included in *Prepaid expenses, deferred taxes and other.* Net non-current deferred tax assets of $152,334 and $156,288, respectively, were included in *Other.* Net current deferred tax liabilities of $2,587 and $3,665, respectively, were included in *Current Liabilities - Income taxes.* Net non-current deferred tax liabilities of $21,558 and $18,191, respectively, were included in *Deferred Income Taxes and Other.* Deferred taxes are not provided on undistributed earnings of foreign subsidiaries that are indefinitely reinvested. At September 30, 2010, the cumulative amount of such undistributed earnings indefinitely reinvested outside the United States was $3.3 billion. Determining the tax liability that would arise if these earnings were remitted is not practicable. Deferred taxes are provided for earnings outside the United States when those earnings are not considered indefinitely reinvested.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled:

September 30, 2007	$ 71,782
Increase due to current year tax positions	5,411
Increase due to prior year tax positions	535
Decrease due to settlements and lapse of statute of limitations	(8,030)
September 30, 2008	$ 69,698
Increase due to current year tax positions	8,901
Increase due to prior year tax positions	1,872
Decrease due to settlements and lapse of statute of limitations	(29,924)
September 30, 2009	50,547
Increase due to current year tax positions	27,662
Increase due to prior year tax positions	25,837
Decreases due to prior year tax positions	(11,509)
Decrease due to settlements and lapse of statute of limitations	(2,473)
September 30, 2010	$ 90,064

The total amount of unrecognized tax benefits, if recognized, would favorably impact the effective tax rate. Included in the above total is approximately $7,536 of interest and penalties, of which approximately $(1,372) are reflected in the current year statement of operations. The Company includes interest and penalties associated with unrecognized tax benefits as a component of the Income tax provision on the Consolidated Statements of Income. The Company expects changes in the aggregate amount of unrecognized tax benefits that may occur within the next twelve months to be similar to the changes that occurred in the prior twelve months.

The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. The IRS has completed its audit for the tax years through 2005. For the Company's other major tax jurisdictions where it conducts business, the Company's tax years are generally open after 2004.

Deferred income taxes at September 30 consisted of:

	2010		2009	
	Assets	Liabilities	Assets	Liabilities
Compensation and benefits	$484,767	$ —	$416,849	$ —
Property and equipment	—	318,640	—	227,347
Loss and credit carryforwards	116,478	—	153,036	—
Other	293,246	173,372	241,080	185,047
	894,491	492,012	810,965	412,394
Valuation allowance	(56,425)	—	(94,634)	—
	$838,066	$492,012	$716,331	$412,394

Valuation allowances have been established for capital loss carryforwards, state deferred tax assets, net of federal tax, related to net operating losses and credits and other deferred tax assets for which the Company has determined it is more likely than not that these benefits will not be realized. At September 30, 2010, the

Company had deferred state tax assets for net state operating losses and credit carryforwards of $46,882 for which a valuation allowance of $27,999 has been established due to the uncertainty of generating sufficient taxable income in the state jurisdictions to utilize the deferred tax assets before they principally expire between 2011 and 2014.

A reconciliation of the federal statutory tax rate to the Company's effective tax rate was as follows:

	2010	2009	2008
Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	0.9	0.6	1.5
Effect of foreign and Puerto Rico earnings and foreign tax credits	(5.3)	(7.4)	(8.4)
Effect of Research Credits and Domestic Production Activities,	(1.6)	(2.7)	(0.9)
Other, net	0.2	0.6	0.5
	29.2%	26.1%	27.7%

The approximate dollar and diluted earnings per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2010 — $51,300 and $0.21; 2009 — $44,800 and $0.18; and 2008 — $42,000 and $0.17. The tax holidays expire at various dates through 2023.

The Company made income tax payments, net of refunds, of $391,965 in 2010, $368,724 in 2009 and $330,709 in 2008.

Note 16 — Supplemental Financial Information

Other Income (Expense), Net

Other income (expense), net in 2010 was $497, which primarily included the gain recognized on the sale of the extended dwell catheter product platform of $18,039, equity investment income of $4,848 and income from license and other agreements of $6,063, partially offset by foreign exchange losses (inclusive of hedging costs) of $(14,756) and the write-down of investments of $(14,024).

Other income (expense), net in 2009 was $(3,850), which primarily included foreign exchange losses (inclusive of hedging costs) of $(14,973), partially offset by equity investment income of $4,542 and income from license and other agreements of $6,387.

Other income (expense), net in 2008 was $(1,484), which primarily included foreign exchange losses (inclusive of hedging costs) of $(10,303), partially offset by equity investment income of $4,642 and income from license and other agreements of $3,386.

Trade Receivables, Net

Allowances for doubtful accounts and cash discounts netted against trade receivables were $46,318 and $48,509 at September 30, 2010 and 2009, respectively. The amounts recognized in 2010, 2009 and 2008 relating to these valuation accounts are provided in the following table:

	Allowance for Doubtful Accounts	Allowance for Cash Discounts	Total
Balance at September 30, 2007	$29,238	$ 10,412	$ 39,650
Additions charged to costs and expenses	5,405	50,055	55,460
Deductions and other	(7,934)(A)	(51,562)	(59,496)
Balance at September 30, 2008	26,709	8,905	35,614
Additions charged to costs and expenses	18,321	48,025	66,346
Deductions and other	(4,745)(A)	(48,706)	(53,451)
Balance at September 30, 2009	40,285	8,224	48,509
Additions charged to costs and expenses	6,487	31,944	38,431
Deductions and other	(6,373)(A)	(34,249)	(40,622)
Balance at September 30, 2010	$40,399	$ 5,919	$ 46,318

(A) Accounts written off.

Inventories

Inventories at September 30 consisted of:

	2010	2009
Materials	$ 169,268	$ 171,449
Work in process	225,878	223,094
Finished products	750,191	762,219
	$1,145,337	$1,156,762

Property, Plant and Equipment, Net

Property, Plant and Equipment, Net at September 30 consisted of:

	2010	2009
Land	$ 100,988	$ 95,818
Buildings	2,095,254	1,984,852
Machinery, equipment and fixtures	4,259,140	4,078,768
Leasehold improvements	76,680	81,891
	6,532,062	6,241,329
Less accumulated depreciation and amortization	3,431,570	3,274,700
	$3,100,492	$2,966,629

Becton, Dickinson and Company

SUPPLEMENTARY DATA (UNAUDITED)

	2010				
	1st	2nd	3rd	4th	Year
	Thousands of dollars, except per share amounts				
Revenues	$1,868,818	$1,799,409	$1,830,911	$1,873,195	$7,372,333
Gross Profit	974,494	934,917	947,477	972,262	3,829,150
Income from Continuing Operations	304,093	285,034	294,160	293,053	1,176,340
Earnings per Share(A):					
Income from Continuing Operations	1.28	1.21	1.26	1.27	5.02
Income from Discontinued Operations	0.05	0.05	0.05	0.45	0.60
Basic Earnings per Share	1.33	1.26	1.32	1.71	5.62
Income from Continuing Operations	1.25	1.18	1.23	1.24	4.90
Income from Discontinued Operations	0.05	0.05	0.05	0.44	0.59
Diluted Earnings per Share	1.30	1.24	1.29	1.68	5.49

	2009				
	1st	2nd	3rd	4th	Year
	Thousands of dollars, except per share amounts				
Revenues	$1,673,148	$1,683,142	$1,776,409	$1,854,023	$6,986,722
Gross Profit	897,606	875,760	937,854	963,826	3,675,046
Income from Continuing Operations	296,607	248,866	327,445	294,427	1,167,345
Earnings per Share(A):					
Income from Continuing Operations	1.22	1.04	1.36	1.23	4.85
Income from Discontinued Operations	0.06	0.05	0.06	0.10	0.27
Basic Earnings per Share	1.29	1.09	1.42	1.33	5.12
Income from Continuing Operations	1.19	1.01	1.33	1.20	4.73
Income from Discontinued Operations	0.06	0.05	0.06	0.09	0.26
Diluted Earnings per Share	1.26	1.06	1.39	1.29	4.99

(A) Total per share amounts may not add due to rounding.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

An evaluation was conducted by BD's management, with the participation of BD's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of BD's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of September 30, 2010. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were, as of the end of the period covered by this report, effective and designed to ensure that material information relating to BD and its consolidated subsidiaries would be made known to them by others within these entities. There were no changes in BD's internal control over financial reporting during the fiscal quarter ended September 30, 2010 identified in connection with the above-referenced evaluations that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm are contained in Item 8, Financial Statements and Supplementary Data, and are incorporated herein by reference.

Item 9B. ***Other Information.***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information relating to directors and the Audit Committee of the BD Board of Directors required by this item will be contained under the captions "Proposal 1. Election of Directors" and "Board of Directors — Committee Membership and Function — Audit Committee" in a definitive proxy statement involving the election of directors, which the registrant will file with the SEC not later than 120 days after September 30, 2010 (the "2011 Proxy Statement"), and such information is incorporated herein by reference.

The information relating to executive officers required by this item is included herein in Part I under the caption "Executive Officers of the Registrant."

Certain other information required by this item will be contained under the captions "Ownership of BD Common Stock — Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Business Conduct and Compliance Guide" in BD's 2011 Proxy Statement, and such information is incorporated herein by reference.

Item 11. ***Executive Compensation.***

The information required by this item will be contained under the captions "Board of Directors — Non-Management Directors' Compensation," "Compensation Discussion and Analysis," "Report of the Compensation and Benefits Committee," and "Compensation of Named Executive Officers" in BD's 2011 Proxy Statement, and such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this item will be contained under the caption "Ownership of BD Common Stock" in BD's 2011 Proxy Statement, and such information is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item will be contained under the caption "Corporate Governance — Director Independence; Policy Regarding Related Person Transactions" in BD's 2011 Proxy Statement, and such information is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item will be contained under the caption "Proposal 2. Ratification of Selection of Independent Registered Public Accounting Firm" in BD's 2011 Proxy Statement, and such information is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) *Financial Statements*

The following consolidated financial statements of BD are included in Item 8 of this report:

- Reports of Independent Registered Public Accounting Firm
- Consolidated Statements of Income — Years ended September 30, 2010, 2009 and 2008
- Consolidated Statements of Comprehensive Income — Years ended September 30, 2010, 2009 and 2008
- Consolidated Balance Sheets — September 30, 2010 and 2009
- Consolidated Statements of Cash Flows — Years ended September 30, 2010, 2009 and 2008
- Notes to Consolidated Financial Statements

(b) *Financial Statement Schedules*

See Note 16 to the Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data.

(c) *Exhibits*

See the Exhibit Index beginning on page 85 hereof for a list of all management contracts, compensatory plans and arrangements required by this item (Exhibit Nos. 10(a)(i) through 10(o)), and all other Exhibits filed or incorporated by reference as a part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BECTON, DICKINSON AND COMPANY

By: /s/ DEAN J. PARANICAS

Dean J. Paranicas
Vice President, Corporate Secretary
and Public Policy

Dated: November 24, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 24th day of November, 2010 by the following persons on behalf of the registrant and in the capacities indicated.

Name	Capacity
/s/ EDWARD J. LUDWIG **(Edward J. Ludwig)**	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ DAVID V. ELKINS **(David V. Elkins)**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ WILLIAM A. TOZZI **(William A. Tozzi)**	Senior Vice President and Controller (Principal Accounting Officer)
Basil L. Anderson*	Director
Henry P. Becton, Jr.*	Director
Edward F. DeGraan*	Director
Claire M. Fraser-Liggett*	Director
Christopher Jones*	Director
Marshall O. Larsen*	Director
Adel A.F. Mahmoud*	Director

Name	Capacity
Gary A. Mecklenburg*	Director
Cathy E. Minehan*	Director
James F. Orr*	Director
Willard J. Overlock, Jr.*	Director
Bertram L. Scott*	Director
Alfred Sommer*	Director

*By: /s/ DEAN J. PARANICAS

Dean J. Paranicas
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing
3(a)(i)	Restated Certificate of Incorporation, dated as of February 3, 2009	Incorporated by reference to Exhibit 3(a) to the registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2008
3(b)	By-Laws, as amended and restated as of February 10, 2010	Incorporated by reference to Exhibit 10(o) to the registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2009
4(d)	Indenture, dated as of March 1, 1997, between the registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank)	Incorporated by reference to Exhibit 4(a) to Form 8-K filed by the registrant on July 31, 1997
	The registrant hereby agrees to furnish to the Commission upon request a copy of any other instruments which define the rights of holders of long-term debt of the registrant.	
10(a)	Form of Employment Agreement with executive officers relating to employment following a change of control of the registrant	Incorporated by reference to Exhibit 10(a) to the registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2008
10(b)	Stock Award Plan, as amended and restated as of January 31, 2006	Incorporated by reference to Exhibit 10(a) to the registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2005
10(c)	Performance Incentive Plan, as amended and restated September 23, 2008	Incorporated by reference to Exhibit 10(c) to the registrant's Current Report on Form 8-K dated September 26, 2008
10(d)(i)	Deferred Compensation and Retirement Benefit Restoration Plan, as amended and restated as of October 1, 2009	Incorporated by reference to Exhibit 10(d)(i) to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2009
10(d)(ii)	1996 Directors' Deferral Plan, as amended and restated as of October 1, 2009	Incorporated by reference to Exhibit 10(d)(ii) to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2009
10(e)(i)	1994 Restricted Stock Plan for Non Employee Directors	Incorporated by reference to Exhibit A to the registrant's Proxy Statement dated January 5, 1994
10(e)(ii)	Amendment to the 1994 Restricted Stock Plan for Non-Employee Directors as of November 26, 1996	Incorporated by reference to Exhibit 10(j)(ii) to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996
10(f)(i)	1995 Stock Option Plan, as amended and restated January 27, 1998	Incorporated by reference to Exhibit 10(k) to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1998
10(f)(ii)	Amendments dated as of April 24, 2000 to the 1995 Stock Option Plan, as amended and restated January 27, 1998	Incorporated by reference to Exhibit 10(k) to the registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2000
10(g)(i)	1998 Stock Option Plan	Incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q/A for the period ended March 31, 1998
10(g)(ii)	Amendments dated as of April 24, 2000 to the 1998 Stock Option Plan	Incorporated by reference to Exhibit 10(l) to the registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2000
10(h)	Australian, French and Spanish addenda to the Becton, Dickinson and Company Stock Option Plans	Incorporated by reference to Exhibit 10(m) to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1998

Exhibit Number	Description	Method of Filing
10(i)	Indian addendum to the Becton, Dickinson and Company Stock Option Plans	Incorporated by reference to Exhibit 10(n) to registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1999
10(j)	China and Japan addenda to Becton, Dickinson and Company Stock Option Plans	Incorporated by reference to Exhibit 10(n)(i) to registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2002
10(k)(i)	Non-Employee Directors 2000 Stock Option Plan	Incorporated by reference to Exhibit 10(o) to the registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2000
10(k)(ii)	Amendments dated as of April 24, 2000 to the Non-Employee Directors 2000 Stock Option Plan	Incorporated by reference to Exhibit 10(o) to the registrant's Quarterly Report on Form 10-Q for period ended June 30, 2000
10(l)	2002 Stock Option Plan	Incorporated by reference to Appendix A to the registrant's Proxy Statement dated January 3, 2002
10(m)	2004 Employee and Director Equity-Based Compensation Plan, as amended and restated as of July 27, 2010	Incorporated by reference to Exhibit 10 to the registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2010
10(n)	Terms of Awards under 2004 Employee and Director Equity-Based Compensation Plan	Incorporated by reference to Exhibit 10(p) to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008
10(o)	Amended and Restated Aircraft Time Sharing Agreement between Becton, Dickinson and Company and Edward J. Ludwig dated as of September 21, 2006	Incorporated by reference to Exhibit 10(r) to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006
10(p)(i)	Amended and Restated Five-Year Credit Agreement, dated as of December 1, 2006 among the registrant and the banks named therein	Filed with this report
10(p)(ii)	Extension of term of Amended and Restated Five-Year Credit Agreement	Filed with this report
21	Subsidiaries of the registrant	Filed with this report
23	Consent of independent registered public accounting firm	Filed with this report
24	Power of Attorney	Filed with this report
31	Certifications of Chief Executive Officer and Chief Financial Officer, pursuant to SEC Rule 13(a)-14(a)	Filed with this report
32	Certifications of Chief Executive Officer and Chief Financial Officer, pursuant to Section 1350 of Chapter 63 of Title 18 of the U.S. Code	Filed with this report
101	The following materials from this report, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements, are tagged as blocks of text.	

Copies of any Exhibits not accompanying this Form 10-K are available at a charge of 10 cents per page by contacting: Investor Relations, Becton, Dickinson and Company, 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, Phone: 1-800-284-6845.

Financial Highlights

Thousands of dollars, except per share amounts	2010	2009	Change
Operating results			
Revenues	**$7,372,333**	$6,986,722	5.5%
Income from continuing operations	**$1,176,340**	$1,167,345	0.8%
Diluted earnings per share,			
from continuing operations	**4.90**	4.73	3.6%
Dividends per common share	**1.48**	1.32	12.1%


Revenue by Geography
($millions)*
International: $4,086
United States: $3,287
*Amounts may not add due to rounding


Dividends Paid / Share Repurchases
($millions)
$800
$600
$400
$200
$0
$212
$449
$240
$450
$279
$450
$317
$550
$346
$750
2006
2007
2008
2009
2010
Dividends Paid
Share Repurchases


Total Revenue
($millions)
$8,000
$6,000
$4,000
$2,000
$0
$5,513
$6,121
$6,898
$6,987
$7,372
2006
2007
2008
2009
2010


Total Operating Income
($millions)
$1,600
$1,200
$800
$400
$0
$1,091
$1,151
$1,486
$1,590
$1,677
2006
2007
2008
2009
2010


Return on Equity
24%
20%
16%
12%
8%
21.9%
19.9%
23.2%
23.2%
22.2%
2006
2007
2008
2009
2010


R&D Expense
($millions)
$400
$300
$200
$100
$0
$289
$343
$383
$405
$431
2006
2007
2008
2009
2010

recognized as a trusted partner by non-government organizations and international agencies with which we collaborate to help serve the health needs of people living in developing regions such as sub-Saharan Africa and the Caribbean, many of whom rely on international funding sources to access health services.

Operating Effectiveness

This year, we finished the design phase and began the implementation phase of EVEREST, our multi-year enterprise resource planning program which will provide the foundation for global, common work processes and refresh technology to drive operating effectiveness and improve service excellence to customers. Our ReLoCo (Reliable low-cost manufacturing) initiative also made excellent progress. We will introduce a series of lower-cost hypodermic products for lower-priced developing world markets based on new designs and a new manufacturing process beginning in 2011.

Financial Performance

BD revenues of $7.4 billion represent an increase of 5.5 percent over fiscal year 2009. Our diluted earnings per share from continuing operations increased 3.6 percent on a reported basis. Net cash flow provided by continuing operating activities was $1.7 billion. When we look at past investments in BD over the long term, the returns are quite favorable, as demonstrated in the chart [below].

Total Shareholder Return

(5-Year Compound Annual Growth Rate)
9/30/05–9/30/10*


8.89%
0.64%
-1.39%
BDX
S&P 500 Index
S&P 500 Health Care Equipment Index

*Based on data provided by Standard & Poor's

BD Medical revenues rose by 6.7 percent over 2009 to $3.8 billion, or 6.2 percent on a foreign currency-neutral basis. Revenue growth was driven by sales of safety-engineered products and prefilled flush syringes, as well as continued strong growth in worldwide pen needle sales.


Medical Revenue
$4,000
$3,000
$2,000
$1,000
$0
$2,881
$3,182
$3,543
$3,557
$3,798
2006
2007
2008
2009
2010

BD Diagnostics revenues rose by 4.2 percent over 2009 to $2.3 billion, or 4.0 percent on a foreign currency-neutral basis. Revenue growth in the Preanalytical Systems unit was driven by sales of safety-engineered products. Revenue growth in the Diagnostic Systems unit was driven by worldwide sales of its automated diagnostic platforms.


Diagnostics Revenue
$2,000
$1,000
$0
$1,715
$1,905
$2,160
$2,226
$2,319
2006
2007
2008
2009
2010

BD Biosciences revenues increased by 4.4 percent over 2009 to $1.3 billion, or 6.8 percent on a currency-neutral basis. Revenue growth in the Cell Analysis unit reflected increased demand for instruments and reagents and was aided by governmental economic stimulus programs for research in the U.S. and Japan. Revenue growth in the Discovery Labware unit reflected increased sales to major biopharmaceutical customers.


Biosciences Revenue
$1,200
$800
$400
$0
$916
$1,034
$1,195
$1,204
$1,257
2006
2007
2008
2009
2010


BD

1 Becton Drive
Franklin Lakes, NJ 07417
www.bd.com